     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                RIVALS.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

           WASHINGTON                          7375                          91-1894545
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                         71 COLUMBIA STREET, SUITE 550
                           SEATTLE, WASHINGTON 98104
                                 (206) 381-6900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                             JAMES C. HECKMAN, JR.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                         71 COLUMBIA STREET, SUITE 550
                           SEATTLE, WASHINGTON 98104
                                 (206) 381-6900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             DAVID C. WILSON, ESQ.                            JORGE DEL CALVO, ESQ.
           BRIAN D. MCALLISTER, ESQ.                          JASON D. FINKLE, ESQ.
             GARY A. TRUJILLO, ESQ.                       PILLSBURY MADISON & SUTRO LLP
            MORRISON & FOERSTER LLP                            2550 HANOVER STREET
               755 PAGE MILL ROAD                          PALO ALTO, CALIFORNIA 94304
          PALO ALTO, CALIFORNIA 94304                             (650) 233-4500
                 (650) 813-5600

                           -------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS OF               PROPOSED MAXIMUM AGGREGATE                      AMOUNT OF
     SECURITIES TO BE REGISTERED                 OFFERING PRICE(1)                      REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock (no par value)..........              $100,000,000                              $26,400
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.
                           -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED MARCH 13, 2000.

                                     Shares

        [RIVALNET LOGO]
                                  Common Stock

                           -------------------------

     This is an initial public offering of shares of common stock of
RivalNetworks, Inc. All of the           shares of common stock are being sold
by the Company.

     At the request of RivalNetworks, the underwriters have reserved up to shares of common stock for sale at the initial offering price to friends of RivalNetworks through a directed share program.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $          and $          . RivalNetworks has applied for
quotation of the common stock on the Nasdaq National Market under the symbol "RIVL".

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share       Total
                                                              ----------    ----------
Initial public offering price...............................  $             $
Underwriting discount.......................................  $             $
Proceeds, before expenses, to RivalNetworks.................  $             $

     To the extent that the underwriters sell more than                shares of
common stock, the underwriters have the option to purchase up to an additional shares from RivalNetworks at the initial public offering price less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on                .

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.

                                   CHASE H&Q

                           -------------------------

                      Prospectus dated             , 2000.
                              RIVALNETWORKS, INC.

Inside Front Cover

      The inside front cover illustrates the RivalNetworks Business Model. A graphic shows the existing rivals.com network as well as future networks; indicates how all the networks will be supported by a common set of Infrastructure Services; and contains text specifying the components of the networks and the Infrastructure Services.

      The open-end of a cylindrical cable, containing five separate smaller and internal cables is in the lower left hand corner of the page. The outer cable sheath curves towards the center of the page and rises directly to the top of the page and along its base labeled "Infrastructure Services." Beginning with the internal cable that is farthest right and moving in a clock-wise direction, the five individual cables are labeled as follows: "network development services," "e-commerce services," "content services," "advertising/sponsorship services" and "technology services."

      As the outer cable sheath rises straight up in the center of the page and passes the horizontal midpoint of the page, it gradually decreases in circumference as it passes through the center of three cylindrical discs. The discs are evenly spaced and also decrease in circumference with the largest disc, labeled "rivals.com" at the bottom and the smallest, labeled "NEWnetwork" at the top. The middle disc is also labeled "NEWnetwork." Each disc is divided in half along its horizontal axis with the top half labeled "e-commerce" and the bottom half labeled "content." All three discs are divided into seven segments. These segments on the rivals.com disc are labeled as follows: "NFL," "NBA," "NHL," "Major League Baseball," "College Sports," "High School Sports," "College
Recruiting" and "Motor Sports, Fishing, Tennis, others. . . ." In addition, the bottom of the rivals.com disc is split into two concentric circles. The outer circle is labeled "affinity channels," the inner circle is labeled "experts."

      The page is entitled "Business Model," at the top left-hand corner of the page and the RivalNetworks logo is located in the lower right-hand corner of the page.

                               PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including the Financial Statements and related Notes, before making an investment decision.

                              RIVALNETWORKS, INC.

     We are a leading developer and operator of affinity-channel networks. Affinity-channels are content or e-commerce websites owned by individuals or organizations that provide in-depth, original content or specialized merchandise relevant to highly specific topics, or affinities. We aggregate and organize selected affinity-channels by general subject matter, or vertical categories, onto networks that share common infrastructure services. Our infrastructure services are designed to enable entrepreneurs to develop and deliver, as part of our integrated network, their proprietary content or e-commerce offerings efficiently and profitably. Our first network, Rivals.com, is focused on sports and as of February 15, 2000, included more than 500 affinity-channels.

     By participating in our networks our affinity-channels, or affiliates, can benefit from increased traffic, enhanced performance and features, greater revenues and reduced operating and technology costs. In addition, our affinity-channel networks enable advertisers to more effectively and efficiently target specific demographic groups. We help our content and e-commerce affiliates and our advertisers realize these benefits by providing infrastructure services that include:

     TECHNOLOGY SERVICES. Our goal is to remove all the technical challenges and costs that our affiliates encounter in operating an affinity-channel to allow them to focus on producing in-depth, quality content and selling specialized merchandise. We have built a scalable and reliable technology platform that includes proprietary, easy to use tools that enable our affiliates to efficiently create and maintain their affinity-channels.

     ADVERTISING AND SPONSORSHIP SERVICES. We have an advertising sales force that sells advertising on behalf of our affiliates. This provides economies of scale allowing our sales force to offer advertisers a single efficient channel to reach large numbers of targeted consumers. By enabling the buyers and sellers of advertising to transact in this mutually beneficial way, we help our affiliates receive more advertising revenues, and give advertisers a more effective forum for advertising.

     CONTENT SERVICES. We provide knowledgeable and experienced channel producers to assist, train and maintain regular contact with our affiliates. We also provide experts within specific categories who deliver commentary and breaking news to relevant affinity-channels within the network. In addition, we provide our affiliates with access to multi-media content and databases of general content, such as photos and statistics.

     E-COMMERCE SERVICES. We match e-commerce affiliates with their related content affiliates which enables our affinity-channels to deliver integrated content and e-commerce offerings. We offer our e-commerce affiliates a comprehensive package of services, including managerial support, marketing services, customer service, digital photography and transaction processing.

     NETWORK DEVELOPMENT SERVICES. Our network development services include recruiting new content and e-commerce affiliates to further develop our existing network and assist in launching new networks. We invite affiliates to join our networks after completing an extensive process to identify the leading content creators and premier retailers focused on our targeted affinities.

     We generate revenues from advertising and e-commerce. We collect all online advertising and e-commerce revenues generated by our networks and distribute to each affiliate a share of the revenues related to its affinity-channel. Our solution provides us with significant leverage and economies of scale. Each new affiliate brings additional revenue opportunities without significant incremental cost to us. In addition, our revenue sharing model enables us to share in the growth and success of our affinity-channels.

     All affinity-channels are hosted on our proprietary, content-neutral technology platform, which currently supports our sports network and is designed to be replicated to support additional affinity-channel networks. Our application tier consists of software that manages the website user interface, runs applications like data feeds, message boards, chat and e-commerce, and retrieves content from the database tier. Our database tier consists of a main content database, as well as member registration, message board, player profile/ recruiting and sports statistics databases.

     During January 2000, Rivals.com was the fourth stickiest web property on the Internet with an average of approximately 67 minutes spent on our network per user per month, and was first in stickiness among websites focused on sports content, according to data by Nielsen//Net Ratings. In addition, during January 2000, Rivals.com had more than 5.4 million unique users, according to AdForce. The Rivals.com network includes affinity-channels for fans and athletes that focus on college, high school and professional sports, a wide range of participatory and leisure sports and other sports-related topics, such as recruiting.

     Our objective is to be the leading developer and operator of affinity-channel networks that enable our entrepreneurial affiliates to deliver the highest level of in-depth content and relevant e-commerce offerings efficiently and profitably. To achieve this objective, we intend to rapidly create new networks of affinity-channels and enhance our existing networks and infrastructure services.

                               OTHER INFORMATION

     We were incorporated in Washington on March 11, 1998 as Rival Media, Inc. Our principal executive offices are located at 71 Columbia Street, Suite 550, Seattle, Washington 98104 and our telephone number is (206) 381-6900. Our website is located at "www.rivals.com." Information contained on our web site does not constitute a part of this prospectus.

     "RivalNetworks.com" and "Rivals.com" are our principal unregistered trademarks, trade names or service marks. This prospectus contains other names, trademarks, trade names and service marks which are the properties of their respective owners.

                                  THE OFFERING

Common stock offered by RivalNetworks.......                 shares

Common stock to be outstanding after the
offering....................................                 shares

Use of proceeds.............................    For general corporate purposes,
                                                including working capital.

Proposed Nasdaq National Market symbol......    RIVL

     Unless otherwise noted, the total number of outstanding shares of our common stock and the pro forma data in this prospectus assume:

     - 1,901,349 shares of our common stock outstanding as of February 15, 2000;

     - the automatic conversion of all shares of preferred stock outstanding as of February 15, 2000 into 21,344,125 shares of common stock upon completion of the offering; and

     - no exercise of the underwriters' over-allotment option.

     The above information excludes:

     - 7,179,980 shares of common stock issuable upon exercise of options outstanding as of February 15, 2000, at a weighted average exercise price of $1.0483 per share;

     - 5,847,831 shares of common stock available for issuance under our 1998 Stock Option Plan, as amended and 1999 Network Affiliate Stock Option Plan;

     - 400,000 shares of common stock available for issuance under our 2000 Employee Stock Purchase Plan;

     - 516,881 shares of common stock issuable upon exercise of warrants outstanding as of February 15, 2000 at a weighted average exercise price of $3.11 per share; and

     - 9,128,784 shares of common stock issuable upon exercise of warrants outstanding as of February 15, 2000 at a weighted average exercise price of $13.72 per share and which may only be exercised within 180 days of the date of this offering and after which they expire.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              MARCH 11, 1998
                                                              (INCEPTION) TO    YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1998            1999
                                                              --------------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues..................................................    $     368      $     1,168
  Cost of revenues..........................................          396              827
  Gross margin..............................................          (28)             341
  Loss from operations......................................       (1,264)         (21,594)
  Net loss..................................................       (1,271)         (21,416)
  Basic and diluted net loss per share......................    $ (118.13)     $    (31.93)
                                                                =========      ===========
  Weighted-average common shares -- basic and diluted.......       10,759          670,653
  Unaudited pro forma basic and diluted net loss per
     share..................................................                   $     (1.69)
                                                                               ===========
  Unaudited weighted-average common shares used in computing
     pro forma basic and diluted net loss per share.........                    12,688,382

                                                                  DECEMBER 31, 1999
                                                          ---------------------------------
                                                                                 PRO FORMA
                                                          ACTUAL    PRO FORMA   AS ADJUSTED
                                                          -------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............................  $ 9,661    $ 9,661      $
  Working capital.......................................   11,154     11,154
  Total assets..........................................   26,505     26,505
  Convertible preferred stock...........................   33,279         --
  Total shareholders' equity............................   20,574     20,574

     See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

     The pro forma amounts above give effect to the automatic conversion of all shares of preferred stock outstanding as of February 15, 2000 into 21,344,125 shares of common stock upon completion of the offering.

     The pro forma as adjusted amounts above give effect to the sale of the shares of common stock offered hereby at an assumed public offering price of $ per share (less estimated underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be seriously affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

  OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS AND FUTURE PROSPECTS DIFFICULT

     We were incorporated in March 1998 for the purpose of developing and operating affinity-channel networks. Because we have a limited operating history, you should consider and evaluate our business and future prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure services industry.

     These risks include our ability to do the following:

     - maintain existing relationships and develop new relationships with affinity publishers, e-commerce merchants, third-party media partners and advertisers;

     - ensure that our networks provide compelling in-depth, original content and e-commerce offerings;

     - generate significant revenues from advertising, e-commerce and other sources;

     - maintain and increase the "stickiness" of our networks and achieve increased levels of online traffic;

     - upgrade our infrastructure services on a timely basis;

     - successfully operate and manage our networks;

     - develop, implement, scale and maintain our e-commerce infrastructure services; and

     - further develop our existing network and launch new networks.

     Our future growth will depend substantially on our ability to address these risks and the other risks described below. We cannot assure you that we will succeed in addressing any of these risks, and if we fail to address these risks our business would be adversely affected.

  WE HAVE A HISTORY OF LOSSES AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE

     We have incurred net losses in each quarterly and annual period since we began operations. We incurred a net loss of approximately $21.4 million for the fiscal year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $22.7 million. We expect to incur increasing net losses and negative cash flows on a quarterly and annual basis for the foreseeable future. We need to generate significant revenues to achieve profitability, and we cannot assure you that our revenues will be sufficient to achieve this goal. Although we have experienced growth in our revenues in recent periods, we expect these growth rates to decrease in the future, and our revenue growth may not be sustainable at all. We have incurred substantial costs due to the following:

     - acquiring, developing, introducing and enhancing content and e-commerce offerings on our affinity-channels and through our media partnerships;

     - launching and promoting our sports network, vertical categories and affinity-channels;

     - acquiring, developing, implementing and upgrading our infrastructure services; and

     - attracting and retaining qualified personnel.

We intend to continue these efforts and, in addition, to increase spending in order to:

     - promote and drive traffic to our current and future affinity-channels;

     - recruit and develop new content and e-commerce affinity-channels in existing and new vertical categories;

     - acquire, develop and launch other networks and vertical categories;

     - increase advertising and e-commerce revenues; and

     - expand internationally.

     If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, our business would be adversely affected.

  FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE

     Some of the factors that could cause our revenues and operating results to fluctuate include the following:

     - the addition or loss of significant content or e-commerce affinity-channels or advertisers;

     - seasonal trends in sports and other affinity-related events;

     - the introduction by us or by our competitors of new networks, vertical categories, affinity-channels, technology, infrastructure services, content or e-commerce offerings;

     - problems with access to our networks or affinity-channels on our networks or the performance of our technology platform, third-party service providers or affiliates;

     - the amount and timing of our capital expenditures and other costs related to the expansion of our operations;

     - the inability to successfully develop and launch new networks and vertical categories or derive significant revenues from their operation;

     - the portion of our revenue mix derived from advertising, e-commerce and other sources;

     - the inability to acquire sufficient advertising for our networks of affinity-channels;

     - technical difficulties or system downtime affecting the Internet generally or our networks and affinity-channels in particular; and

     - general economic conditions, as well as economic conditions specific to the Internet, e-commerce or online advertising.

     In addition, we have granted stock options that vest over time to affiliates. As these options vest, we will incur non-cash charges for amortization expense under variable plan accounting. These charges could be substantial and could cause our results of operations to fluctuate from period to period.

     Many of our operating expenses are planned or committed in advance in anticipation of future revenues, which are difficult to predict. If our revenues in a particular quarter are lower than we anticipate, we may not be able to reduce spending in that quarter. As a result, any shortfall in revenues could adversely affect our operating results.

     Because of these factors, we believe that historical and period-to-period comparisons of our operating results are not necessarily meaningful and you should not view them as indicators of our future performance. If our operating results in any period fall below the expectations of securities and industry analysts and investors, the market price of our shares would likely decline.

  OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS

     Our current network is focused on sports. Levels of consumer interest in sporting events are subject to significant fluctuations related to major sports seasons and events. To date, we have experienced the highest levels of network traffic in February as a result of U.S. college recruiting activity during that period. Following that period, we expect to experience significant reductions in network traffic until the commencement in the fall of the U.S. college and professional football seasons. We expect that these seasonal changes will continue for the foreseeable future. Our ability to generate advertising revenues is dependent upon the level of traffic on our network, among other things, so we expect this seasonality to cause our revenues and operating results to fluctuate.

     In addition, we intend to expand our business beyond sports by developing additional networks and new vertical categories within our existing network. The seasonality of consumer interest in these new content areas may not offset the fluctuations experienced in our sports network. The addition of networks with similar seasonal trends could actually exacerbate fluctuations in our revenues and operating results.

  OUR FUTURE SUCCESS DEPENDS ON OUR RELATIONSHIPS WITH OUR AFFINITY-CHANNELS

     We depend on our affinity-channels to provide our networks with content and e-commerce offerings to attract users and advertisers. Accordingly, our future success depends on our ability to maintain these relationships and to attract new affinity-channels on a timely basis and on terms favorable to us. Failure to do so could adversely affect our business.

     Our relationships with our existing affinity-channels and our ability to enter into relationships with new affinity-channels are critical to our ability to continue to provide original content and e-commerce offerings that are interesting and engaging to our target audiences. If our content and e-commerce offerings do not reflect the preferences of our target audiences, our network traffic could decrease or the demographic characteristics of our audiences could change. Either of these results could adversely affect our ability to drive traffic throughout our networks, conduct e-commerce and attract advertisers. Our ability to maintain our relationships with our existing affinity-channels and enter into relationships with new affinity-channels depends on a number of factors, including the following:

     - continuing to provide, maintain, develop and upgrade infrastructure services including our technology, advertising and sponsorship, content, e-commerce and network development services;

     - being responsive to the needs of our affinity-channels, such as by providing timely and effective support through our channel producers and support services;

     - maintaining the "stickiness" of our networks and the levels of online traffic;

     - generating revenues from advertising, e-commerce and other sources;

     - maintaining and upgrading our infrastructure services on a timely basis;

     - providing a high level of technical expertise and creativity through our production and content support staff; and

     - acquiring and retaining online rights relating to our affiliates, media companies and publishers.

     Our ability to generate significant revenues from advertising, e-commerce and other sources depends to a large extent on the depth and quality of the content and e-commerce offerings of our affinity-channels. Consequently, our business would be adversely affected by any of the following:

     - cancellation or non-renewal of our agreements with our affinity-channels and media partners or the renewal of these agreements on terms less favorable to us;

     - decreased levels of participation or reduced quality of content or e-commerce offerings by our affinity-channels and media partners on our networks, or failure of any of them to perform under their agreements with us;

     - increased costs of acquiring or retaining affinity-channels; and

     - increased competition to obtain agreements with affinity-channels.

     Competition for the online rights related to affinity-channels is intense. Competitors may be able to offer our affinity-channels a better online opportunity. If we lose the services of, or the online rights related to, any high-profile affinity-channel, publisher or media partner or a significant number of affinity-channels or publishers, or if we are unable to continue to attract affinity-channels and publishers, our business would be adversely affected. We cannot assure you that any affinity-channel will continue its relationship with us, or that our affinity-channels, publishers and media partners will not decide to affiliate with a competitor.

  WE RELY ON THIRD-PARTIES FOR CONTENT AND TECHNOLOGY SERVICES

     We rely on third-parties to provide our affiliates with access to databases of general content, such as photographs and statistics, which our affiliates use to supplement their original content. Through strategic relationships with multi-media companies such as News Corp's News Digital Media, commonly known as Fox, we provide our affiliates with access to streaming video content. We also rely on third-parties for the delivery of certain of our services, such as chat, and for the provision of certain of our e-commerce offerings. If we were to experience problems with any of our third-party technology, our users' experience and satisfaction could be reduced and our business could be adversely affected. In addition, we rely on third parties to provide content through strategic relationships and other arrangements. If we were to experience difficulties in maintaining these relationships or developing new relationships on a timely basis and on terms favorable to us, our business could be adversely affected.

     Our primary computer hardware and software is housed with Exodus Communications, a third-party provider of Internet communications services, at its Seattle Data Center. Any damage from fire, power loss, communications failures, vandalism and other malicious acts, human error or similar occurrences could adversely affect our business.

     Our advertisements are served by Adforce Services, Inc., a third-party provider of Internet advertising management and delivery services. Any failure on the part of Adforce to properly serve our advertisements would reduce our revenues, which could adversely affect our business.

  COMPETITION IN OUR INDUSTRY IS GROWING, AND WE MAY HAVE DIFFICULTY COMPETING WITH COMPANIES PROVIDING MEDIA SERVICES, CONTENT OR E-COMMERCE OFFERINGS SIMILAR TO OURS

     Competition for Internet content and service providers is intense. We compete for affinity-channels, users, e-commerce and advertising revenues and content with many other entities, such as:

     - companies providing Internet infrastructure services;

     - entities that provide sports and other affinity-related content and services (many of which have been established by traditional media companies through Internet entities targeted to sports and other enthusiasts generally);

     - vendors of sports and other affinity information, merchandise, products and services distributed through online sites and other means, including retail stores, mail, facsimile and private online bulletin board services; and

     - television, radio and other established media entities that broadcast sporting and other affinity-related events.

     We have, and might have in the future, business relationships with some of our competitors, and some of our current partners may become competitors in the future. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, significantly larger customer bases and significantly greater financial, technical and marketing resources than we do, and may be better able to attract affinity-channels and other content providers, as well as advertisers, users and consumers. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in online user preferences and to devote greater resources than we can to developing and operating networks of affinity-channels. These competitors may develop infrastructure services, networks of affinity-channels and/or content and e-commerce offerings that are comparable or superior to ours.

     Barriers to entry are minimal, and current and potential competitors could replicate our infrastructure services, acquire or develop affinity-channels and launch new vertical categories or networks at a relatively low cost. We expect that the number of our direct and indirect competitors will increase in the future, and this might adversely affect our business, operating results and financial condition. Increased competition could result in lower revenues and loss of affinity-channels, any of which could materially and adversely affect our business, operating results and financial condition.

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

  OUR BUSINESS MODEL IS NEW AND UNPROVEN

     Our business model is based on the aggregation and organization of selected affinity-channels into networks that share common infrastructure services. This represents an unproven business model, and we cannot assure you that we will succeed in building a profitable business.

     We depend on advertising revenues for a substantial portion of our revenues. Our ability to generate advertising revenues is dependent on, among other things, the levels of traffic and stickiness on our networks. If we are unable to attract significant traffic to our networks and affinity-channels, or if our stickiness is low, our ability to generate advertising revenues and our business will be adversely affected.

  WE DEPEND ON ADVERTISING AND SPONSORSHIP CONTRACTS

     We currently depend on advertising and sponsorship contracts for substantially all of our revenues, and we expect this dependency to continue for the foreseeable future. Currently, a small number of advertisers accounts for substantially all of our advertising revenues. In 1999, three advertisers each accounted for more than 10% of our advertising revenues. Our failure to sell a sufficient number of advertisements and sponsorships on, or to attract advertisers or sponsors to, our networks and affinity-channels would adversely affect our business. Most of our advertising and sponsorship contracts are, and we expect these contracts to continue to be, short term or subject to termination at any time with little or no notice. The cancellation of even a small number of advertising or sponsorship contracts could have an adverse effect on our business.

     We promote our networks and services by reference to surveys and reports of third-party ratings agencies such as Nielsen//NetRatings. If our ratings by these agencies were to be downgraded, or if these agencies changed their rating methodologies in a way that made our networks and services appear less attractive to advertisers or sponsors, our revenues could decrease, which would have an adverse effect on our business. In addition, any such occurrences could make it more difficult for us to recruit affinity-channels, media partners and publishers.

  WE INTEND TO DEVELOP ADDITIONAL NETWORKS AND WE MAY BE UNSUCCESSFUL IN DOING
SO

     We intend to expand our business by developing additional networks. To date, we have focused exclusively on sports, and we have no experience developing networks in any other areas. In order to expand into new areas, we will have to identify and develop relationships with related content providers and/or media partners. We will also have to attract, hire and retain additional personnel with expertise in the new content areas. We cannot assure you that we will be able to develop the necessary relationships and hire the necessary personnel. We also expect to incur significant expenses in connection with our efforts to expand into new areas. Furthermore, our expansion efforts will require significant management attention, which may strain our resources. If we are unable to develop the necessary relationships and hire the necessary personnel, or if we incur significant expenses that are not offset by revenues generated by the new networks, or if development of the new networks places a strain on our management resources, our business could be adversely affected.

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

  OUR BUSINESS MODEL DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND OPERATE OUR NETWORKS AND DEPLOY NEW OFFERINGS AND TECHNOLOGY

     Our success will depend on our ability to successfully develop and operate our networks. We have experienced reliability problems with our databases and other systems in the past. Although we have taken steps to increase the reliability of our systems, we cannot assure you that we will not experience reliability problems in the future. Any reliability problems that adversely affect our ability to operate our networks, add new affinity-channels to our networks or handle the same or increased levels of traffic on our networks would be likely to adversely affect our business.

     The Internet services industry is characterized by rapid technological change, changes in user and customer preferences, frequent new content and product introductions and enhancements, and emerging industry standards. The introduction of new technologies and the emergence of new industry standards and practices could render our existing infrastructure services less attractive and unmarketable. In addition, if we are unable to integrate new technologies and standards effectively, or introduce new content and e-commerce offerings, our ability to remain competitive will be adversely affected. Our existing network is based on the aggregation and organization of content and e-commerce affinity-channels that share infrastructure services. Our success will depend on our ability to add new affinity-channels and substantially increase network traffic, which will place increased demands on our databases and other infrastructure services. If we are unable to expand the capacity of our databases and other systems to accommodate increased affinity-channels and network traffic, content, network performance and our users' experience will be adversely affected, which would adversely affect our business.

     Our future success will also depend in part on other factors, including our ability to do the following:

     - enhance the existing content and e-commerce offerings of our affinity-channels;

     - enable our affinity-channels to develop new content and e-commerce offerings that address the needs of our prospective users;

     - respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis; and

     - develop, enhance and improve the responsiveness, functionality and features of our infrastructure services, networks and affinity-channels.

     If we are unable to integrate and capitalize on new technologies and standards effectively, our business could be adversely affected.

  OUR SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP A SCALABLE E-COMMERCE PLATFORM AND GENERATE SIGNIFICANT E-COMMERCE REVENUES

     The e-commerce offerings of our affinity-channels to date have been limited to a small number of affiliates on our network and our relationship with a third-party e-commerce provider. We are developing e-commerce affinity-channels that will focus on selling products to specific affinity groups. We cannot assure you that we will be successful in these efforts. If we are unable to successfully develop these affinity-channels, or if we are unable to generate significant e-commerce revenues, our growth will be limited and our business will be adversely affected. To generate significant e-commerce revenues, we will have to identify and establish relationships with retailers in the specific markets for which we have affinity-channels. We will also have to further develop our technology and infrastructure services to

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

support e-commerce on our existing and future networks. If we fail to do any of these, our business will be adversely affected.

  OUR GROWTH MAY STRAIN OUR RESOURCES

     Our business has grown rapidly over the last year. The number of our employees has grown from approximately 5 employees at December 31, 1998 to 137 employees at February 15, 2000. We have significantly expanded the scope of our operating and financial systems in order to implement a system of internal controls. Our rate of growth places a significant strain on our resources for a number of reasons, including the following:

     - the need for continued development of our financial and information management systems;

     - the need to manage relationships with numerous affinity-channels, advertisers, media partners and other third parties;

     - the difficulties in hiring and retaining skilled management, technical and other personnel necessary to support and manage our business; and

     - the need to train and manage our growing employee base.

     The addition of new infrastructure services, networks, vertical categories and affinity-channels and the attention they demand may also strain our management resources. We cannot assure you that we will adequately address these risks and, if we do not, our business could be adversely affected.

  THE LOSS OF KEY PERSONNEL, OR THE INABILITY TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL, COULD ADVERSELY AFFECT OUR BUSINESS

     Our future success depends, in significant part, upon the continued services of a relatively small number of key senior management and technical personnel, many of whom have been with us for fewer than 12 months. In particular, the continued services of James C. Heckman, Jr., Chairman of the Board and Chief Executive Officer, and William C. Sornsin, Jr., Senior Vice President and Chief Technology Officer, are important to our success. We currently have key-man life insurance coverage only for Mr. Heckman, and the amount of this insurance may be inadequate to compensate us for his loss. A number of our senior personnel have been hired only recently. Our success will depend on the ability of these new executives to work well with our current management personnel and other employees. We have entered into employment agreements with certain key officers. However, we cannot assure you that we will be able to retain these or other key employees or that we will be successful in attracting, assimilating and retaining other personnel in the future. In particular, we need to hire qualified marketing, advertising, sales and merchandise personnel as well as engineers to continue the development of our infrastructure services and to support our affinity-channels. These personnel are in high demand. The loss of any of our key senior management or technical personnel or the inability to attract and retain additional qualified personnel could adversely affect our business.

  WE MAY ACQUIRE OTHER BUSINESSES AND WE MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES

     We have in the past, and may in the future, broaden the scope of our business by acquiring businesses that complement our current infrastructure services, increase our market share or otherwise offer growth opportunities. However, our experience in acquiring and assimilating other companies is limited. We may not be successful in overcoming

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

problems encountered in connection with such acquisitions, and our inability to do so could adversely affect our business. Future acquisitions would expose us to increased risks, including risks associated with the following:

     - assimilating new operations, technologies, products, content, affinity-channels and personnel;

     - diverting resources from our existing infrastructure services;

     - diverting management attention from other business concerns;

     - entering into new markets in which we have limited or no experience;

     - the inability to generate revenues from new businesses sufficient to offset associated acquisition or operating costs;

     - maintaining uniform standards, controls, procedures and policies; and

     - the impairment of relationships with employees, affinity-channels, publishers, media partners and customers as a result of the integration of new businesses.

     Failure to integrate successfully any business, product, content, technology or personnel could adversely affect our business.

     Because business acquisitions typically involve significant amounts of intangible assets, our operating results may be adversely affected by amortization of intangible assets acquired. In addition, in the event of future acquisitions or business combinations, we could do any of the following:

     - issue equity securities that would dilute current shareholders' percentage ownership in us;

     - use cash or incur substantial debt; or

     - assume contingent liabilities.

  WE PLAN TO EXPAND INTO INTERNATIONAL MARKETS, WHICH INVOLVES ADDITIONAL RISKS

     As part of our business strategy, we plan to expand into international markets, which involves additional risks. In marketing our infrastructure services and business model internationally, we will face new competitors. In addition, expansion into international markets will require us to hire and retain additional personnel to execute our international strategy and may require us to create localized versions of our technology platform and other services on a cost effective basis. We cannot assure you that we will be successful in attracting, hiring or retaining the necessary personnel, creating localized versions of our technology platform and other service applications, or marketing or distributing our infrastructure services and business model abroad. Even if we are successful, our international revenues may not offset the expense of establishing and maintaining international operations. To date, we have only limited experience in marketing and distributing our infrastructure services and business model internationally. Additional difficulties and risks inherent in doing business internationally include the following:

     - compliance with a variety of local regulatory requirements and changes in those requirements;

     - export controls relating to technology, tariffs and other trade barriers;

     - difficulties in staffing and managing foreign operations;

     - potentially weaker protection of intellectual property rights in foreign countries, including the possibility that trademark registrations or patents will not be available to protect our intellectual property rights in those countries;

     - political instability in foreign countries;

     - fluctuations in foreign currency exchange rates;

     - longer payment cycles and greater difficulty in collecting accounts receivable;

     - seasonality in sports and other affinities outside of the United States; and

     - potentially adverse tax consequences.

  ANY INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR BUSINESS

     Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with third parties, proprietary information and assignment of invention agreements and employment or consulting agreements with our employees and consultants, and license agreements with our affiliates. Despite such protection, a third party could, without authorization, copy or otherwise misappropriate our technology or information from our systems, including our databases. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

     We have applied to register several trademarks in the United States and will seek to register additional trademarks and file patent applications as appropriate. We cannot assure you that we will be successful in obtaining any of the patents or trademark registrations for which we apply. Even if these applications mature into patents or registered trademarks, they may be successfully challenged by others or invalidated. If the applications are denied because third parties own the trademarks or similar technology, or if our rights to use the trademarks or patented subject matter are challenged by owners of similar rights, the use of the trademarks or patented subject matter may be restricted unless we enter into arrangements with the third parties, which may be unavailable on commercially reasonable terms.

     We also use content from affiliates, publishers, media partners, sports writers, athletes, sports personalities and other third parties, and it is possible that we could become subject to infringement actions based upon our use of this content. We generally obtain representations as to the origin and ownership of this content; however, this may not adequately protect us. Any of these claims, even if they were without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

     There has been substantial litigation in the computer and online industries regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future content, products, trademarks or other proprietary rights. Any claims, even if they were without merit, could be time-consuming, result in costly litigation, divert management's attention, cause release delays, require us to redesign our networks or require us to enter into royalty or licensing agreements, any of which could harm our

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

business. These royalty and licensing agreements, if required, may not be available on commercially reasonable terms, if at all.

  WE FACE RISKS ASSOCIATED WITH MAINTAINING OR ACQUIRING NEW DOMAIN NAMES

     We currently hold various Internet addresses relating to our assets and brands, including rivalnetworks.com and rivals.com. The acquisition and maintenance of Internet addresses generally is regulated by governmental agencies and their designees. The regulation of Internet addresses in the United States and in foreign countries and the application of trademark laws to Internet addresses are uncertain and subject to change. As a result, we may not be able to acquire or maintain appropriate Internet addresses in all countries where we may conduct business in a cost-effective manner, or at all. In addition, we may not be able to prevent third parties from acquiring Internet addresses that are similar to our addresses, which could adversely affect our business.

  OUR SPORTS-RELATED BUSINESS MAY BE RESTRICTED BY RIGHTS OF SPORTS LEAGUES AND PLAYERS' ASSOCIATIONS

     The operation of our sports-related business and our ability to expand into new sports-related areas may be restricted by rights asserted by sports leagues and players' associations. Sports leagues, such as the National Football League, typically own league and team trademarks, and we may be required to obtain a license to any of their trademarks that we use. In addition, the leagues also own other rights, such as the rights to display highlights of games, that we may wish to use in our business in the future. License agreements with the leagues for trademarks or other rights, if required, may not be available on terms acceptable to us or at all, and failure to obtain these license agreements could adversely affect our business.

     Players' associations have certain rights to license athlete names, likenesses and other attributes for groups of athletes, referred to as group licensing rights. We may be required to obtain licenses from players' associations for these group licensing rights in order to conduct certain aspects of our business. If licenses are not available or are not provided on terms acceptable to us and we are required to modify our properties, our business could be adversely affected.

  POTENTIAL YEAR 2000 PROBLEMS RELATED TO OUR BUSINESS SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS

     The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. Our information technology systems could be substantially impaired or cease to operate due to year 2000 problems. Additionally, the online medium could face serious disruptions arising from the year 2000 problem. We also rely on information technology supplied by third parties and other third party services which are likewise dependent on information technology systems and on their own third party vendors' systems. Year 2000 problems experienced by us or any such third parties could adversely affect our business.

     Although we have not experienced any year 2000 problems, our experience in this regard is extremely limited. We currently do not have a formal year 2000 contingency plan. We cannot assure you that we will not experience year 2000 problems, either based on our own systems or based on the systems of entities with which we do business or may acquire. If we were to experience year 2000 problems, our business could be adversely affected.

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

RISKS RELATED TO OUR INDUSTRY

  MALFUNCTIONS OF THIRD-PARTY SYSTEMS AND THE STRAIN ON OUR OWN SYSTEMS DUE TO INCREASED TRAFFIC COULD ADVERSELY AFFECT OUR BUSINESS

     In the past, our affinity-channels have experienced significant increases in traffic as a result of certain sports-related events. To the extent the number of users increases, our technology platform and affinity-channels must accommodate a higher volume of traffic. Our technology platform and affinity-channels have in the past experienced, and may in the future experience, slower response times or other problems for a variety of reasons. System interruptions or increases in response time could result in a loss of potential or existing users or advertisers and, if sustained or repeated, could reduce the appeal of our networks to users, content and e-commerce providers, media partners, publishers and advertisers. In addition, our users depend on Internet service providers and other online service providers for access to our affinity-channels. These providers have experienced significant outages in the past, particularly as a result of increased traffic, and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. These types of occurrences could cause users to perceive that our networks and affinity-channels do not function properly and could therefore adversely affect our ability to attract and retain users, affiliates, media partners, publishers and advertisers.

  ANY FAILURE OF OUR NETWORK INFRASTRUCTURE COULD DECREASE THE AVAILABILITY OF OUR AFFINITY-CHANNELS

     The performance, reliability and availability of our affinity-channel networks are critical to our reputation and ability to attract and retain users, affiliates, media partners, publishers and advertisers. We cannot guarantee that:

     - we will have uninterrupted access to the Internet;

     - users will be able to reach our affinity-channels; or

     - communications on our networks will be secure.

     Any disruption in Internet access provided by third parties or any failure of third parties to handle higher volumes of user traffic to our networks and affinity-channels could adversely affect our business. We do not currently have completely redundant systems or a formal disaster recovery plan.

     Despite precautions taken by us and by the companies that now or in the future may host our affinity-channel networks, our system is susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. Our networks are also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate our network security. In addition, there have been several recent incidents in which individuals have intentionally caused service disruptions of major websites. If these outages, delays or service disruptions occur in the future, traffic to our affinity-channels could grow more slowly than anticipated or decline, and our affinity-channels may lose users and revenues.

     Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or e-commerce offerings, or an increase in response time, could result in a loss of potential or existing advertisers, affiliates, media partners, publishers and users and, if sustained or repeated, could reduce the attractiveness of our content services to such entities or individuals. Expanding our infrastructure services could require substantial financial and operational resources in 2000 and future periods.

  OUR REVENUES DEPEND ON ADVERTISERS AND SPONSORS ADOPTING THE INTERNET MEDIA AS AN ATTRACTIVE PLATFORM

     The Internet has not been available for a sufficient period of time to gauge its effectiveness as an advertising platform when compared with traditional media. There is intense competition among sellers of advertising space on online media, making it difficult to project pricing models or anticipate whether we or our affiliates will be successful in selling advertising space. Market acceptance of the Internet as an advertising platform is highly uncertain for a number of reasons, including the following:

     - lack of widely accepted standards for measuring Internet traffic;

     - concerns about privacy and security among users;

     - the limited acceptance to date of the Internet for widespread commercial use; and

     - inadequate development of network infrastructure and enabling technologies.

  TRACKING AND MEASUREMENT STANDARDS FOR ADVERTISING ARE EVOLVING AND CREATE UNCERTAINTY ABOUT THE VIABILITY OF ADVERTISING ON THE INTERNET

     It is important to our advertisers that we accurately measure the size and demographics of our user base and the delivery of advertisements on our affinity-channels. There are currently no widely accepted standards to measure the effectiveness of the Internet as a platform for attracting audiences or targeting particular demographic groups. If measurement standards do not develop, we may be unable to retain current advertisers or attract new advertisers. We depend on third parties to provide these measurement services. If they are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. Companies may choose not to advertise on our affinity-channels or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

  OUR BUSINESS DEPENDS ON THE DEVELOPMENT AND GROWTH OF E-COMMERCE ON THE
  INTERNET

     The use of the Internet for retail transactions is a recent development, and the continued demand and growth of a market for services and products via online media is uncertain. The Internet may ultimately prove not to be a viable commercial marketplace for a number of reasons, including the following:

     - unwillingness of consumers to shift their purchasing from traditional retailers to Internet retailers;

     - lack of acceptable transaction and data security;

     - concern for privacy of personal information;

     - limitations on access and ease of use;

     - congestion leading to delayed or extended response times;

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

     - inadequate development of Internet infrastructure to keep pace with increased levels of use; and

     - increased government regulations and taxation.

  ONLINE SECURITY CONCERNS COULD HINDER E-COMMERCE

     The need to securely transmit confidential information over the Internet has been a significant barrier to e-commerce and electronic communications. Any well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information, such as credit card numbers. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary or personal information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business could be adversely affected if our security measures do not prevent security breaches, and we cannot assure you that we can prevent any security breaches.

     In addition, we could be liable for the misuse of personal information. The Federal Trade Commission, the European Union and certain state and local authorities have been investigating certain Internet companies regarding their use of personal information. Recently, a number of highly publicized actions have been brought against Internet companies alleging invasion of privacy and other offenses. The privacy and other concerns that prompted these actions could result in heightened levels of scrutiny of companies that, like us, have access to users' personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if these authorities choose to investigate our privacy practices. Responding to new regulations or governmental investigations could be expensive and time-consuming and could divert management attention, any of which could have an adverse effect on our business.

  WE COULD BE SUBJECT TO LIABILITY FOR ONLINE CONTENT ON OUR NETWORKS

     The nature and breadth of the content on our networks could expose us to liability in various areas, including claims relating to:

     - defamation, libel, negligence, personal injury and other legal theories based on the nature and content of the material appearing on our networks;

     - copyright or trademark infringement or other wrongful acts due to the actions of third parties; and

     - use of third-party content made available through our affinity-channels or through content and material posted by our media partners and participants on online pages or in chat rooms and bulletin boards, such as information provided by our affiliates, publishers, media partners and users.

     Because of the large amount of content that is published on our affinity-channels on a daily basis, it is difficult to verify the originality or accuracy of this information. Any claim would likely result in our incurring substantial costs and would also be a drain on our financial and other resources. In addition, such claims could disrupt our relationships with our affiliates, publishers, advertisers, media partners and other third parties. This could reduce traffic on our affinity-channel networks, negatively affect our user base, or reduce our revenues from advertising and e-commerce.

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

  IMPOSITION OF GOVERNMENT REGULATIONS AND OTHER LEGAL UNCERTAINTIES ASSOCIATED WITH ONLINE MEDIA COULD ADVERSELY AFFECT OUR BUSINESS

     The laws governing online media remain largely unsettled, even in areas where there have been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and libel apply to online media generally. Such legislation could hamper the growth in use of online media generally and decrease the acceptance of online media as a communications and commercial medium, which could have an adverse affect on our business.

     Because of the Internet's popularity and increasing use, new laws and regulations directed specifically at e-commerce may be adopted. These laws and regulations may cover issues such as the collection and use of data from affinity-channel visitors, including the placing of small information files, or "cookies," on a user's hard drive to gather information; related privacy issues; pricing; taxation; telecommunications over the Internet; content; copyrights; distribution; and quality of products and services.

     We cannot assure you that violations of local or other laws will not be alleged or charged by local, state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. In addition, the growing popularity and use of online media has burdened the existing telecommunications infrastructures, and many areas with high traffic have begun to experience interruptions in phone service. As a result, certain local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long-distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating via online media could increase substantially, potentially adversely affecting the growth in the use of online media. Any of these developments could have an adverse effect on our business.

  IMPOSITION OF SALES AND OTHER TAXES ON E-COMMERCE TRANSACTIONS MAY HINDER E-COMMERCE

     We generally do not collect sales or other taxes on goods sold on our e-commerce affinity-channels except in states where we have a physical or limited presence. However, one or more states may seek to impose sales tax collection obligations on companies like ours, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services online. Such proposals, if adopted, could substantially impair the growth of e-commerce and increase our costs and could adversely affect our opportunity to derive financial benefits from e-commerce. In particular, states may impose discriminatory, multiple or special taxes on the Internet if the current moratorium on the application of these taxes, due to end on October 21, 2001, is not extended. If the moratorium ends, federal taxes may also be imposed on e-commerce. If any state, federal, or foreign jurisdiction were to successfully assert that we should collect sales or other taxes on transactions effected on our networks, our business could be adversely affected.

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RISKS ASSOCIATED WITH OUR OFFERING

  BECAUSE OUR SHARES HAVE NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING, THE INITIAL PUBLIC OFFERING PRICE MAY NOT ACCURATELY REFLECT THE TRADING PRICE OF OUR STOCK

     There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of a sustained trading market or how liquid that market, if developed, might become. The initial public offering price for the shares will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

  OUR STOCK PRICE MAY BE VOLATILE

     The stock market has experienced significant price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. These fluctuations are often unrelated to the operating performance of particular companies. Our stock price may also be affected by the stock trading prices of other Internet companies. Investors may not be able to resell their shares at or above the initial public offering price. Any shortfall in revenue or operating results or other inability to meet the expectations of securities and industry analysts could adversely affect our stock price.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted against that company. Any such litigation, even if without merit, could result in substantial costs and a diversion of management attention and resources.

  WE MAY NEED ADDITIONAL FINANCING TO ACHIEVE OUR BUSINESS OBJECTIVES OR ACHIEVE PROFITABILITY

     We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the 12 months following the date of this prospectus. Nevertheless, we may need to raise additional funds to maintain and develop our business and position in the marketplace. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If we cannot obtain needed funds on acceptable terms, or at all, we would be limited in our ability to do the following:

     - fund more rapid expansion;

     - develop or enhance the content or e-commerce offerings of our affiliates;

     - further develop or upgrade our infrastructure services;

     - further develop our existing network of affinity-channels or launch new networks or vertical categories;

     - respond to competitive pressures; or

     - acquire complementary products, businesses or technologies.

     Even if we succeed in raising additional funding, it may have a dilutive effect on the percentage ownership of our then-current shareholders because we may need to raise these funds by issuing equity or convertible debt securities. Also, any new securities may have rights and privileges senior to the rights of the common stock.

  OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS CAN EXERT CONTROL OVER MATTERS REQUIRING SHAREHOLDER APPROVAL

     After this offering, executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own
approximately      % of our outstanding common stock. These shareholders will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these shareholders.

  PROVISIONS IN OUR CHARTER DOCUMENTS AND WASHINGTON LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY

     Provisions of our amended and restated articles of incorporation and bylaws, as well as provisions of Washington law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Description of Capital Stock" for a discussion of such anti-takeover provisions.

  THE NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE OPEN MARKET IN THE NEAR FUTURE COULD DEPRESS OUR STOCK PRICE

     If our shareholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After
this offering, we will have outstanding           shares of common stock. In
addition, after this offering we will have outstanding 7,663,451 warrants that have to be exercised within 180 days of the date of this prospectus or they will
expire. Of the shares outstanding after this offering, the           shares
being offered hereby are freely tradable. This leaves 23,050,196 shares eligible for sale in the public market as follows:

NUMBER OF
  SHARES                                                  DATE
----------                                                ----
         0                    The date of this prospectus
         0                    90 days after the date of this prospectus
19,999,853                    180 days after the date of this prospectus
 3,050,343                    At various times after 180 days from the date of this
                              prospectus

     Our directors, officers and shareholders and substantially all of our optionees have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus.

     Upon the closing of this offering, we intend to file a registration statement to register for resale the 15,259,160 shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. We expect this registration to become effective immediately upon filing. As of February 15, 2000, options to purchase a total of 7,929,980 shares of common stock were outstanding, of which 1,217,845 shares will be immediately exercisable upon the closing of this offering. These stock options generally have exercise prices significantly below the assumed initial public offering of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

     Certain shareholders, representing approximately 18,344,125 shares of common stock, have the right, subject to certain conditions, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital.

  AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Investors purchasing common stock in this
offering will therefore incur immediate dilution of approximately $     in net
tangible book value per share, assuming an initial public offering price of
$     per share. To the extent that outstanding options and warrants to purchase common stock are exercised, there will be further dilution. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Prospectus Summary, "Risk Factors," Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the shares of common
stock in this offering of approximately $     million (approximately $
million if the underwriters' over-allotment option is exercised in full), at an
assumed initial public offering price of $     per share, after deducting
estimated underwriting discounts and commissions and estimated offering expenses.

     We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. The amounts that we actually expend will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank line of credit prohibits the payment of dividends without our bank's consent.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the automatic conversion of all shares of preferred stock outstanding as of December 31, 1999 into 18,344,125 shares of common stock upon completion of this offering; and

     - on a pro forma as adjusted basis to give effect to the sale of the shares of common stock offered hereby at an assumed initial offering price of
       $       per share (less estimated underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds from the offering.

     You should read this table in conjunction with our Financial Statements and the related Notes, Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                                               PRO FORMA
                                                                                  AS
                                                       ACTUAL     PRO FORMA    ADJUSTED
                                                      --------    ---------    ---------
                                                         (IN THOUSANDS, EXCEPT SHARE
                                                             AND PER SHARE DATA)
Shareholders' equity:
Convertible preferred stock: Series A, B, C and D
  Preferred stock, no par value: 20,608,946 shares
     authorized (actual and pro forma);
     shares authorized (pro forma as adjusted);
     18,344,125 shares outstanding (actual); no
     shares outstanding (pro forma and pro forma as
     adjusted)......................................  $ 33,279    $     --      $    --
  Common stock, no par value: 40,000,000 shares
     authorized (actual and pro forma);
     shares authorized (pro forma as adjusted);
     1,901,349 shares outstanding (actual);
     20,245,474 shares outstanding (pro forma);
            shares outstanding (pro forma as
     adjusted)......................................    20,359      53,638
Shareholder notes receivable........................      (298)       (298)
Unearned compensation -- employee stock options.....    (3,957)     (3,957)
Deferred expense -- affiliate stock options.........    (6,122)     (6,122)
Accumulated deficit.................................   (22,687)    (22,687)
                                                      --------    --------      -------
       Total shareholders' equity...................    20,574      20,574
                                                      --------    --------      -------
       Total capitalization.........................  $ 20,574    $ 20,574      $
                                                      ========    ========      =======

     The data in the table above excludes:

     - 7,302,213 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $1.0346 per share;

     - 247,831 shares of common stock available for issuance under our 1998 Stock Option Plan and 1999 Network Affiliates Stock Option Plan as of December 31, 1999; on March 8, 2000, our board of directors approved an increase of 5,600,000 shares of common stock available for issuance under our 1998 Stock Option Plan and 1999 Network Affiliates Stock Option Plan and approved a 2000 Employee Stock Purchase Plan pursuant to which 400,000 shares of common stock are available for issuance. See "Management -- Stock Plans.";

     - 6,378,212 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $13.26 per share; and

     - 7,663,451 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $14.15 per share and which may only be exercised within 180 days of the date of this prospectus, after which they expire.

     For additional information regarding these shares, see "Management -- Stock
Plans," "Certain Transactions," "Description of Capital Stock" and Note   of
Notes to Financial Statements.

                                    DILUTION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of December 31, 1999 was $22,203,767 or approximately $1.21 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock in this offering at an
assumed public offering price of $     per share (less estimated underwriting
discounts and commissions and estimated offering expenses), our pro forma as adjusted net tangible book value as of December 31, 1999 would have been
$          or approximately $     per share. This represents an immediate
increase in net tangible book value of $     per share to existing shareholders
and an immediate dilution in net tangible book value of $     per share to new
investors, or approximately      % of the initial public offering price of
$     per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $
  Increase per share attributable to new investors..........  $
                                                              ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................           $
                                                                       ======
Dilution per share to new investors.........................           $
                                                                       ======

     The following table shows, on a pro forma basis as of December 31, 1999, and after giving effect to this offering, the differences between existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based on an assumed initial public offering
price of $     per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses).

                              SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                            ---------------------    -------------------------    PRICE PER
                              NUMBER      PERCENT      AMOUNT       PERCENTAGE      SHARE
                            ----------    -------    -----------    ----------    ---------
Existing shareholders.....  24,692,167          %    $50,697,314            %      $  2.05
New investors.............                                                         $
                            ----------     -----     -----------      ------
  Total...................                 100.0%    $                 100.0%      $
                            ==========     =====     ===========      ======

     The foregoing discussion and table are based on actual shares outstanding on December 31, 1999. The foregoing discussion assumes no exercise of any stock options outstanding as of December 31, 1999. As of December 31, 1999 there were options outstanding to purchase 7,302,213 shares of common stock at a weighted average exercise price of $1.03 per share. To the extent any of these options are exercised, there will be further dilution to investors. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Note 5 of Notes to Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and related Notes included elsewhere in this prospectus. The consolidated statements of operations data for the period from March 11, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 and the consolidated balance sheet data as of December 31, 1998 and December 31, 1999 are derived from, and are qualified by reference to, the audited Financial Statements and related Notes appearing elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. Historical results are not necessarily indicative of results to be expected for any future period.

                                                            MARCH 11, 1998
                                                            (INCEPTION) TO      YEAR ENDED
                                                             DECEMBER 31,      DECEMBER 31,
                                                                 1998              1999
                                                            ---------------    -------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND
                                                                    PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues................................................     $    368          $  1,168
  Cost of revenues........................................          396               827
                                                               --------          --------
     Gross margin.........................................          (28)              341
  Operating expenses:
     Sales and marketing..................................          369             4,645
     Production and content...............................          168             2,867
     Product development..................................          443             3,320
     General and administrative...........................          202             3,246
     Non-cash affinity-channel acquisition costs..........            2             6,112
     Non-cash stock-based compensation-employees..........           --               863
     Depreciation and amortization........................           52               882
                                                                                 --------
       Total operating expenses...........................        1,236            21,935
                                                                                 --------
  Loss from operations....................................       (1,264)          (21,594)
  Interest and other income (expense), net................           (7)              160
                                                               --------          --------
  Net loss before minority interest.......................       (1,271)          (21,434)
  Minority interest.......................................           --                18
  Net loss................................................     $ (1,271)         $(21,416)
                                                               ========          ========
  Basic and diluted net loss per share....................     $(118.13)         $ (31.93)
                                                               ========          ========
  Weighted-average common shares used in computing basic
     and diluted net loss per share.......................       10,759           670,653
                                                               ========          ========
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...............................     $     90          $  9,661
  Working capital.........................................         (645)           11,154
  Total assets............................................          613            26,505
  Convertible preferred stock.............................     $  1,012          $ 33,279
  Total shareholders' equity (deficiency).................         (251)           20,574

     See Note 1 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our Financial Statements and related Notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading developer and operator of affinity-channel networks. We began operations in March 1998. During the period from inception through August 1999, we had insignificant revenues and were primarily engaged in developing technology for the aggregation, integration and distribution of Internet content, raising capital, and hiring employees. In August 1999, we launched our current network, Rivals.com, with 395 live affinity-channels. Since then, we have continued to focus on building and developing affinity-channel networks, broadening the functionality of our infrastructure services, and developing a broader range of vertical categories. We have also added sales and business development personnel to generate advertising revenues and identify other potential networks. We began generating material revenues in the second half of 1999.

     To date, our revenues have been derived principally from the sale of advertisements on our sports network. Advertising revenues represented 93.2% of total revenues for 1999. We sell advertisements, such as banners, tiles, sponsorships and promotions, on our network. Our advertising contracts generally have terms of less than three months. Advertising rates are dependent on whether the advertisements are for general distribution throughout our network or for targeted audiences and properties within affinity-channels. Advertising revenues are generally recognized based on the actual number of impressions served, provided that no significant delivery obligations remain and collection of the resulting receivable is probable. Delivery obligations typically include guarantees of a minimum number of impressions, or number of times that an advertisement appears in page views downloaded by users. Payments received from advertisers prior to displaying their advertisements on our network are recorded as deferred revenues on our balance sheet.

     In addition to advertising revenues, we derive e-commerce revenues from the sale of specialty merchandise. We have also recently begun receiving revenues from third-party e-commerce websites who pay us a percentage of the gross sales attributable to purchasers who originate from our network.

     Our cost of advertising revenues consists primarily of payments to content affiliates based on a contractually agreed percentage share of advertising revenues attributable to their affinity-channels. Our cost of advertising revenues also includes third-party advertising delivery costs.

     Our cost of e-commerce revenues includes payments to e-commerce affiliates based on a contractually agreed percentage share of e-commerce revenues attributable to their affinity-channels. Cost of e-commerce revenues also includes commissions to the content affiliates that deliver purchasers to e-commerce affiliates. Our e-commerce affiliates are liable for the cost of goods sold and other inventory-related costs.

     We have incurred significant losses since our inception, and as of December 31, 1999 we had an accumulated deficit of approximately $22.7 million. These losses have been funded primarily through the issuance of preferred equity securities.

     We believe that our future success will depend largely on our ability to continue to offer attractive services to our existing and future affiliates. Accordingly, we expect our operating expenses to increase significantly as we, among other things:

     - acquire, develop and launch other affinity-channels, vertical categories and networks;

     - attract and retain qualified personnel;

     - continue to develop and upgrade our infrastructure services; and

     - expand internationally.

     As a result, we expect to incur significant operating losses for the foreseeable future. In light of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful, and you should not rely upon them as indications of future performance.

     We recorded deferred compensation of approximately $4.8 million in 1999 in connection with the grant of certain stock options to employees. We will amortize this stock compensation expense over the vesting period of the related options. As a result, we expect to amortize the following amounts of employee-related deferred compensation annually: approximately $2.4 million in 2000; approximately $1.0 million in 2001; $449,288 in 2002; and $99,483 in 2003.

     Non-cash stock compensation expense related to stock options granted to our affinity-channels upon joining our network is recognized as non-cash affinity-channel acquisition costs and receives variable plan accounting treatment, which requires us to value these options at fair market value at the end of each reporting period.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  REVENUES

     Total revenues increased from $368,435 in 1998 to approximately $1.2 million in 1999. Advertising revenues were approximately $1.1 million in 1999 compared to $348,282 in 1998. In 1998, advertising revenues were derived solely from print-based advertising. In conjunction with the launch of our sports network in 1999, we began generating revenues from the sale of online advertising. Advertising revenues represented 93.2% of total revenues for the year ended December 31, 1999. Three advertisers each accounted for more than 10% of our advertising revenues in 1999. We anticipate that advertising revenues will continue to account for substantially all of our revenues for the foreseeable future.

     We began recognizing revenues from our current e-commerce operations in
             1999. E-commerce revenues represented 6.8% of total revenues for 1999. During 1999, our e-commerce revenues were derived primarily from the sale of specialty merchandise through e-commerce affiliates and to a lesser extent commissions from third parties on sales of sports-related merchandise that were attributable to purchasers who originated from our network.

  COST OF REVENUES

     Cost of advertising revenues increased from $370,811 in 1998 to $698,097 in 1999. This increase was primarily due to payments to our content affiliates and third-party advertising delivery costs. Cost of advertising revenues represented 64% of advertising revenues in 1999. We anticipate that the cost of advertising revenues will increase in absolute dollars as we continue to add content affiliates though cost of advertising revenues will vary as a percentage of advertising revenues from period to period.

     Cost of e-commerce revenues was $129,316 in 1999. Approximately $100,000 of this cost represented a one-time write-off of inventory and cost of inventory sold, and the balance was primarily attributable to payments to e-commerce affiliates and commissions paid to content affiliates. We anticipate that the cost of e-commerce revenues will continue to grow in absolute dollars as a result of the growth of e-commerce revenues.

  SALES AND MARKETING

     Sales and marketing expenses consist of salaries and other expenses related to personnel engaged in advertising sales, marketing and public relations. In addition, sales and marketing expenses include advertising and promotional expenditures such as third-party delivery costs of internal promotions on our network. In the limited circumstances where our affiliates sell advertising on their own affinity-channels, sales and marketing expenses also include a percentage commission on these sales. Sales and marketing expenses increased from $368,840 in 1998 to approximately $4.6 million in 1999. This increase was primarily due to the addition of sales, marketing and public relations personnel during 1999, amortization of non-cash advertising, and increased marketing costs associated with promotional activities. Also included in sales and marketing expenses for 1999 is a non-cash charge of $633,516, which represents the amortized portion of the approximately $7.5 million of prepaid advertising received in consideration for the issuance of preferred stock. We expect that our sales and marketing expenses will continue to grow in absolute dollars for the foreseeable future and vary as a percentage of total revenues from period to period.

  PRODUCTION AND CONTENT

     Production and content expenses consist primarily of salary and other expenses for operations personnel, costs of incentive programs to affiliates, customer service costs, and costs of Internet access and web hosting services. Production and content expenses increased from $168,025 in 1998 to approximately $2.9 million in 1999. This increase was primarily attributable to an increase in the number of operations personnel and an increase in the number of affinity-channels joining the network. Also included in production and content expenses for 1999 is a non-cash expense of $60,640, which represents the amortized portion of the value of content received in consideration for the issuance of preferred stock warrants and a non-cash charge of $372,386, which represents the fair value of stock options awarded under our affiliate incentive programs. We expect that our production and content expenses will continue to increase in absolute dollars in the foreseeable future and vary as a percentage of revenues from period to period.

  PRODUCT DEVELOPMENT

     Product development expenses consist primarily of salaries and other expenses related to engineers and software developers. Product development expenses increased from $443,307 in 1998 to approximately $3.3 million in 1999. This increase was primarily attributable to an increase in the number of engineers and software developers and associated costs related to developing and upgrading our technology platform. Also included in product development expenses for 1999 is a non-cash charge of $643,479, which represents an expense under variable plan accounting for stock options awarded to a third-party contractor. We expect that our network development expenses will continue to increase in absolute dollars in the foreseeable future and vary as a percentage of total revenues from period to period.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist of salary and other expenses related to general corporate functions as well as fees for professional services and costs of facilities. General and administrative expenses increased from $202,129 in 1998 to approximately $3.2 million in 1999. This increase was primarily due to the increase in the number of our executive and administrative personnel to support the growth of our business. We expect that general and administrative expenses will continue to grow in absolute dollars as we hire additional personnel and incur additional expenses related to the growth of our business and its operations as a public company and to vary as a percentage of total revenues from period to period.

  NON-CASH AFFINITY-CHANNEL ACQUISITION COSTS

     Non-cash affinity-channel acquisition costs consist of the amortization expense under variable plan accounting for stock options granted to affinity-channels upon joining our network. Non-cash affinity-channel acquisition costs increased from $1,912 in 1998 to approximately $6.1 million 1999. This increase was primarily due to an increase in the number of affinity-channels joining our network.

  DEPRECIATION AND AMORTIZATION

     Depreciation consists primarily of the depreciation of property and equipment. Depreciation expenses increased from $7,805 in 1998 to $462,393 in 1999. This increase was primarily due to increases in facilities, equipment and related costs associated with increases of personnel. We expect depreciation expenses to continue to increase as we invest in additional property and equipment and to vary as a percentage of total revenues from period to period.

     Amortization consists of amortization of intangibles associated with asset acquisitions, and amortization of the cost of domain names. Amortization expenses increased from $44,085 in 1998 to approximately $419,261 in 1999. This increase was primarily due to an increase in the number of affinity-channels joining our network.

  INTEREST AND OTHER INCOME (EXPENSE)

     Interest income represents interest earned on cash and cash equivalents. Interest income increased from $5,434 in 1998 to $243,548 in 1999. This increase was primarily due to a higher average cash balance as a result of capital received from the issuance of shares of our preferred stock. Interest expense consists of interest incurred on our existing revolving loan due to a third party. Interest expense increased from $12,477 in 1998 to $83,711 in 1999. This increase was due to a higher outstanding balance on our revolving line of credit.

QUARTERLY RESULTS OF OPERATIONS

    The following tables, set forth certain consolidated statement of operations data for each of the four quarters in 1999, including such amounts expressed as a percentage of total revenues. This quarterly information is unaudited but has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                              QUARTER ENDED
                                                              ----------------------------------------------
                                                              MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                                1999         1999        1999         1999
                                                              ---------    --------    ---------    --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Advertising revenues........................................   $    29     $    71      $   249     $    739
E-commerce revenues.........................................         7          --            1           72
                                                               -------     -------      -------     --------
  Total revenues............................................        36          71          250          811
Cost of advertising revenues................................        11          28          158          501
Cost of e-commerce revenues.................................        --          --            5          124
                                                               -------     -------      -------     --------
  Total cost of revenues....................................        11          28          163          625
Advertising gross margin....................................        18          43           91          238
E-commerce gross margin.....................................         7          --           (4)         (52)
                                                               -------     -------      -------     --------
  Total gross margin........................................        25          43           87          186
Operating expenses:
  Sales and marketing.......................................       161         261        1,478        2,745
  Production and content....................................       248         142          973        1,505
  Product development.......................................       375         504          902        1,539
  General and administrative................................       179         653        1,045        1,368
  Non-cash affinity-channel acquisition costs...............        53          13        1,357        4,689
  Non-cash stock-based compensation -- employees............        --          --          388          475
  Depreciation and amortization.............................        54         118          296          413
                                                               -------     -------      -------     --------
    Total operating expenses................................     1,070       1,691        6,439       12,735
Loss from operations........................................    (1,045)     (1,648)      (6,352)     (12,549)
Interest and other income (expense), net....................       (30)         54           16          119
Minority Interest...........................................        --          --           --           18
Net loss....................................................   $(1,075)    $(1,594)     $(6,336)    $(12,412)
                                                               =======     =======      =======     ========

AS A PERCENTAGE OF REVENUES:
Advertising revenues........................................        81%        100%         100%          91%
E-commerce revenues.........................................        19          --           --            9
                                                               -------     -------      -------     --------
  Total revenues............................................       100         100          100          100
Cost of advertising revenues(1).............................        38          39           64           68
Cost of e-commerce revenues(2)..............................        --          --          500          172
                                                               -------     -------      -------     --------
  Total cost of revenues....................................        31          39           65           77
Advertising gross margin(1).................................        62          61           36           32
E-commerce gross margin(2)..................................       100          --         (400)         (72)
                                                               -------     -------      -------     --------
  Total gross margin........................................        69          61           35           23
Operating expenses:
  Sales and marketing.......................................       447         368          591          338
  Production and content....................................       689         200          389          186
  Product development.......................................     1,042         710          361          190
  General and administrative................................       497         920          418          169
  Non-cash affinity-channel acquisition costs...............       147          18          543          578
  Non-cash stock-based compensation -- employees............        --          --          155           59
  Depreciation and amortization.............................       150         166          118           51
                                                               -------     -------      -------     --------
    Total operating expenses................................     2,972       2,382        2,576        1,570
Loss from operations........................................    (2,903)     (2,321)      (2,541)      (1,547)
Interest and other income (expense), net....................       (83)         76            6           15
Minority interest...........................................        --          --           --            2
                                                               -------     -------      -------     --------
Net loss....................................................    (2,986)%    (2,245)%     (2,534)%     (1,530)%
                                                               =======     =======      =======     ========

---------------
(1) Expressed as a percentage of advertising revenues

(2) Expressed as a percentage of e-commerce revenues

     Total revenues and gross margin increased in each quarter of 1999. However, we expect these growth rates to decrease in the future, and our revenue growth may not be sustainable at all. We incurred increasing operating expenses and net losses in each quarter of 1999. We expect to continue to incur increasing operating expenses, net losses and negative cash flows on a quarterly and annual basis for the foreseeable future. We need to generate significant revenues to achieve profitability, and we cannot assure you that our revenues will be sufficient to achieve this goal.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed operations primarily through private sales of equity securities. From inception through December 31, 1999, we raised approximately $23.6 million through sales of convertible preferred stock. Issuances of common stock from inception through December 31, 1999, yielded proceeds of $396,720. As of December 31, 1999, we had approximately $9.7 million in cash and cash equivalents.

     Net cash used by operating activities was $814,940 in the period from inception to December 31, 1998 and approximately $10.9 million during the year ended December 31, 1999. In each period, net cash used by operating activities resulted from our net loss resulting primarily from developing and operating our networks, partially off-set by non-cash charges including depreciation and amortization of deferred stock compensation for employees and affiliates.

     Net cash used by investing activities was $145,356 in the period from inception to December 31, 1998 and approximately $5.0 million during the year ended December 31, 1999. Net cash used by investing activities for both of these periods consisted primarily of capital expenditures for computer and network equipment, software, office equipment, furniture, fixtures and leasehold improvements.

     Net cash provided by financing activities was approximately $26.5 million from inception through December 31, 1999. Net cash provided by financing activities consisted primarily of proceeds from issuances of preferred stock. Net cash provided by financing activities also included a contribution from a minority shareholder in connection with the joint venture, borrowings under our bank credit facility and issuances of convertible promissory notes.

     At December 31, 1999, the Company had a $1,000,000 line of credit with Imperial Bank. Borrowings under the line of credit bear interest at the bank's prime rate. As of December 31, 1999, $923,134 was outstanding under the line of credit, bearing interest at 8.5%. The line of credit is secured by the Company's tangible and intangible property. Under the facility, we are required to comply with certain restrictive covenants which include, among other items, maintenance of certain financial ratios. In January 2000, the Company's line of credit was increased to $6,000,000. The new line of credit bears interest at the bank's prime rate with interest payable monthly and matures on January 4, 2004.

     We have no material commitments other than facility leases, leasehold improvements and sponsorship of the Hula Bowl. As of December 31, 1999, future minimum lease payments under non-cancellable operating leases were approximately $6.7 million. See Note 7 of Notes to Financial Statements included elsewhere in this prospectus.

     We currently anticipate that the net proceeds of this offering, together with our currently available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. If additional funds are required, financing may not be available on acceptable terms, if at all, and may be dilutive to our shareholders.

YEAR 2000 ISSUES

     To date, our systems and software have not experienced any material disruption due to the onset of the year 2000, and we have completed our year 2000 preparedness activities. The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. Our information technology systems could be substantially impaired or cease to operate due to year 2000 problems. Additionally, the online medium could face serious disruptions arising from the year 2000 problem. We also rely on information technology supplied by third parties and other third party services which are likewise dependent on information technology systems and on their own third party vendors' systems. Year 2000 problems experienced by us or any such third parties could adversely affect our business.

     Although we have not experienced any year 2000 problems, our experience in this regard is extremely limited. We cannot assure you that we will not experience year 2000 problems, either based on our own systems or based on the systems of entities with which we do business. We cannot quantify the amount of our potential exposure, but do not believe it to be material.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 137, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company does not currently hold any derivatives and management does not expect this pronouncement to materially impact the results of its operations.

                                    BUSINESS

OVERVIEW

     We are a leading developer and operator of affinity-channel networks. Affinity-channels are content or e-commerce websites owned by individuals or organizations that provide in-depth, original content or specialized merchandise relevant to highly specific topics, or affinities. We aggregate and organize selected affinity-channels by general subject matter, or vertical categories, onto networks that share common infrastructure services. Our infrastructure services are designed to enable entrepreneurs to develop and deliver, as part of our integrated network, their proprietary content or e-commerce offerings efficiently and profitably. Our first network, Rivals.com, is focused on sports and as of February 15, 2000, included more than 500 affinity-channels.

     By participating in our networks, our affinity-channels, or affiliates, can benefit from increased traffic, enhanced performance and features, greater revenues and reduced operating and technology costs. In addition, our affinity-channel networks enable advertisers to more effectively and efficiently target specific demographic groups. We help our content and e-commerce affiliates and our advertisers realize these benefits by providing infrastructure services that include:

     TECHNOLOGY SERVICES. Our goal is to remove all the technical challenges and costs that our affiliates encounter in operating an affinity-channel to allow them to focus on producing in-depth, quality content and selling specialized merchandise. We have built a scalable and reliable technology platform that includes proprietary, easy to use tools that enable our affiliates to efficiently create and maintain their affinity-channels.

     ADVERTISING AND SPONSORSHIP SERVICES. We have an advertising sales force that sells advertising on behalf of our affiliates. This provides economies of scale allowing our sales force to offer advertisers a single efficient channel to reach large numbers of targeted consumers. By enabling the buyers and sellers of advertising to transact in this mutually beneficial way, we help our affiliates receive more advertising revenues, and give advertisers a more effective forum for advertising.

     CONTENT SERVICES. We provide knowledgeable and experienced channel producers to assist, train and maintain regular contact with our affiliates. We also provide experts within specific categories who deliver commentary and breaking news to relevant affinity-channels within the network. In addition, we provide our affiliates with access to multi-media content and databases of general content, such as photos and statistics.

     E-COMMERCE SERVICES. We match e-commerce affiliates with their related content affiliates which enables our affinity-channels to deliver integrated content and e-commerce offerings. We offer our e-commerce affiliates a comprehensive package of services, including managerial support, marketing services, customer service, digital photography and transaction processing.

     NETWORK DEVELOPMENT SERVICES. Our network development services include recruiting new content and e-commerce affiliates to further develop our existing network and assist in launching new networks. We invite affiliates to join our networks after completing an extensive process to identify the leading content creators and premier retailers focused on our targeted affinities.

     We generate revenues from advertising and e-commerce. We collect all online advertising and e-commerce revenues generated by our networks and distribute to each affiliate a share of the revenues related to its affinity-channel. Our solution provides us with significant leverage and economies of scale. Each new affiliate brings additional revenue opportunities without significant incremental cost to us. In addition, our revenue sharing model enables us to share in the growth and success of our affinity-channels.

     All affinity-channels are hosted on our proprietary, content-neutral technology platform, which currently supports our sports network and is designed to be replicated to support additional affinity-channel networks. Our application tier consists of software that manages the website user interface, runs applications like data feeds, message boards, chat and e-commerce, and retrieves content from the database tier. Our database tier consists of a main content database, as well as member registration, message board, player profile/ recruiting and sports statistics databases.

     During January 2000, Rivals.com was the fourth stickiest web property on the Internet with an average of approximately 67 minutes spent on our network per user per month, and was first in stickiness among websites focused on sports content, according to data by Nielsen//Net Ratings. In addition, during January 2000, Rivals.com had more than 5.4 million unique users, according to AdForce. The Rivals.com network includes affinity-channels for fans and athletes that focus on college, high school and professional sports, a wide range of participatory and leisure sports and other sports-related topics, such as recruiting.

     Our objective is to be the leading developer and operator of affinity-channel networks that enable our entrepreneurial affiliates to deliver the highest level of in-depth content and relevant e-commerce offerings efficiently and profitably. To achieve this objective, we intend to rapidly create new networks of affinity-channels and enhance our existing networks and infrastructure services.

INDUSTRY BACKGROUND

     The Internet has grown rapidly in recent years and is now recognized as a mass medium for communication, commerce and multimedia content. International Data Corporation, or IDC, estimates that world-wide Internet users will grow from 144 million in 1998 to 602 million in 2003 and world-wide consumer e-commerce will grow from $16 billion in 1998 to $209 billion in 2003. This opportunity is, in part, driving the growth in online advertising, as retailers seek to build online awareness of their products and services. Forrester Research estimates that annual spending on online advertising in the United States will increase from $2.8 billion in 1999 to $22.2 billion in 2004.

     As an advertising medium, the Internet provides several advantages over traditional media, including the ability to more closely target specific demographic groups. Targeting makes advertising more effective, and advertisers seek to buy space on websites and networks that address specific demographic groups and attract a high level of visitors. To date, it generally has been impractical for advertisers to effectively buy advertising from affinity-channels. Advertisers have therefore traditionally focused on buying advertising from large, broad-based websites and advertising services companies.

  THE DEMAND FOR IN-DEPTH CONTENT AND SPECIALIZED MERCHANDISE IS NOT ADEQUATELY MET BY VERTICAL PORTALS

     Among other things, individuals use the Internet to find information and products that interest them. Vertical portals, or websites that focus on one subject such as personal finance, have emerged in an attempt to address user demand for specific content or merchandise. These vertical portals often attempt to cover all areas of a vertical subject within one website. As a result, the content tends to address events and issues of interest to a wide audience and excludes in-depth content and specialized merchandise that is relevant to affinity groups. In addition, the information and merchandise on vertical portals are often generic and widely available, which means that vertical portals are not offering a unique product. The result is limited user satisfaction, loyalty and stickiness.

  CHALLENGES FACED BY AFFINITY-CHANNELS AND ADVERTISERS

     User demand for targeted, relevant, interactive and in-depth content and specialized merchandise, and the failure of vertical portals to satisfy this demand, are resulting in the rapid growth of affinity-channels. IDC estimates that the total number of websites will grow, on average, by 70% per year between 1998 and 2003. While rich in content and specialized merchandise, and attractive from a targeted advertising perspective, affinity-channels are faced with several inherent operational and economic challenges.

     Many different types of content creators and e-commerce providers, including local journalists, media personalities, consumers and merchants, are creating affinity-channels. Building and operating a successful affinity-channel present significant challenges as there are many competing demands on these creators' and providers' time and financial resources. For example, the cost of building and operating an affinity-channel involves the employment or opportunity cost of at least one writer or editor. It also involves the technological complexities and costs of website production, hosting, maintenance and scaling.

     Affinity-channel creators also face significant challenges in developing a successful business due to the difficulties in capitalizing on revenue opportunities. In order to generate significant revenues, affinity-channels need to have high levels of traffic and stickiness. Moreover, converting traffic and stickiness into revenues can be difficult for affinity-channels due to their limited resources and the challenges that they face in gaining the attention of advertisers.

     By meeting user demand for in-depth content and specialized merchandise, affinity-channels are expected to attract an increasing proportion of online advertising revenues. Forrester Research estimates that by 2004, 25% or $5.6 billion of online advertising will be spent on niche websites in the United States. While affinity-channels can be attractive to advertisers, they are difficult for advertisers to reach due to their large number and fragmented nature. Certain advertising services companies have emerged to try to address this difficulty by aggregating websites and offering to serve, sell and manage advertisements for them. While this can make it more efficient for advertisers to place advertisements on smaller websites it often does not meet the need for targeted advertising and can lead to low advertising rates for the owners of these websites. As a result, although affinity-channels may meet user demand for in-depth content and specialized merchandise, they typically do not maximize their revenue opportunities and advertisers do not maximize the effectiveness of their advertising.

OUR SOLUTION

     Our solution is to develop and operate affinity-channel networks that benefit users, affinity-channel owners and advertisers. Our solution meets user demand for in-depth content and specialized merchandise by aggregating and organizing, on a single technology platform, a large number of affinity-channels into networks such as sports. Within a network, we further organize the affinity-channels into vertical categories, such as college football. Our solution enables affinity-channels to operate as sustainable businesses by providing infrastructure services that can lead to increased traffic, improved performance and features, greater revenues and reduced operating and technology costs. In addition, our solution enables advertisers to improve the effectiveness of their advertising by providing them with a means to buy space on affinity-channels and networks that can target specific demographic groups and attract a high level of visitors. Our solution provides significant advantages for our users, affiliates and advertisers that include the following:

  HIGH QUALITY CONTENT, E-COMMERCE AND USER EXPERIENCE

     CONTENT AND E-COMMERCE OFFERINGS ARE CONSISTENTLY HIGH QUALITY AND IN-DEPTH. We are continually searching for and recruiting the leading affinity publishers and merchants across all media to develop and operate their affinity-channels on our networks. Once invited to join the network, affinity-channels are contracted to the network on an exclusive basis. Our approach ensures that our networks have the affinity-channels most likely to meet user demand for targeted, relevant, in-depth content and specialized merchandise. In addition, we have our own channel producers and merchandise managers to ensure that the quality of the content and e-commerce offerings is maintained and to promote content and traffic sharing.

     AFFILIATES REMAIN MOTIVATED AND MAINTAIN OWNERSHIP OF THEIR AFFINITY-CHANNEL. In our solution, our affiliates retain ownership of their affinity-channels which allows them to maintain their entrepreneurial motivation and control over their content and merchandise. In addition, our solution incentivizes our affiliates to remain active in the network through the enhanced economic potential inherent in our solution, including long-term incentive plans and other material benefits. These incentives, combined with our infrastructure services, allow our affiliates to focus on their content and e-commerce offerings.

     USER EXPERIENCE IS ENHANCED. We enhance the user experience by providing consistently in-depth content and specialized merchandise that is not generally available and is of acute interest to the user. In addition, we provide users with access to targeted forums about highly specific topics through chat services and message boards. We also enhance the user experience by organizing our affiliates in a consistent and easy to use manner that includes one-click access to related affinity-channels.

  INTEGRATED INFRASTRUCTURE SERVICES

     USE OF ADVANCED TECHNOLOGY. We have developed an advanced, feature-rich technology platform that is reliable, scalable and designed to ensure high performance across a range of important metrics, such as availability and speed. Our platform includes sophisticated and easy to use publishing and community management tools. These tools enable affinity-channels to be efficiently created and maintained, content to be filtered, tagged and organized, and message board and chat communities to be customized and moderated. Selected content can be shared, where relevant, with other affinity-channels across the network. Our affiliates are therefore able to manage, with minimal expertise and effort, individually robust and scalable affinity-channels.

     ACCESS TO ADDITIONAL DATABASES AND MULTI-MEDIA CONTENT. Our solution provides our affiliates with access to databases of general content, such as photographs, which they use to supplement their original content. We also partner with media companies, such as Fox, for access to multi-media content, such as video, that may be relevant to our affiliates.

     SHARING OF TRAFFIC ACROSS MULTIPLE AFFINITY-CHANNELS. We facilitate traffic sharing among our affiliates by providing consistent, easy to use navigation tools on all our affinity-channels. We also drive traffic across our multiple affinity-channels through the use of expert affiliates who create proprietary specialized content relevant to broad parts of the network. Among the affinity-channels with which we launched our Rivals.com network, average daily page views increased approximately 216% between the launch on August 23, 1999 and February 15, 2000.

  ENHANCED ECONOMIC POTENTIAL

     INCREASED ADVERTISING OPPORTUNITIES. A key element of our solution is to increase advertising opportunities by leveraging our advertising sales force across our networks. Not only does this provide cost advantages relative to individual site sales efforts, it also opens up advertising possibilities not previously available to our affiliates and advertisers. Our solution allows our sales force to offer advertisers a single avenue to reach large and highly targeted demographic groups. By enabling the buyers and sellers of advertising to transact in this mutually beneficial way, our affiliates can receive more revenues and advertisers can achieve more effective advertising.

     INCREASED E-COMMERCE OPPORTUNITIES. Our solution increases e-commerce opportunities for our affinity-channels. We do this by matching targeted e-commerce affiliates with relevant content affiliates. This service leads to increased traffic to the e-commerce affiliate and e-commerce commissions for the content affiliate.

     CORPORATE BENEFITS FOR AFFILIATES. We provide financial, legal and administrative services for the benefit of our affiliates. We also leverage and coordinate joint marketing initiatives to raise brand awareness of our affiliates and the networks. In addition, we promote a strong culture among our affiliates by holding conventions, distributing network news including traffic measurement and rankings, and fostering communication among affiliates.

OUR STRATEGY

     Our objective is to be the leading developer and operator of affinity-channel networks. To do this we intend to rapidly extend our proven expertise and business model into additional networks, enhance our existing sports network and strengthen our infrastructure services. The key elements of our strategy include:

  RAPIDLY CREATE NEW NETWORKS OF AFFINITY-CHANNELS

     We intend to rapidly leverage the successful execution of our business model and infrastructure to create a leadership position in selected vertical subjects on the Internet. We are currently evaluating numerous verticals and geographic regions in which to deploy our solution. Our strategy for rapidly entering new verticals and countries includes:

     CAPITALIZING ON OUR EXPERIENCE IN DEVELOPING AND OPERATING RIVALS.COM. For example, the way that we aggregate and organize affinity-channels is expected to be similar in the new verticals. Our expertise with content management, the promotion of traffic sharing and the development of e-commerce opportunities will also facilitate the execution of our solution as we enter new vertical networks.

     LEVERAGING OUR INFRASTRUCTURE SERVICES. We have deliberately built our infrastructure services, such as our proprietary technology and advertising sales force, to be broadly applicable across different verticals.

     DEVELOPING STRATEGIC RELATIONSHIPS. Strategic relationships will enable us to accelerate the roll-out of new networks and provide our affiliates with access to relevant and timely content that may include multi-media.

  ENHANCE OUR SPORTS NETWORK

     We intend to further develop the breadth and depth of offerings on our sports network, Rivals.com, by:

     EXPANDING AND ENHANCING THE CONTENT AVAILABLE ON THE NETWORK. We will continue to add affinity-channels into new and existing vertical categories by recruiting affiliates that meet our quality standards. In addition, we will remain focused on developing our existing affiliates and their content, e-commerce and community offerings. For example, we intend to further promote the use of multi-media content from strategic relationships with media companies such as Fox.

     INCREASING TRAFFIC AND STICKINESS ACROSS THE NETWORK. We intend to continue our efforts to increase stickiness and drive traffic across the network through cross-promotions, strategic relationships and technological refinements. Key elements of this strategy include the sharing of highly relevant and timely content and the application of consistent navigational features throughout the network.

     ATTRACTING TRAFFIC TO THE NETWORK. We expect to attract new traffic to the network by continuing to add quality affinity-channels and by continuing to sponsor grass-roots promotional activities. We will further encourage our affiliates to continue promoting their affinity-channels by gaining exposure on non-Internet media such as radio. This strategy allows us to increase traffic without relying upon expensive broad-based advertising campaigns.

  ENHANCE OUR INFRASTRUCTURE SERVICES

     We intend to further enhance the infrastructure services we provide to our affiliates by:

     ENHANCING OUR TECHNOLOGY PLATFORM. Our proprietary technology platform provides us with a key competitive advantage. We intend to maintain and extend this advantage by continuing to invest heavily in research and development activities. These activities will focus on further enhancements to the functionality, speed and scalability of the networks. We also expect to develop technology to enable users to access our networks via appliances such as hand-held devices and to capitalize on the increasing availability of broadband opportunities.

     FURTHER DEVELOPING OUR E-COMMERCE SERVICES. We intend to rapidly make e-commerce a core part of our business by implementing our existing e-commerce solution across our networks. We will continue to develop e-commerce affinity-channels and match them with our content affiliates that are focused on the same affinity and target audience. This strategy is intended to enable our content affiliates to increase e-commerce revenues while providing our e-commerce affiliates with access to relevant and interested consumers.

     EXPANDING AND ENHANCING OUR ADVERTISING SERVICES. We intend to broaden the services that we provide advertisers to enable us to more effectively monetize our traffic through increased advertising rates and utilization. For example, we are implementing additional reporting and measurement services to enable advertisers to more specifically target required demographic groups. We also expect to continue to promote our company within the advertising industry to raise awareness of the benefits of our solution and the targeted advertising opportunities that we can provide.

  CULTIVATE ADDITIONAL REVENUE STREAMS

     We are currently evaluating numerous verticals and geographic regions in which to deploy our solution. Where we decide not to deploy our solution, we may license our technology to third parties for royalties or transaction fees. In addition, we intend to further explore revenue opportunities with third-party content and e-commerce providers in return for delivering traffic to their websites.

OUR INFRASTRUCTURE SERVICES

     Our infrastructure services are designed to enable our affiliates to develop and deliver their proprietary content and e-commerce offerings efficiently and profitably. Our affiliates can benefit from increased traffic, enhanced performance and features, greater revenues and reduced operating and technology costs. Our advertisers benefit from the ability to more effectively and efficiently target specific demographic groups. Our infrastructure services include the following:

  TECHNOLOGY SERVICES

     We offer a suite of technology services to our affinity-channels. We have built a scalable and reliable technology platform that enables us to rapidly deploy and manage our growing number of affinity-channels. In addition, we have designed this proprietary platform to be easily extended to additional networks. Our technology services enable our affiliates to focus on their core competency of in-depth content development or targeted e-commerce offerings without the distractions and costs associated with website development and maintenance. In addition, our technology services enable users of our network to enjoy high performance affinity-channels that are easy to navigate due to our consistent affinity-channel design architecture.

     Our technology services include proprietary, easy to use tools that enable our affiliates to efficiently create and maintain their affinity-channels. Once an affinity-channel is created, our publishing tools allow the affiliate to easily post stories, upload images and manage message boards and chat communities. We also provide functionality that provides data feeds, multi-media production and hosting services. In order to strengthen our technology platform and the services we provide to our affinity-channels, we will continue to integrate new leading-edge technologies and respond to changing customer needs.

  ADVERTISING AND SPONSORSHIP SERVICES

     We offer the following advertising and sponsorship services to our affiliates and advertisers:

     AFFILIATE SERVICES. Our dedicated and experienced sales force sells advertising on behalf of our affiliates. Our solution allows us to provide our affiliates with access to a broad group of advertisers that would be difficult for an independent affinity-channel to reach. This access typically leads to higher advertising rates and greater utilization of advertising inventory than our affiliates might achieve independently. We also sell remnant banner inventory on our network through third-party service providers, such as Adsmart and DoubleClick. In addition, we provide valuable reporting and measurement services, such as traffic reports, and permit independent advertising efforts by our affiliates.

     ADVERTISER SERVICES. Our network of affinity-channels provides advertisers with efficient access to highly targeted demographic groups. We provide a wide range of advertising alternatives that include banner advertisements, buttons, tiles, micro-sites and textlinks, as well as sponsorship programs. In addition, we provide data collection and reporting services to enhance the effectiveness of advertisers' efforts.

  CONTENT SERVICES

     We offer extensive content services to our affiliates. We provide knowledgeable and experienced channel producers to assist, train and maintain regular contact with our affiliates. This support includes advice on how to promote their brand, increase and sustain growth in traffic, improve technical performance and enhance and sustain the editorial quality of their content. Our channel producers also act as the primary liaison for our affiliates and coordinate activities among affinity-channels.

     We also provide experts within specific categories who deliver commentary and breaking news to relevant affinity-channels throughout the network. In addition, we provide our affiliates with access to multi-media content and databases of general content, such as photos and statistics. Through strategic relationships with multi-media companies, such as Fox, we provide access to streaming video content.

     In addition, we support our affinity-channels on certain legal issues, such as protecting copyright and trademark rights and ensuring legal compliance for contests and sweepstakes. We also help our affinity-channels maintain the integrity of their content by responding to letters from third parties and competitors on issues such as infringement.

  E-COMMERCE SERVICES

     Our e-commerce services allow our affiliates to pursue targeted e-commerce opportunities. We match e-commerce affiliates with their related content affiliates which enables our affinity-channels to deliver integrated content and e-commerce offerings. This service can lead to increased traffic to the e-commerce affiliate and e-commerce commissions for the content affiliate.

     We offer our e-commerce affiliates a comprehensive package of services. Managerial support is provided by experienced merchandise managers who work closely with our e-commerce affiliates to provide skilled advice, assistance and training. We also provide marketing services to our e-commerce affiliates through advertising, grass-root promotions, direct e-mail offers and search engine registration. In addition, we provide a customer service call center to handle customer service inquiries. Our digital photography service enables e-commerce affiliates to obtain high resolution digital photographs of their product offerings. We also provide comprehensive transaction processing services, including billing, delivery status and confirmation, payment collection and tax collection and remittance. Additionally, every two weeks we send each e-commerce affiliate a payment and sales report that itemizes transactions, network commissions and sales taxes. We also bear the risk of loss for the delivery of the affiliate's merchandise to the customer.

  NETWORK DEVELOPMENT SERVICES

     Our network development services include recruiting new content and e-commerce affiliates to further develop our existing network and assist in launching new networks.

     We invite content affiliates to join our network after we have completed an extensive process to identify the leading content creators, online or offline, that are focused on a specific subject. We recruit these publishers by highlighting the operational and economic benefits of our solution. Once an affiliate decides to join our network, we obtain exclusive rights to its online content.

     We invite e-commerce affiliates to join our network after identifying existing premier retailers in each market for which we have a targeted, content affinity-channel. We recruit these retailers by highlighting the benefits of our e-commerce services and access to traffic from similarly focused content affinity-channels. Currently, when an e-commerce affiliate joins our network, we obtain exclusive online retailing rights for its merchandise.

     When affiliates join our network we integrate their existing affinity-channels into our technology platform through the use of standardized templates. We work with those affiliates that do not have existing websites to transfer their existing content and e-commerce offerings to our technology platform.

OUR SPORTS NETWORK

     We launched our current sports network, Rivals.com, in August 1999. As of February 15, 2000, we had 541 affinity-channels on this network, with an additional 109 under contract and in the process of being brought "live". Within this network, we have individual channels in the following categories, among others:

-----------------------------------------------------------------------------------------------------------------------------
                               SIGNED,
 CATEGORY               LIVE   NOT LIVE  TOTAL    DESCRIPTION                                 SELECTED AFFINITY-CHANNELS
-----------------------------------------------------------------------------------------------------------------------------
 COLLEGE AND HIGH SCHOOL SPORTS
-----------------------------------------------------------------------------------------------------------------------------
 College Sports         285       53      338     In-depth coverage of the athletic programs  ugasports.rivals.com
                                                  of nearly every Division I college in the   kentucky.rivals.com
                                                  U.S. Channels in this category also cover   michiganstate.rivals.com
                                                  athletic activities by region and           pennstate.rivals.com
                                                  conference.
-----------------------------------------------------------------------------------------------------------------------------
 High School Sports      61       9        70     High school sports coverage at various      gavsv.rivals.com
                                                  levels ranging from athletic programs of a  hickoryhusker.rivals.com
                                                  single high school or region to statewide   njhoops.rivals.com
                                                  score-reporting.                            texashoops.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 College Recruiting      29       4        33     Coverage by recruiting experts who          borderwars.rivals.com
                                                  research and report on the recruiting of    fastbreakrecruiting.rivals.com
                                                  high school athletes by college football    insidersreport.rivals.com
                                                  and basketball programs.                    jucojunction.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 PROFESSIONAL SPORTS
-----------------------------------------------------------------------------------------------------------------------------
 NFL                     56       7        63     NFL coverage including channels for teams   nfldigest.rivals.com
                                                  and divisions, and a number of specialty    raiderfanmagazine.rivals.com
                                                  affinity-channels covering injuries, draft  rams.rivals.com
                                                  information, statistics and analysis.       redskins.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 NBA                     34       2        36     Coverage including team reporting and       lakers.rivals.com
                                                  analysis and special-interest topics such   76ers.rivals.com
                                                  as draft reports and analysis, player       nets.rivals.com
                                                  performance evaluations, fantasy            spurs.rivals.com
                                                  information, and player news and notes.
-----------------------------------------------------------------------------------------------------------------------------
 NHL                     20       1        21     Coverage of NHL teams, games, and issues    lakings.rivals.com
                                                  of most of the teams in the league,         flames.rivals.com
                                                  including statistics, league-wide           oilers.rivals.com
                                                  editorials and reports.                     stars.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Major League            0        22       22     Coverage of MLB teams that include          bluejays.rivals.com
 Baseball                                         in-depth coverage of the games, the         orioles.rivals.com
                                                  players, draft analysis, and other issues   redsox.rivals.com
                                                  of interest to fans, including fantasy      sfgiants.rivals.com
                                                  league information.
-----------------------------------------------------------------------------------------------------------------------------
 OTHER SPORTS
-----------------------------------------------------------------------------------------------------------------------------
 Tennis                  21       0        21     Coverage of local, regional, national, and  tenniscorner.rivals.com
                                                  international tennis competitions,          annak.rivals.com
                                                  training techniques and equipment reviews.  menstennis.rivals.com
                                                                                              midwesttennis.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Extreme Sports          12       5        17     Coverage of snowboarding, skiing,           wakecentral.rivals.com
                                                  skateboarding, surfing, wakeboarding and    concretewaves.rivals.com
                                                  cycling.                                    freestyleskier.rivals.com
                                                                                              therideidea.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Outdoor Sports          10       1        11     Coverage of local and regional outdoor      archerynetwork.rivals.com
                                                  activities, such as fishing, hunting and    asaarchery.rivals.com
                                                  archery.                                    bowhunting.rivals.com
                                                                                              capmel.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Soccer                  6        5        11     Coverage of regional, national, and         collegesoccerdaily.rivals.com
                                                  international soccer games and              crewfan.rivals.com
                                                  tournaments.                                manchesterunited.rivals.com
                                                                                              spinningball.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Motor Sports            7        0        7      Coverage of events, personalities,          racingpress.rivals.com
                                                  technical issues, trends, equipment,        racecarfan.rivals.com
                                                  racetracks and team news.                   racecentral.rivals.com
                                                                                              tachzone.rivals.com
-----------------------------------------------------------------------------------------------------------------------------
 Total                  541      109      650
-----------------------------------------------------------------------------------------------------------------------------

     Rivals.com ranks as the number 4 Web property in stickiness (the average total time spent per month per unique user on a Web property), according to Nielsen//NetRatings' January 2000 at-home user data. Unique users spent an average total time of approximately 67 minutes on Rivals.com during January. Additionally, according to Nielsen//NetRatings, Rivals.com has been the number 1 sports site on the Internet in stickiness every month since its August 1999 launch.

  STICKIEST MAJOR WEB PROPERTIES DURING THE MONTH OF JANUARY 2000

  -----------------------------------------------------------------
                                                  TOTAL TIME SPENT
   RANK                  DOMAIN                   HRS.:MIN.:SEC.
  -----------------------------------------------------------------
  1      eBay.com..............................        2:05:48
  2      Pogo..................................        1:09:15
  3      E Trade...............................        1:08:41
  4      RIVALS.COM............................        1:06:55
  5      Yahoo!................................        1:00:43
  -----------------------------------------------------------------

              Source: Nielsen//NetRatings, January 2000. Includes Web properties with unique audience greater than 300,000 during the month of January

     Since its launch in August 1999, our Rivals.com network's unique users per month grew to 5,431,812 in January 2000, according to Adforce.

TECHNOLOGY

     The core of our network model is the ability to share applications and databases across a common technology platform which may be rapidly deployed to launch multiple networks of affinity-channels. This technology is designed to support our infrastructure services with reliability and scalability to minimize the technical barriers associated with creating and maintaining affinity-channels. Our platform also supports network-specific features such as statistics for our sports network.

     Our technology platform's architecture is comprised of an end-user tier, an application tier and a database tier.

                                   [DIAGRAM]

     We primarily use Microsoft Windows NT for operating systems, IIS for Internet web server software, and SQL Server 7.0 for database environment. Our internally-developed applications are written using various programming languages such as C/C++, Active Server Pages, HTML, XML, javascript and SQL.

  END-USER TIER

     This tier is comprised of the standard web browsers used by consumers and affiliates to respectively access and publish the affinity-channels. We support the current versions of Netscape and Internet Explorer and are backward-compatible to Netscape 3.0 and Internet Explorer 3.0.

  APPLICATION TIER

     This tier consists of software running on a series of web servers and dedicated application servers. The software manages the website user interface, runs applications like data feeds, message boards, chat and e-commerce, and retrieves content from the database tier. All software except chat, multi-media production and hosting and advertising serving is of proprietary design.

     USER INTERFACE AND CACHING. This is the website as seen by end-users and is supported by its interfaces with underlying applications and databases. The web pages are built dynamically by combining site-specific content and links with relevant content from other affinity-channels. Frequently changing news and information are placed prominently to encourage repeat visits. A common navigation design enables users to visit multiple affinity-channels in the network without relearning the location of key features. Our "just-in" technology enables automatic cross-site publishing. Sophisticated in-memory caching software enables us to serve dynamic pages to users as static HTML.

     PUBLISHER AND CUSTOMER SERVICE TOOL. This is our "admin" tool and it enables affiliates to remotely and independently manage their affinity-channels, post stories, upload images, add links, manage message boards and chats, and perform other administrative tasks. Our staff uses this tool to create and classify new affinity-channels and respond to customer service issues such as registration or store purchases. The tool uses a simple point-and-click interface and requires no HTML knowledge.

     MESSAGE BOARDS. This application combines key end-user features with moderation tools, content database integration and scalability, including the ability to split traffic across multiple web servers.

     CHAT. We currently use Eshare, a commercial product, to provide chat functionality to our affinity-channels. Proprietary code integrates this application with our user interface and member database.

     DATA FEEDS. These applications continuously acquire content feeds from internal or third-party suppliers, such as STATS, Inc. and Fox. We store this data in our content database for retrieval and display in various forms.

     MULTI-MEDIA PRODUCTION AND HOSTING. Activate.net, a third-party service provider, uses our admin tool to post video and audio content and assign it to particular affinity-channels in a turnkey fashion. This allows Activate.net on our behalf to host both live and archived streaming content, acquire data from satellite, cable, videotape and other sources, and produce interactive events such as chat or audio simulcasts.

     ADVERTISING SERVING. Advertising banner serving and campaign management and reporting are provided entirely by AdForce, a third-party advertising services provider. Our personnel use our admin tool to enable campaign targeting by, among others, affinity-channel, page, region, and category.

     E-COMMERCE. Our existing e-commerce affinity-channels are enabled using Yahoo Store. We are currently developing technology that will combine our existing content database and user interface with third-party technology to create an integrated e-commerce solution.

  DATABASE TIER

     Our database tier consists of a main content database, as well as member registration, message board, player profile/recruiting and sports statistics databases. Our databases are of proprietary design and data is stored in double-byte character set format, a prerequisite to support Asian languages.

     CONTENT DATABASE. The heart of our technology platform, this database stores and organizes content associated with affinity-channels and categories. For a given affinity-channel, it enables the display of news, links, community features and other content specific to that affinity, while maintaining affiliate branding opportunities and targeted advertisements and e-commerce promotions.

     MESSAGE BOARD DATABASE. This database supports our message board application to provide message board functionality to our affinity channels.

     MEMBER REGISTRATION DATABASE. This database contains all "members" who have registered for message boards, premium content, or other features. Demographic information is requested during the registration process, including the user's approval or disapproval to send news updates or other information.

     PLAYER PROFILE/RECRUITING DATABASE. This sports network-specific database currently contains more than 75,000 entries for high school, college and professional athletes, including statistics, photos, scouting videos, biographies and commentary.

     STATISTICS DATABASE. This is another sports network-specific database that maintains recent and historical box scores, rosters, game results and other statistics for over 1,500 teams in various sports.

  DATA CENTER

     Our servers, excluding multimedia servers, which are partner-hosted, are housed at the Seattle data center of Exodus Communications pursuant to an Internet-hosting agreement. Exodus maintains an extensive national network and provides redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, Exodus provides us with 24-hour-a-day, seven-day-a-week network monitoring and escalation. We believe Exodus has adequate available floor space at its Seattle data center to support our growth. In addition, we are planning to support a distributed, redundant site by placing some of our servers in additional Exodus or other companies' data centers in other locations. Our one year agreement with Exodus provides for automatic one year renewal periods, but allows us to terminate the agreement for any reason upon 30 days prior written notice.

NETWORK DEVELOPMENT

     As of February 15, 2000, our network development organization included 25 engineers. We believe that strong technology development capabilities are essential to our strategy of becoming the leading developer and operator of affinity-channel networks. We have invested significant time and resources in recruiting experienced engineers and software developers. In addition, we have developed a process that involves several functional groups at all levels within our company and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully.

     In addition, our network development organization includes 16 individuals involved in adding affinity-channels to our network. This team focuses on adding affinity-channels into new and existing vertical categories by recruiting affiliates that meet our quality standards.

SALES AND MARKETING

     As of February 15, 2000, we had a sales and marketing organization of 26 sales and marketing professionals. The group is made up of advertising sales professionals concentrating primarily on selling strategic sponsorships and promotions to senior level brand marketers and advertising executives. Our sales team consults regularly with advertisers on the design and placement of advertisements, sponsorships and promotions across the network. We currently have sales offices in New York City, Chicago, Los Angeles and Seattle.

     Our marketing efforts are designed to enhance our affiliates' brands rather than promoting our brand. To attract users to our network, we have relied primarily on word-of-mouth, grass-roots promotional activities and distribution or sponsorship relationships with high traffic websites. We also employ a variety of methods to promote our brand within the advertising community to raise awareness of the benefits of our network and the targeted advertising opportunities that we can provide.

BUSINESS DEVELOPMENT

     We have a dedicated team of experienced individuals evaluating opportunities to expand our business. The focus of these individuals is to develop and execute a long-term strategy for launching new networks, expanding into additional geographic regions, entering into strategic relationships and adding new vertical categories to our existing sports network. This team seeks to leverage upon our success and expertise in developing our sports network into additional networks and to diversify our revenue base.

STRATEGIC RELATIONSHIP

     News America Incorporated is an investor in our company. In addition, we have a content sharing agreement with News Digital Media, a subsidiary of News America, that gives our affiliates free and direct access to the worldwide collection of sports video for which FoxSports.com has digital rights. FoxSports.com also provides access to daily headlines, news and video for our affinity-channels. In return, we will provide FoxSports.com with access to team-specific news, audio and video content, insider reports, recruiting information and rankings from our network, with links back to the originating affinity-channels.

INTERNATIONAL JOINT VENTURE

     We have entered into an agreement with Chrysalis Holdings Limited for the purpose of establishing in Europe a network of sports targeted affinity-channels similar to what we have established in the United States. This European-focused network will be substantially identical in all material respects to what we have in the U.S. sports vertical, with the exception that the coverage of specific teams and sports will reflect European interests.

COMPETITION

     The market for our services continues to develop and rapidly evolve and is characterized by an increasing number of market entrants with competing services. We expect that competition will continue to intensify. A number of companies offer competitive services addressing our target markets. We compete for affinity-channels, users and advertising and e-commerce revenues. Our competitors include other Internet infrastructure services companies such as DoubleClick, Infospace and 24/7 Media. Our competitors also include content providers such as ESPN and Sportsline, as well as community sites. In addition to entities that provide services and content, we compete with vendors of information, merchandise, products and services distributed through online sites and other means, including retail stores, mail, facsimile and private online bulletin board services, and television, radio and other established media entities that broadcast events.

     Significant competitive factors include:

     - quantity and breadth of infrastructure services;

     - depth of content and e-commerce offerings; and

     - access to targeted demographic groups.

     We have and might have in the future business relationships with some of our competitors, and some of our current partners may become competitors in the future. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, and may be better able to attract affinity-channels and other content providers, as well as advertisers, users and consumers. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in online user preferences and to devote greater resources than we can to building our business. These competitors may develop content and e-commerce offerings comparable or superior to ours.

     Barriers to entry are minimal, and current and potential competitors can launch new online sites or networks at a relatively low cost. We expect that the number of our direct and indirect competitors will increase in the future which may result in lower revenues and loss of users, any of which could materially and adversely affect our business, operating results and financial condition. Increased competition could result in lower revenues and loss of users, any of which could materially adversely affect our business, operating results and financial condition.

INTELLECTUAL PROPERTY

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and we rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our affiliates, suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter the independent third-party development of similar technologies.

     We have applied to register several trademarks in the United States and will seek to register additional trademarks and file patent applications as appropriate. We cannot assure you that we will be successful in obtaining any of the patents or trademark registrations for which we have applied. Even if these applications mature into patents or registered trademarks, they may be successfully challenged by others or invalidated. If the applications are denied because third parties own the trademarks or similar technologies, or if our rights to use the trademarks or patented subject matter are challenged by owners of similar rights, the use of the trademarks or patented subject matter may be restricted unless we enter into arrangements with the third parties, which may be unavailable on commercially reasonable terms.

     The computer software market is characterized by frequent and substantial intellectual property litigation that is often complex and expensive and involves a significant diversion of resources and uncertainty of outcome. In the future, we may need to pursue litigation to enforce and protect our intellectual property and trade secrets or to defend against a claim of infringement or invalidity. We have been and expect to continue to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of third-party proprietary rights by us and our licensees. We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

     To date, we have not been notified that our technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause services upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

LEGAL PROCEEDINGS

     From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including possible claims of alleged infringement of third-party trademarks and other intellectual property rights by the company and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

EMPLOYEES

     As of February 15, 2000, we had a total of 137 employees, including 29 in sales and marketing, 25 in engineering, 45 in network development and content, 8 in e-commerce, and 29 in administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

     We are headquartered in Seattle, Washington, where we lease approximately 13,770 square feet pursuant to a lease that expires on November 30, 2001. We have an option to terminate the lease at the end of March 2001. In November 1999, we entered into a new lease for approximately 53,500 square feet at 1513 5th Ave., Seattle, Washington. We intend to relocate our executive offices to this new facility in May 2000. The lease expires February 17, 2005.

     In addition, we lease smaller offices in Seattle, for backoffice operations, and in Los Angeles, California, Chicago, Illinois, New York, New York and Detroit, Michigan for sales and marketing. We believe that our current facilities, including the new lease for 53,500 square feet, will be adequate to accommodate our needs for the next twelve months.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of February 15, 2000.

              NAME                 AGE                        POSITION
              ----                 ---                        --------
James C. Heckman, Jr. ...........  34     Chief Executive Officer and Chairman of the
                                          Board of Directors
Saul Gamoran.....................  40     Executive Vice President, Secretary and Director
William C. Sornsin, Jr. .........  38     Chief Technology Officer and Senior Vice
                                          President, Engineering
Karen Northup....................  28     Chief Financial Officer
Scott Ehrlich....................  31     Executive Vice President
Jonathan D. Lazarus(1)(2)........  48     Director
Mike Slade(1)(2).................  42     Director
Ann Winblad(1)...................  49     Director

-------------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

     James C. Heckman, Jr. has served as our Chief Executive Officer and Chairman of our Board of Directors since our inception in September of 1998. From 1995 through the present, Mr. Heckman was founder and president of Heckman Media, Inc., a publisher of numerous sports-related publications covering both amateur and professional sports. Mr. Heckman attended the University of Washington from 1983 to 1987 where he majored in Communities.

     Saul Gamoran has served as our Executive Vice President since June 1999, our Secretary since November 1999 and a member of our Board of Directors since February 2000. From June 1996 through June 1999, Mr. Gamoran was Executive Vice President and General Counsel of Play-By-Play Toys and Novelties. Prior to that, Mr. Gamoran served as President of Renaissance Strategies Ltd. Mr. Gamoran received a B.S. in Speech from Northwestern University and a J.D. from Northwestern University School of Law.

     William C. Sornsin, Jr. has served as our Chief Technology Officer and Senior Vice President, Engineering since January 1999. From November 1996 through December 1998, Mr. Sornsin was Group Manager for the Microsoft Network at Microsoft Corp. Prior to that, from August 1991 through November 1996, Mr. Sornsin served in various managerial roles at Microsoft and was involved in such activities as product planning and development. Mr. Sornsin received a B.S. in Engineering from the University of Iowa as well as a MBA from the Anderson Graduate School of Management at UCLA.

     Karen Northup has served as our Chief Financial Officer since November 1999. From February 1998 to November 1999, Ms. Northup served as acting Chief Financial Officer and Controller of Telocity, Inc. From May 1996 to December 1998, Ms. Northup was employed by Frontier Global Center, Inc., first as Controller and later as Marketing Product Manager. Prior to that, Ms. Northup was a Senior Associate at Coopers & Lybrand LLP. Ms. Northup is a Certified Public Accountant, a Certified Management Accountant and received a B.S. in Accountancy from Arizona State University.

     Scott Ehrlich has served as our Executive Vice President since November 1999. From September 1997 to November 1999, Mr. Ehrlich served as Senior Vice President and

Executive Producer for News America Digital Publishing as part of that company's founding management team. From March 1996 to September 1997, he served as Director, Issues Information and Online Services for Fox News Channel. Prior to that, from February 1994 to March 1996, Mr. Ehrlich was Director of Research for NBC Cable, a division of the National Broadcasting Corporation. Mr. Ehrlich received a B.A. in Drama and Political Science from Kenyon College and a Masters in Political Management from the Graduate School of Political Management.

     Jonathan D. Lazarus has been a member of our Board of Directors since February 1999. Mr. Lazarus was with Microsoft Corporation from 1985 through 1996 in a series of executive positions serving most recently as Vice President, Strategic Relations. Mr. Lazarus serves on the board of directors of Data Channel, Inc., HomeGrocer.com, Vision Solutions and Ziff-Davis. He has also served as an advisor to Microsoft Corporation and ZDTV.

     Mike Slade has been a member of our Board of Directors since March 1999. From 1993 through 1999, Mr. Slade was Chairman and Chief Executive Officer of Starwave, Inc. Prior to that, Mr. Slade served in various managerial roles, including Vice President of Special Projects, for the Asymetrix Corporation. Mr. Slade received a B.A. in Economics from Colorado College and a MBA from the Stanford University Graduate School of Management.

     Ann Winblad has been a member of our Board of Directors since March 1999. Ms. Winblad has been a general partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. She is a member of the board of trustees of the University of St. Thomas. Ms. Winblad also serves on the boards of directors of Net Perceptions Inc., a developer and supplier of realtime recommendation technology for the Internet, Liquid Audio Inc., a provider of an open platform that enables the digital delivery of music over the Internet, The Knot, an Internet-based wedding services company, and several private companies. Ms. Winblad received a B.A. in Mathematics and Business Administration from the College of St. Catherine and an M.A. in Education with an Economics focus from the University of St. Thomas.

BOARD OF DIRECTORS

     We currently have authorized five directors. Each director is elected for a period of one year at our annual meeting of shareholders and holds office until the next annual meeting or until his or her successor is duly elected and qualified. Pursuant to an Amended and Restated Voting Agreement, each of SOFTBANK Capital Partners and News America Incorporated may appoint one member of our board of directors for the two-year period following the offering. SOFTBANK Capital Partners has designated Jonathan Lazarus as its director nominee, although Mr. Lazarus has no affiliation with SOFTBANK Capital Partners.

  COMMITTEES

     Our board of directors has an audit committee and a compensation committee. The audit committee consists of Mike Slade, Ann Winblad and Jonathan Lazarus. The audit committee reviews and monitors our corporate financial reporting and our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to our board of directors regarding the selection of independent accountants. The compensation committee consists of Messrs. Slade and Lazarus. The compensation committee reviews and makes recommendations to our board of directors regarding the compensation and benefits of our employees and directors.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently, or has ever been since our formation one of our officers or employees. No member of our compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

  COMPENSATION

     In March 2000, the board approved compensation guidelines for directors who are not our officers or employees. The compensation guidelines provide that these directors will be reimbursed for expenses incurred in attending any board or committee meeting. Directors who are also our officers or employees will not receive reimbursement for expenses incurred in attending board or committee meetings.

EXECUTIVE OFFICERS

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed by our board of directors.

  COMPENSATION

     The following table contains information for the fiscal year ended December 31, 1999 regarding the compensation earned by our Chief Executive Officer, and each of the other most highly compensated officers whose compensation exceeded $100,000 during 1999. In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below that do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers.

                                                                            LONG TERM
                                                                           COMPENSATION
                                                ANNUAL COMPENSATION     ------------------
                                                --------------------        SECURITIES
         NAME AND PRINCIPAL POSITION             SALARY     BONUS(1)    UNDERLYING OPTIONS
         ---------------------------            --------    --------    ------------------
James C. Heckman, Jr.(2)......................  $137,047    $46,512          2,080,000
Jeffrey P. Rice(3)............................   124,167         --            313,334

-------------------------
(1) Represents amounts earned in fiscal year 1999.
(2) Mr. Heckman served as our chief executive officer during fiscal 1999.
(3) Mr. Rice served as our chief operating officer and chief financial officer during fiscal 1999.

  OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during the fiscal year 1999. All options granted to these executive officers in fiscal 1999 were granted under the 1998 Stock Option Plan. 33.33% of the shares subject to each option vests and becomes exercisable on the first anniversary of the date of grant, and an additional 2.78% of the shares subject to each option vests monthly thereafter. The percentage of the total options set forth below is based on an aggregate of 7,556,251 options granted to employees as of December 31, 1999. All options were granted at a fair market value as determined by the board of directors on the date of grant. The board of directors determined the fair market value based on our financial results and prospects. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. The assumed 5% and 10% rates of stock price appreciation are based on the fair market value of the shares at December 31, 1999.

                                         INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE
                          ------------------------------------------------     VALUE AT ASSUMED
                          NUMBER OF    % OF TOTAL                               ANNUAL RATES OF
                          SECURITIES    OPTIONS                               STOCK APPRECIATION
                          UNDERLYING   GRANTED TO   EXERCISE                    FOR OPTION TERM
                           OPTIONS     EMPLOYEES      PRICE     EXPIRATION   ---------------------
          NAME             GRANTED      IN 1999     PER SHARE      DATE         5%          10%
          ----            ----------   ----------   ---------   ----------   ---------   ---------
James C. Heckman,
  Jr. ..................     80,000       1.06%      $0.275      1/3/2009    $  1,058    $  2,988
                          2,000,000      26.47        0.275      3/4/2009     264,338     746,533
Jeffrey P. Rice.........     80,000       1.06        0.250      1/3/2009       1,258       3,188
                            160,000       2.12        0.250     2/28/2009      25,147      63,723
                             60,000       0.79        0.250     5/19/2009       9,430      23,896
                             13,334       0.18        1.000     9/28/2009       8,383      21,242

     AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1999 AND OPTION VALUES AT DECEMBER 31, 1999

     The following table sets forth information concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at December 31, 1999. The value of unexercised in-the-money options is based on the fair market value of the shares at December 31, 1999 minus the actual exercise prices. All options were granted under our 1998 Stock Option Plan. These options vest over four years and otherwise generally conform to the terms of our 1998 Stock Option Plan.

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              SHARES                      FEBRUARY 15, 2000             FEBRUARY 15, 2000
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
                             EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                            -----------   --------   -----------   -------------   -----------   -------------
James C. Heckman, Jr. ....    833,333     $479,166     41,667        1,205,000      $155,210      $4,508,425
Jeffrey P. Rice...........     87,501       68,127      4,722          287,779        17,708       1,087,171

EMPLOYMENT AGREEMENTS

     On March 5, 1999, we entered into an employment agreement with James C. Heckman, Jr. for a term of 2 years. Mr. Heckman serves as our President and Chief Executive Officer and is paid a salary at the rate of $175,000 per year. Pursuant to the agreement, Mr. Heckman is entitled to receive incentive bonuses at the discretion of our board of directors and is entitled to general benefits available to all of our employees including reimbursement of reasonable business expenses.

     Mr. Heckman was also granted an option to purchase 2,000,000 shares of our common stock at $0.275 per share. The option vests as to 25% of the shares on the one year anniversary of the grant and vests as to 2.08% of the shares each month thereafter for the following thirty-six months. In the event of a change of control and subsequent constructive termination or termination without cause within the twelve month period following the change of control, one year of vesting will accelerate. In the event of an involuntary termination, Mr. Heckman will be entitled to severance benefits, including salary and health insurance for a period of six months from the date of the involuntary termination.

     On June 12, 1999, we entered into an employment agreement with Saul Gamoran, which may be terminated by either party upon 30 days written notice. Mr. Gamoran serves as our Executive Vice President and is paid a salary at the rate of $175,000 per year. Pursuant to the agreement, Mr. Gamoran is entitled to receive incentive bonuses at the discretion of our board of directors and is entitled to general benefits available to all of our employees including reimbursement of reasonable business expenses.

     Mr. Gamoran was also granted an immediately exercisable option to purchase 250,000 shares of our common stock at $0.25 per share. The option vests as to 25% of the shares on the one year anniversary of the grant and vests as to 2.08% of the shares each month thereafter for the following thirty-six months. In the event of an involuntary termination or termination without cause, one year of vesting will accelerate. In addition, Mr. Gamoran was permitted to purchase 100,000 shares of our Series C Preferred Stock in September 1999 for $3.54 per share.

     On January 11, 1999, we entered into an employment letter agreement with William C. Sornsin, Jr. under which his employment may be terminated at will. Mr. Sornsin serves as our Chief Technology Officer and Senior Vice President, Engineering and is paid a salary at the rate of $175,000 per year. Pursuant to the agreement, Mr. Sornsin is entitled to receive incentive bonuses at the discretion of our board of directors and is entitled to general benefits available to all of our employees including reimbursement of reasonable business expenses.

     Mr. Sornsin was also granted an option to purchase 240,000 shares of our common stock at $0.25 per share. The option vests as to one third of the shares on the one year anniversary of the grant and vests as to 2.78% of the shares each month thereafter for the following twenty-four months.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     Our articles of incorporation limit the liability of directors and officers to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, neither our directors nor our officers will be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except liability associated with any of the following:

     - any breach of their duty of loyalty to the corporation or its shareholders;

     - acts or omissions which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the indemnified party derived an improper personal benefit of money, property or services.

     The limitation of a director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our articles of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We intend to enter into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

  EMPLOYEES STOCK OPTION PLAN

     Our 1998 Stock Option Plan was approved by our board of directors in March 1998 and by our shareholders at their annual meeting in September 1998. Our board of directors amended the plan in December 1998, March 1999, April 1999, June 1999 and March 2000. We have reserved a total of 13,459,160 shares of our common stock for issuance under the plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 4% of our outstanding shares of capital stock on December 31 of the preceding year. The plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, including officers and directors, non-employee directors and consultants of non-statutory stock options. Unless terminated sooner, this plan will terminate automatically in 2008.

     Our 1998 Stock Option Plan is currently administered by our board of directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to each option, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that it cannot take any action that would impair the rights of an optionee with respect to any option previously granted and then outstanding under the plan without the consent of the optionee.

     Options granted under our 1998 Stock Option Plan are not generally transferable by the optionee except by will or the laws of intestate succession, and each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as our employee or consultant, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of any incentive stock options granted under this plan and any non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive or nonstatutory stock option granted must equal at least 110% of the fair market value on the grant date and the term of an incentive stock option granted to such a participant must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

     Our 1998 Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, our board may, by accelerating the vesting schedule, provide for the optionee to have the right, prior to the closing of the transaction, to exercise the option as to some or all of the optioned stock, provided that the decision to accelerate does not interfere with any "pooling of interests" accounting treatment used in connection with the transaction. All options will terminate upon the closing of the transaction.

  NETWORK AFFILIATES STOCK OPTION PLAN

     Our 1999 Network Affiliates Stock Option Plan was approved by our board of directors in April 1999. We have reserved a total of 1,400,000 shares of our common stock for issuance under the plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 0.5% of our outstanding shares of capital stock on December 31, of the preceding year. The plan provides for the granting to consultants of non-statutory stock options. Unless terminated sooner, this plan will terminate automatically in 2009.

     Our 1999 Network Affiliates Stock Option Plan is currently administered by our board of directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to each option, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that it may not adversely affect the rights of an optionee with respect to any option previously granted and then outstanding under the plan without the consent of the optionee.

     Options granted under our 1999 Network Affiliates Stock Option Plan are not generally transferable by the optionee except by will or the laws of intestate succession, and each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as our consultant, but in no event later than the expiration of the option's ten year term. The exercise price of the stock options granted under this plan must be at least equal to 85% of the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date. The term of all options granted under this plan may not exceed ten years.

     Our 1999 Network Affiliate Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, our board may, by accelerating the vesting schedule, provide for the optionee to have the right, prior to the closing of the transaction, to exercise the option as to some or all of the optioned stock, provided that the decision to accelerate does not interfere with any "pooling of interests" accounting treatment used in connection with the transaction. All options will terminate upon the closing of the transaction.

  2000 EMPLOYEE STOCK PURCHASE PLAN

     In March 2000, we adopted our 2000 Employee Stock Purchase Plan. We have reserved 400,000 shares of common stock for issuance under the 2000 Employee Stock Purchase Plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1.5% of our outstanding shares of capital stock on December 31 of the preceding year. Our 2000 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 400,000 shares of common stock has been reserved for issuance under the 2000 Employee Stock Purchase Plan and made available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or our capital structure. All of our employees (and employees of our "subsidiary corporation" and "parent corporation" (as defined by the Internal Revenue Code) designated by the administrator) whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 2000 Employee Stock Purchase Plan. In addition, employees must have been employed for 24 months or more to participate in the 2000 Employee Stock Purchase Plan. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such persons in the 2000 Employee Stock Purchase Plan are not eligible to participate in the 2000 Employee Stock Purchase Plan.

     The 2000 Employee Stock Purchase Plan designates offer periods, purchase periods and exercise dates. The Internal Revenue Code allows for offer periods of up to 27 months and purchase periods of any length within an offer period. Initially, the purchase periods under the 2000 Employee Stock Purchase Plan coincide with the offer periods such that the purchase periods are of six months' duration commencing each January 1 and July 1 (except that the initial purchase period commenced on the effective date of this offering and will end on December 31, 2000). Exercise dates are the last date of each purchase period, that is June 30 and December 31. In the event we merge with or into another corporation or dispose of all or substantially all of our assets, or in the event of other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of all our outstanding securities after the transaction, the administrator may elect to shorten the offer period then in progress.

     On the first day of each offer period, a participating employee is granted a purchase right, which is a form of option to be automatically exercised on the next exercise date. Deductions are to be made from the salary of participants (in accordance with their authorizations) and credited to their accounts under the 2000 Employee Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under the 2000 Employee Stock Purchase Plan for any six month period is the lesser of (A) 85% of the fair market value of the common stock on the date of the grant of the option (the commencement of the offer period) or (B) 85% of the fair market value of the common stock on the exercise date (the last day of the offer period).

     Payroll deductions may range from 1% to 10% (in whole-percentage increments) of a participant's regular base pay, exclusive of bonuses, overtime, shift-premiums, commissions, reimbursements or other expense allowances. Participants may not make direct cash payments to their accounts. The Internal Revenue Code imposes certain limitations on the amount of common stock that may be purchased during any calendar year.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMMON STOCK ISSUANCES

     In July, September and December of 1999 pursuant to certain option agreements Mr. Heckman exercised 666,667, 41,666 and 125,000 incentive stock options, respectively, for an aggregate consideration of $708,332.75. In each of January and February of 2000 Mr. Heckman exercised 41,667 incentive stock options for a aggregate consideration of $961,674.36. In connection with these exercises, Mr. Heckman gave us promissory notes in the aggregate principal amount of $1,670,007.10.

     In June 1999, pursuant to an option agreement, Mr. Gamoran exercised 250,000 non-qualified stock options for cash consideration of $62,500.

SALE OF PREFERRED STOCK

     In June 1998 and January 1999, we sold an aggregate of 1,240,000 shares of our Series A preferred stock to the following investors at a price of $0.25 per share:

                                               NUMBER OF
                                               SHARES OF        AGGREGATE
                                               SERIES A         PURCHASE             FORM OF
            NAME OF PURCHASER               PREFERRED STOCK       PRICE           CONSIDERATION
            -----------------               ---------------    -----------    ---------------------
Heckman Media, Inc.(1)                         1,240,000       $   310,000    Transfer of assets
                                                                              and payment of
                                                                              commissions debt

     In March 1999, we sold an aggregate of 6,861,734 shares of our Series B preferred stock to the following investors at a price of $1.05 per share:

                                               NUMBER OF
                                               SHARES OF        AGGREGATE
                                               SERIES B         PURCHASE             FORM OF
            NAME OF PURCHASER               PREFERRED STOCK       PRICE           CONSIDERATION
            -----------------               ---------------    -----------    ---------------------
Entities affiliated with Hummer Winblad        3,811,217(3)    $ 4,001,778    Cash
  Venture Partners(2)
Intel Corporation                              1,905,609       $ 2,000,890    Cash
Entities affiliated with The Phoenix             952,804(5)    $ 1,000,444    Cash
  Partners(4)
Great Northern Ventures LLC                      192,104       $   201,709    Cash and conversion
                                                                              of convertible note

     In September 1999, we sold an aggregate of 6,637,640 shares of our Series C preferred stock to the following investors at a price of $3.54 per share:

                                               NUMBER OF
                                               SHARES OF       AGGREGATE
                                               SERIES C        PURCHASE             FORM OF
            NAME OF PURCHASER               PREFERRED STOCK      PRICE           CONSIDERATION
            -----------------               ---------------   -----------   -----------------------
News America Incorporated                      4,238,999      $15,006,056   Advertising Credit and
                                                                            Cash
Hummer Winblad Venture Partners IV,            1,313,509      $ 4,649,822   Cash
  L.P.(3)
Intel Corporation                                656,755      $ 2,324,913   Cash
The Phoenix Partners IV Limited                  328,377      $ 1,162,455   Cash
  Partnership
Saul Gamoran                                     100,000      $   354,000   Cash

     In February 2000 we sold an aggregate of 3,000,000 shares of our Series E preferred stock to the following investors at a price of $11.50 per share:

                                           NUMBER OF
                                           SHARES OF        AGGREGATE
                                           SERIES E         PURCHASE          FORM OF
          NAME OF PURCHASER             PREFERRED STOCK       PRICE        CONSIDERATION
          -----------------             ---------------    -----------    ----------------
SOFTBANK Capital Partners(6)               3,000,000(7)    $34,500,000    Cash

---------------

(1) James C. Heckman, Jr., our Chairman and Chief Executive Officer, is president of Heckman Media, Inc.

(2) Ann Winblad, a member of our board of directors, is a partner of Hummer Winblad Venture Partners. Funds affiliated with Hummer Winblad Venture Partners own beneficially more than 5% of the outstanding shares of our common stock. For a description of this affiliation and disclaimers of beneficial ownership, see "Principal Shareholders."

(3) Includes 3,620,656 shares purchased by Hummer Winblad, III, L.P. and 190,561 shares purchased by Hummer Winblad Technology Funds II, L.P.

(4) Funds affiliated with The Phoenix Partners own beneficially more than 5% of the outstanding shares of our common stock.

(5) Includes 714,603 shares purchased by The Phoenix Partners IV Limited Partnership and 238,201 shares purchased by The Phoenix Partners III Limited Partnership.

(6) SOFTBANK Capital Partners and funds affiliated with SOFTBANK Capital Partners own beneficially more than 5% of the outstanding shares of our common stock. For a description of this affiliation and disclaimers of beneficial ownership, see "Principal Shareholders."

(7) Includes 2,957,100 shares purchased by SOFTBANK Capital Partners LP and 42,900 shares purchased by SOFTBANK Capital Advisors Fund LP.

WARRANT ISSUANCES

     In November 1998, in connection with a convertible promissory note in the amount of $200,000, we issued to Great Northern Ventures LLC warrants to purchase up to 19,047 shares of Series B preferred stock at a purchase price of $1.05 per share. William C.

Sornsin, Jr., our Chief Technology Officer and Senior Vice President, Engineering, is the managing member of Great Northern Ventures, LLC.

     In September 1999, in connection with the Series C preferred stock financing, we issued to News America Incorporated a warrant to purchase up to 1,465,333 shares of Series D preferred stock at a purchase price of the lesser of (i) $11.50 per share and (ii) the price per share at which shares are offered and sold to the public in our initial public offering of common stock and a warrant to purchase up to 5,861,333 shares of common stock at a purchase price of $14.15 per share.

     In September 1999, in connection with the Series C preferred stock financing, we issued to Heckman Media, Inc. a warrant to purchase up to 427,357 shares of Series C preferred stock at a purchase price of $3.54 per share.

     In February 2000, in connection with the Series E preferred stock financing, we issued to entities affiliated with SOFTBANK Capital Partners LP warrants to purchase up to 1,802,120 shares of Series F preferred stock at a purchase price of $14.15 per share.

     Each share of preferred stock is convertible into one share of our common stock under certain conditions, including the closing of an initial public offering of our common stock. The holders of each of our series of preferred stock are subject to, and the beneficiaries of, rights, preferences, privileges and restrictions in connection with the shares of preferred stock that they hold. See "Description of Capital Stock -- Preferred Stock." The holders of our Series B preferred stock are entitled to elect one of the members of our board of directors. Certain holders of our common stock and Series A preferred stock are entitled to elect two of the members of our board of directors. These directors and the director designated by the holders of our Series B preferred stock are entitled to designate one of the members of our board of directors. The holders of our Series E preferred stock are entitled to elect one of the members of our board of directors.

CONTENT AND LINK AGREEMENT WITH NEWSAMERICA DIGITAL PUBLISHING, INC.

     We have entered into a Content and Link Agreement and related Technology License Agreement with News America Digital Publishing, Inc. under which we have agreed to share sports-related content with Fox Sports and to cooperate in related activities, such as marketing. The Content and Link Agreement also contains mutual non-compete provisions that limit each party's ability to conduct business with direct competitors of the other party as well as requiring us, prior to entering into a similar arrangement with respect to geographic areas outside the United States, to offer future opportunities to News America Digital Publishing, Inc.

EMPLOYMENT AGREEMENT

     We have entered into employment agreements with our chief executive officer, executive vice president and chief technology officer. See "Management -- Employment Agreements."

     We believe that each of the transactions described above were on terms no less favorable than could have been obtained from unaffiliated third parties. All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our board.

                             PRINCIPAL SHAREHOLDERS

     The table below sets forth information regarding the beneficial ownership of our common stock by the following:

     - each shareholder known by us to own beneficially more than 5% of our common stock;

     - each of our executive officers named in the compensation table above;

     - each of our directors; and

     - all directors and executive officers as a group.

     As of February 15, 2000, there were 1,901,349 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. For the purpose of this section, all statements are based on information provided by the persons or entities named in the table. For each person or entity, the table indicates the number of shares beneficially owned and the percentage of all our outstanding shares represented by that number. The percentage is shown as of February 15, 2000 and as adjusted to reflect the common stock sold in this offering. For each person or entity, the number of shares, and therefore the percentages calculated using the number of shares, includes additional shares of common stock not currently outstanding but subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable within 60 days of February 15, 2000. However, those additional shares are not included when calculating the number and percentage of any other person or entity. Unless indicated otherwise, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for individuals for whom an address is not given is Rivals.com, Inc., 71 Columbia Street, Suite 550, Seattle, Washington 98014.

                                                                       PERCENTAGE OF
                                                                    SHARES OUTSTANDING
                                                            -----------------------------------
  NAME OR GROUP OF BENEFICIAL OWNERS    NUMBER OF SHARES    PRIOR TO OFFERING    AFTER OFFERING
  ----------------------------------    ----------------    -----------------    --------------
News America Incorporated(1)..........    11,565,665               46.2%                  %
  c/o News America Digital Publishing,
  Inc.
  620 Avenue of the Americas, 6th
  Floor
  New York, NY 10011
Hummer Winblad Venture Partners.......     5,124,726               20.5
  2 South Park, 2nd Floor
  San Francisco, CA 94107
Ann Winblad(2)........................     5,124,726               20.5
  2 South Park, 2nd Floor
  San Francisco, CA 94107
Softbank Capital Partners(3)..........     4,802,120               13.9
  10 Langley Road, Ste. 403
  Newton Center, MA 02159
James C. Heckman, Jr.(4)..............     3,664,023               19.2

                                                                       PERCENTAGE OF
                                                                    SHARES OUTSTANDING
                                                            -----------------------------------
  NAME OR GROUP OF BENEFICIAL OWNERS    NUMBER OF SHARES    PRIOR TO OFFERING    AFTER OFFERING
  ----------------------------------    ----------------    -----------------    --------------
Intel Corporation.....................     2,562,364               10.2%
  RN1-33, P.O. Box 58119
  2200 Mission College Blvd.
  Santa Clara, CA 95052
The Phoenix Partners..................     1,281,181                5.1
  1000 Second Avenue, Suite 3600
  Seattle, WA 98104
Jeffrey P. Rice(5)....................       628,873                2.5
Saul Gamoran..........................       500,000                2.0
Mike Slade(6).........................       142,619                  *                  *
Jonathan Lazarus(7)...................        75,000                  *                  *
All directors and executive officers
  as a group (8 persons)(8)...........    10,158,472               37.7

-------------------------
 *  Less than 1% of the outstanding shares of common stock

(1) Includes 7,326,666 shares pursuant to warrants exercisable prior to 180 days after this offering.

(2) Includes 5,124,726 shares held by Hummer Winblad Venture Partners of which Ms. Winblad is a partner. Ms. Winblad disclaims beneficial ownership to such shares except as to her portional interest therein, if any.

(3) Includes 1,802,120 shares pursuant to warrants exercisable prior to 180 days after this offering.

(4) Includes (i) 1,240,000 shares held by Heckman Media, Inc., of which Mr. Heckman is President, (ii) 1,163,333 shares pursuant to options exercisable within 60 days of February 15, 2000, and (iii) 427,357 shares pursuant to warrants exercisable prior to three years after this offering.

(5) Includes 261,390 shares pursuant to options exercisable within 60 days of February 15, 2000.

(6) Includes 95,000 shares pursuant to options exercisable within 60 days of February 15, 2000.

(7) Includes 75,000 shares pursuant to options exercisable within 60 days of February 15, 2000.

(8) Includes 5,124,726 shares held by Hummer Winblad Venture Partners of which Ann Winblad is a partner, and 1,969,723 shares pursuant to options exercisable within 60 days of February 15, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue shares, without par value, to be divided into two classes to be
designated common stock and preferred stock. Of the           shares authorized,
          shares shall be designated as common stock and           shares shall
be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our articles of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Washington law.

COMMON STOCK

     As of February 15, 2000, there were 1,901,349 shares of common stock outstanding which were held of record by approximately 24 shareholders. There
will be           shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options
after              , 2000) after giving effect to the sale of our common stock in this offering. There are 7,929,980 shares issuable upon exercise of outstanding options under our 1998 stock option plan and 1999 network affiliates stock option plan. See "Management -- Stock Plans" for a description of our stock plans.

     The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. Our amended and restated articles of incorporation to be filed concurrently with completion of this offering, does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     As of February 15, 2000, there were 21,344,125 shares of convertible preferred stock outstanding, which were held of record by approximately 50 shareholders. All outstanding shares of Series A, Series B, Series C and Series E preferred stock will be converted into an aggregate of 21,344,125 shares of common stock automatically upon completion of this offering. Upon the completion of this offering and filing of our amended and restated articles of incorporation, our board will be authorized, without action by the shareholders,
to issue          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock.

     The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying or preventing a change in our control without further action by the shareholders. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to the amended and restated investor rights agreement we entered into with holders of 18,344,125 shares of our preferred stock, the holders of these shares are entitled to registration rights regarding these shares. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice and are entitled to include shares of the common stock issuable upon conversion of their preferred stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration. The holders of these shares may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of the common stock issuable upon conversion of their preferred stock. We are required to us our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

WASHINGTON ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Washington law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  WASHINGTON ANTI-TAKEOVER LAW

     Washington law imposes restrictions on transactions between a corporation and its significant shareholders under circumstances defined in Chapter 23B.19 of the Washington Business Corporation Act. Specifically, a "target corporation" is prohibited, with exceptions defined in the statute, from engaging in specified significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The restriction applies for a period of five years from the date of the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Prohibited transactions include, among other things:

     - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

     After the five-year period, a "significant business transaction" may occur, as long as it complies with the "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of our company.

  UNDESIGNATED PREFERRED STOCK

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "RIVL."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have           shares of common
stock outstanding based on shares outstanding as of February 15, 2000. Of these
shares, the           shares sold in this offering will be freely transferable
without restriction under the Securities Act, unless they are held by "affiliates" as that term is used under the Securities Act and the Regulations promulgated thereunder.

     Of these shares, the remaining 23,050,196 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

     - beginning 90 days after the effective date, no shares will become eligible for sale, subject to the provisions of Rules 144 and 701;

     - beginning 181 days after the effective date, 19,999,853 additional shares will become eligible for sale, subject to the provisions of Rules 144, 144(k) or 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such shareholders;

     - beginning on November 3, 2000, the remaining 3,050,343 shares will become eligible for sale from time to time, subject to the provisions of Rule 144.

     Beginning 180 days after the date of this prospectus, approximately 2,586,619 additional shares subject to vested options as of the date of completion of this offering will be available for sale subject to compliance with Rule 701 and upon the expiration of agreements not to sell such shares entered into between the underwriters and such shareholders. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then
outstanding shares of common stock (approximately           shares immediately
after this offering), or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     Any of our employees, officers or directors of or consultant who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, we and our officers, directors and shareholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

     As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 1998 stock option plan and 1999 network affiliates stock option plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

     Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

                                  UNDERWRITING

     The Company and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chase Securities Inc. are the representatives of the Underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................
Chase Securities Inc........................................
                                                                -----------
          Total.............................................
                                                                ===========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                         Paid by the Company    No Exercise    Full Exercise
                                         -------------------    -----------    -------------
Per Share..............................                              $               $
Total..................................                              $               $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     The Company has agreed with the Underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus continuing through the date 180 days after the date of this Prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     In connection with the Offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the Offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     At our request, the Underwriters have reserved at the initial public
offering price up to           shares of common stock for sale to friends and
employees of RivalNetworks through a directed share program. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

     The Company estimates that its share of the total expenses of the Offering, excluding underwriting discounts and commissions, will be approximately
$       .

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. Pillsbury Madison & Sutro LLP, Palo Alto, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of common stock offered hereby.

                                    EXPERTS

     The financial statements included in this Prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte and Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In August 1999, we engaged Deloitte & Touche LLP to audit our financial statements and dismissed Ernst & Young LLP as our principal accountant. The board of directors has approved the appointment of Deloitte & Touche LLP as our principal accountant. No report was issued by Ernst & Young LLP on any of our financial statements. In connection with the services conducted by Ernst & Young LLP for any period, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to Ernst & Young LLP's satisfaction, would have caused them to reference the subject matter of the disagreement in their opinion.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Rivals.com, Inc.:
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Cash Flows.....................   F-5
  Consolidated Statement of Changes in Shareholders' Equity
     (Deficit)..............................................   F-6
  Notes to Consolidated Financial Statements................   F-7
Sports Washington:
  Independent Auditors' Report..............................  F-25
  Statement of Direct Revenues and Direct Expenses..........  F-26
  Note to Statement of Direct Revenues and Direct
     Expenses...............................................  F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Rivals.com, Inc.
Seattle, Washington

     We have audited the accompanying consolidated balance sheets of Rivals.com, Inc. and subsidiary (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for the period from March 11, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rivals.com, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from March 11, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 9, 2000

                                RIVALS.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   PRO FORMA
                                                                                            SHAREHOLDERS' EQUITY AT
                                                              DECEMBER 31,   DECEMBER 31,        DECEMBER 31,
                                                                  1998           1999                1999
                                                              ------------   ------------   -----------------------
                                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    90,336    $  9,660,753
  Accounts receivable, net of allowance for doubtful
    accounts of $-0- and $79,028, respectively..............       62,500       1,262,432
  Other receivables.........................................                       48,675
  Prepaid expenses..........................................       66,768       5,131,730
                                                              -----------    ------------
    Total current assets....................................      219,604      16,103,590
Goodwill, net of accumulated amortization of $24,115 and
  $72,344, respectively.....................................      217,032         168,802
Property, equipment, and leasehold improvements, net........       83,057       3,058,363
Prepaid licenses and other long-term assets.................       93,377       7,174,650
                                                              -----------    ------------
                                                              $   613,070    $ 26,505,405
                                                              ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and other current liabilities............  $   346,129    $  3,562,608
  Convertible notes payable.................................      408,863              --
  Deferred revenue..........................................      103,167         463,994
  Line of credit............................................        6,000         923,134
                                                              -----------    ------------
    Total current liabilities...............................      864,159       4,949,736
Commitments and contingencies (Note 5)......................
Minority interest...........................................                      981,701
Shareholders' equity (deficit):
  Preferred stock, no par value -- Authorized 25,411,066
    shares
  Series A Designated -- 4,060,000 shares; issued and
    outstanding, 4,000,000 and 4,060,000 shares,
    respectively. Aggregate liquidation preference of
    $1,015,000..............................................      988,460       1,002,860                  --
  Series B Designated -- 7,733,613 shares; issued and
    outstanding, -0- and 7,646,485, respectively. Aggregate
    liquidation preference of $8,028,809. Warrants -- issued
    and outstanding -0- and 40,469, respectively............       23,335       8,021,943                  --
  Series C Designated -- 7,350,000 shares; issued and
    outstanding -0- and 6,637,640, respectively. Aggregate
    liquidation preference of $23,497,246.
    Warrants -- issued and outstanding -0- and 427,387,
    respectively............................................           --      23,417,570                  --
  Series D Designated -- 1,465,333 shares; issued and
    outstanding -0- and -0-, respectively. Aggregate
    liquidation preference of $-0-. Warrants -- issued and
    outstanding -0- and 1,465,333, respectively.............           --         836,420                  --
  Series E Designated -- 3,000,000 shares; issued and
    outstanding -0- and -0-, respectively. Aggregate
    liquidation preference of $-0-..........................           --              --                  --
  Series F Designated -- 1,802,120 shares; issued and
    outstanding -0- and -0-, respectively. Aggregate
    liquidation preference of $-0-. Warrants -- issued and
    outstanding -0- and 1,802,120, respectively.............           --              --                  --
Common stock, no par value -- Authorized, 50,000,000 shares;
  issued and outstanding 24,688 and 1,882,709 shares,
  respectively. Warrants -- issued and outstanding -0- and
  5,861,331, respectively...................................       16,386      20,358,613        $ 53,637,406
Shareholder notes receivable................................           --        (297,628)           (297,628)
Unearned compensation -- employee stock options.............                   (3,956,746)         (3,956,746)
Deferred expense -- affiliate stock options.................       (8,302)     (6,121,970)         (6,121,970)
Accumulated deficit.........................................   (1,270,968)    (22,687,094)        (22,687,094)
                                                              -----------    ------------        ------------
  Total shareholders' equity (deficit)......................     (251,089)     20,573,968          20,573,968
                                                              -----------    ------------        ------------
                                                              $   613,070    $ 26,505,405        $ 26,505,405
                                                              ===========    ============        ============

        See accompanying notes to the consolidated financial statements.

                                RIVALS.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           MARCH 11, 1998
                                                           (INCEPTION) TO     YEAR ENDED
                                                            DECEMBER 31,     DECEMBER 31,
                                                                1998             1999
                                                           --------------    ------------
Advertising revenues.....................................   $   348,282      $  1,087,941
E-commerce revenues......................................        20,153            79,981
                                                            -----------      ------------
     Total revenues......................................       368,435         1,167,922
Cost of revenues -- Advertising..........................       370,811           698,097
Cost of revenues -- E-commerce...........................        25,446           129,316
                                                            -----------      ------------
     Total cost of revenues..............................       396,257           827,413
                                                            -----------      ------------
Gross margin.............................................       (27,822)          340,509
Operating expenses:
  Sales and marketing (including $0 and $633,516,
     respectively of non-cash advertising expense).......       368,840         4,645,556
  Production and content (including $0 and $433,026,
     respectively of non-cash stock-based compensation
     expense)............................................       168,025         2,867,391
  Product development (including $0 and $643,479,
     respectively of non-cash expense)...................       443,307         3,319,595
  General and administrative.............................       202,129         3,245,966
  Non-cash affinity-channel acquisition costs............         1,912         6,111,508
  Non-cash stock compensation -- employees...............            --           863,101
  Depreciation and amortization..........................        51,890           881,654
                                                            -----------      ------------
     Total operating expenses............................     1,236,103        21,934,771
                                                            -----------      ------------
Loss from operations.....................................    (1,263,925)      (21,594,262)
Interest and other income................................         5,434           243,548
Interest expense.........................................       (12,477)          (83,711)
                                                            -----------      ------------
Net loss before minority interest........................    (1,270,968)      (21,434,425)
Minority interest........................................            --            18,299
                                                            -----------      ------------
Net loss.................................................   $(1,270,968)     $(21,416,126)
                                                            ===========      ============
Basic and diluted net loss per share.....................   $   (118.13)     $     (31.93)
                                                            ===========      ============
Weighted average common shares -- basic and diluted......        10,759           670,653
                                                            ===========      ============
Pro forma data (unaudited):
  Pro forma basic and diluted net loss per common share..                    $      (1.69)
                                                                             ============
  Shares used in calculation of proforma basic and
     diluted net loss per common share...................                      12,688,382
                                                                             ============

        See accompanying notes to the consolidated financial statements.

                                RIVALS.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              MARCH 11, 1998
                                                              (INCEPTION) TO     YEAR ENDED
                                                               DECEMBER 31,     DECEMBER 31,
                                                                   1998             1999
                                                              --------------    ------------
OPERATING ACTIVITIES:
  Net loss..................................................   $(1,270,968)     $(21,416,126)
  Adjustments to reconcile net loss to net cash provided
    (used) by operating activities:
    Minority interest in net loss...........................            --           (18,299)
    Non-cash interest expense...............................            --            10,346
    Accretion of debt discount..............................         7,198            41,437
    Depreciation and amortization...........................        51,890           881,654
    Non-cash affinity-channel acquisition costs.............         1,912         6,111,508
    Non-cash stock based compensation -- employees..........            --           863,101
    Non-cash stock based compensation -- operating
     expenses...............................................            --         1,710,021
    Issuance of preferred stock for services................        75,000                --
    Issuance of common stock for services...................            --             5,000
    Provision for bad debt..................................            --            79,028
    Loss on disposal of fixed assets........................            --            13,182
    Cash provided (used by) changes in operating assets and
     liabilities:
      Accounts receivable...................................       (62,500)       (1,278,960)
      Other receivables.....................................                         (48,675)
      Prepaid assets........................................       (66,768)       (1,467,119)
      Accounts payable and other current liabilities........       346,129         3,216,479
      Deferred revenue......................................       103,167           360,827
                                                               -----------      ------------
         Net cash used in operating activities..............      (814,940)      (10,936,596)
INVESTING ACTIVITIES:
  Purchases of property, equipment and leasehold
    improvements............................................       (90,862)       (3,450,886)
  Purchases of prepaid long-term assets.....................       (54,494)       (1,519,062)
                                                               -----------      ------------
         Net cash used in investing activities..............      (145,356)       (4,969,948)
FINANCING ACTIVITIES:
  Proceeds from the issuance of convertible notes...........       401,665           468,803
  Proceeds from the issuance of Series A preferred stock,
    net.....................................................       613,460            14,400
  Proceeds from the issuance of Series B preferred stock,
    net.....................................................        23,335         7,069,160
  Proceeds from the issuance of Series C preferred stock,
    net.....................................................            --        15,914,544
  Receivables from shareholders.............................            --          (297,628)
  Issuance of common stock..................................         6,172           390,548
  Contribution of minority investor.........................            --         1,000,000
  Proceeds from line of credit, net.........................         6,000           917,134
                                                               -----------      ------------
         Net cash provided by financing activities..........     1,050,632        25,476,961
                                                               -----------      ------------
Net increase in cash and cash equivalents...................        90,336         9,570,417
Cash and cash equivalents, beginning of period..............            --            90,336
                                                               -----------      ------------
Cash and cash equivalents, end of period....................   $    90,336      $  9,660,753
                                                               ===========      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid -- Interest:
    Interest................................................   $     1,177      $     31,929
    Income taxes............................................            --                --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
  Issuance of Series A Preferred Stock for acquired
    assets..................................................       300,000
  Conversion of convertible notes and accrued interest to
    Series B Preferred Stock................................                         929,448
  Issuance of Series C Preferred Stock for advertising......                       7,503,026
  Issuance of common stock for assets.......................                         114,693
  Issuance of warrants to purchase Series D Preferred Stock
    for prepaid content.....................................                         836,420
  Issuance of warrants to purchase common stock for prepaid
    content.................................................                       1,771,098

        See accompanying notes to the consolidated financial statements.

                                RIVALS.COM, INC.

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                           CONVERTIBLE                                                     UNEARNED
                                         PREFERRED STOCK                           COMMON STOCK         COMPENSATION --
                                     ------------------------   SHAREHOLDER   -----------------------   EMPLOYEE STOCK
                                       SHARES       AMOUNT         NOTE        SHARES       AMOUNT          OPTIONS
                                     ----------   -----------   -----------   ---------   -----------   ---------------
BALANCE, MARCH 11, 1998 (INCEPTION)
 Issuance of Series A preferred
   stock, net of offering costs of
   $11,540.........................   4,000,000   $   988,460    $      --           --   $        --     $        --
 Warrants issued with convertible
   notes...........................                    23,335
 Exercised stock options...........                                              24,688         6,172
 Unearned compensation expense
   relating to issuance of stock
   options.........................                                                            10,214
 Amortization of unearned
   compensation on stock options...
 Net loss..........................
                                     ----------   -----------    ---------    ---------   -----------     -----------
BALANCE, DECEMBER 31, 1998.........   4,000,000   $ 1,011,795    $      --       24,688   $    16,386     $        --
                                     ----------   -----------    ---------    ---------   -----------     -----------
 Issuance of Series A preferred
   stock, net of offering costs of
   $600............................      60,000        14,400
 Warrants issued with convertible
   notes...........................                    25,299
 Issuance of Series B preferred
   stock, net of offering costs of
   $55,500.........................   6,761,296     7,043,861
 Conversion of convertible notes to
   preferred stock.................     885,189       929,448
 Issuance of Series C preferred
   stock, net of offering costs of
   $79,676.........................   6,637,640    23,417,570
 Preferred stock warrant issued for
   services........................                   836,420
 Common stock warrant issued for
   services........................                                                         1,771,098
 Exercised stock options...........                               (251,116)   1,685,828       390,548
 Issuance of common stock for
   certain assets..................                                             172,193       119,693
 Advance to shareholder............                                (46,512)
 Unearned compensation expense
   relating to issuance of stock
   options.........................                                                         6,282,545      (4,819,847)
 Unearned compensation relating to
   change in market value on stock
   options granted to affiliates...                                                        11,778,343
 Amortization of unearned
   compensation on stock options...                                                                           863,101
 Amortization of unearned
   compensation relating to change
   in market value on stock options
   granted to affiliates...........
 Net loss..........................
                                     ----------   -----------    ---------    ---------   -----------     -----------
BALANCE, DECEMBER 31, 1999.........  18,344,125   $33,278,793    $(297,628)   1,882,709   $20,358,613     $(3,956,746)
                                     ----------   -----------    ---------    ---------   -----------     -----------

                                        UNEARNED
                                     COMPENSATION --
                                     AFFILIATE STOCK   ACCUMULATED
                                         OPTION          DEFICIT         TOTAL
                                     ---------------   ------------   ------------
BALANCE, MARCH 11, 1998 (INCEPTION)
 Issuance of Series A preferred
   stock, net of offering costs of
   $11,540.........................   $         --     $         --   $    988,460
 Warrants issued with convertible
   notes...........................                                         23,335
 Exercised stock options...........                                          6,172
 Unearned compensation expense
   relating to issuance of stock
   options.........................        (10,214)                             --
 Amortization of unearned
   compensation on stock options...          1,912                           1,912
 Net loss..........................                      (1,270,968)    (1,270,968)
                                      ------------     ------------   ------------
BALANCE, DECEMBER 31, 1998.........   $     (8,302)    $ (1,270,968)  $   (251,089)
                                      ------------     ------------   ------------
 Issuance of Series A preferred
   stock, net of offering costs of
   $600............................                                         14,400
 Warrants issued with convertible
   notes...........................                                         25,299
 Issuance of Series B preferred
   stock, net of offering costs of
   $55,500.........................                                      7,043,861
 Conversion of convertible notes to
   preferred stock.................                                        929,448
 Issuance of Series C preferred
   stock, net of offering costs of
   $79,676.........................                                     23,417,570
 Preferred stock warrant issued for
   services........................                                        836,420
 Common stock warrant issued for
   services........................                                      1,771,098
 Exercised stock options...........                                        139,432
 Issuance of common stock for
   certain assets..................                                        119,693
 Advance to shareholder............                                        (46,512)
 Unearned compensation expense
   relating to issuance of stock
   options.........................     (1,462,698)                             --
 Unearned compensation relating to
   change in market value on stock
   options granted to affiliates...    (11,778,343)                             --
 Amortization of unearned
   compensation on stock options...        480,023                       1,343,124
 Amortization of unearned
   compensation relating to change
   in market value on stock options
   granted to affiliates...........      6,647,350                       6,647,350
 Net loss..........................                     (21,416,126)   (21,416,126)
                                      ------------     ------------   ------------
BALANCE, DECEMBER 31, 1999.........   $ (6,121,970)    $(22,687,094)  $ 20,573,968
                                      ------------     ------------   ------------

        See accompanying notes to the consolidated financial statements.

                                RIVALS.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

     Rivals.com, Inc. (the "Company" or "Rivals.com") was incorporated in the state of Washington on March 11, 1998 as Rival Media, Inc. and commenced operations in April 1998. The Company began generating revenue from its operations in June of 1998. On March 18, 1998, Rival Media, Inc. changed its corporate name to Rival Communications, Inc. On March 5, 1999, Rival Communications changed its corporate name to Rivalnet, Inc. On July 15, 1999, Rivalnet, Inc. changed its corporate name to Rivals.com, Inc.

     The Company is a developer and operator of affinity-channel networks. Affinity-channels are content or e-commerce websites owned by individuals or organizations that provide in-depth, original content or specialized merchandise relevant to highly specific topics, or affinities. The Company aggregates and organizes selected affinity-channels by general subject matter, or vertical categories, onto networks that share common infrastructure services. The Company's infrastructure services are designed to enable entrepreneurs to develop and deliver, as part of its integrated network, their proprietary content or e-commerce offerings. The Company's first network, Rivals.com, is focused on sports and as of February 15, 2000, included more than 500 affinity-channels.

     The Company generates revenues from online advertising and e-commerce. It collects all online advertising and e-commerce revenues and each affiliate receives a share of the revenues related to its affinity-channel.

  PREDECESSOR ENTITY

     Prior to June 19, 1998, Heckman Media, a company wholly owned by the Company's Chief Executive Officer, operated in the print publication industry and offered two primary operating lines, consisting of advertising sales and Sports Washington, a print publication. On June 19, 1998, the Company entered into a Series A Preferred Stock Purchase Agreement with Heckman Media whereby Heckman Media was issued 1,200,000 shares of Rivals.com Series A Preferred Stock in exchange for certain intangible assets of Heckman Media, including Sports Washington.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Rivals.com Ltd., and Rivals Europe Limited, which the Company has 75% ownership. Rivals Europe Limited was incorporated in December 22, 1999. All significant intercompany accounts and transactions have been eliminated.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                RIVALS.COM, INC.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

  PREPAID EXPENSES

     DEFERRED ADVERTISING. In connection with its Series C Preferred Stock financing, the Company is to receive future advertising in exchange for the issuance of 2,119,499 shares of its Series C Preferred Stock with an aggregate fair market value of $7,503,026. Advertising expense is recorded as costs are incurred. Total advertising costs incurred during the periods ended December 31, 1998 and 1999, were $101,753 and $2,012,653, respectively.

     PREPAID LICENSE FEES. The Company enters into agreements with third party journalists whereby the Company receives exclusive use of the journalist's domain name as well as an exclusive license for online content in return for a one-time upfront license fee. Such payments are capitalized and amortized over the life of the agreement.

     PREPAID CONTENT. In connection with its Series C Preferred Stock financing, the Company entered into an agreement with a third party whereby the Company received future website content in exchange for the issuance of a warrant to purchase 1,465,333 shares of its Series D Preferred Stock and a warrant to purchase 5,861,331 shares of Common Stock with an aggregate fair market value of $836,420 and $1,771,098, respectively. The resulting prepaid content asset is amortized over the life of the agreement.

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are recorded at cost. The Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") on January 1, 1999. Costs incurred during the application development stage are capitalized and amortized over the estimated life of the software. The Company capitalized $206,169 in internally developed software costs during the year ended December 31, 1999. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer hardware...............................                 2-3 years
Office furniture and equipment..................                 5-7 years
Internally developed software costs.............                   3 years
Leasehold improvements..........................      lesser of lease-term
                                                  or estimated useful life

     Amortization related to capitalized software was $20,462 for the year ended December 31, 1999.

  OTHER LONG-TERM ASSETS

     Other long-term assets consist of goodwill, acquired intangible assets, and purchased domain name licenses and are amortized over their estimated useful lives. Goodwill and

                                RIVALS.COM, INC.

acquired intangible assets are amortized over five years. Purchased domain name licenses are amortized over an estimated useful life of five years.

  REVENUE RECOGNITION

     Advertising revenues are derived from the sale of advertising on the Company's affinity channels through short-term contracts. Advertising revenues are generally recognized based on the actual number of impressions served, provided that no significant Company obligations exist and the collection of the resulting receivable is considered probable. Company obligations typically include guarantees of a minimum number of "impressions" or number of times an advertisement is viewed by users of the Company's affinity-channel network. Also included in advertising revenues are amounts earned for sponsorships. The Company hosts and organizes promotional events for a fixed fee. Revenue is recognized at the conclusion of the promotional event if collection is reasonably assured.

     E-commerce revenues are derived from the sale of specialty merchandise. E-commerce revenues are recognized once payment is assured and the product has shipped the Company records the e-commerce revenues on a gross basis in those cases where the Company acts as the principal in the e-commerce transaction, takes title to the goods during shipment, has economic risk related to collection, customer service and return. The Company records the e-commerce revenue on a net basis in those cases where the Company neither acts as principal nor takes title to the goods.

  COST OF REVENUES

     Cost of advertising revenues consists primarily of payments to content affiliates based on a contractually agreed percentage share of advertising revenues attributable to their affinity-channels. Cost of advertising revenues also includes third-party advertising delivery costs.

     Cost of e-commerce revenues includes payments to e-commerce affiliates based on a contractually agreed percentage share of e-commerce revenues attributable to their affinity-channels. Cost of e-commerce revenues also includes commissions paid to the content affiliates that deliver purchasers to e-commerce sites.

  PRODUCTION AND CONTENT

     Production and content expenses consist primarily of salary and other expenses for operations personnel, costs of incentive programs to affiliates, customer service costs, and costs of Internet access and web hosting services. Also included in production and content expenses is a non-cash charge which represents the amortized portion of the value of content received in consideration for the issuance of preferred and common stock warrants and a non-cash charge which represents the fair value of stock options awarded in conjunction with our affiliate incentive programs.

  SALES AND MARKETING

     Sales and marketing expenses consist of salaries and other expenses related to personnel engaged in advertising sales, marketing and public relations. In addition, sales and marketing expenses include advertising and promotional expenditures, such as third-party

                                RIVALS.COM, INC.

delivery costs of internal promotions on our network. Sales and marketing expenses also include a percentage commission for affiliates who sell advertising on their own affinity channels. Also included in sales and marketing expenses is a non-cash charge which represents the amortized portion of the value of advertising received in consideration for the issuance of preferred stock.

  PRODUCT DEVELOPMENT

     Product development expenses consist primarily of salaries and other expenses related to engineers and software developers. Also included in product development expenses is a non-cash charge which represents an expense under variable plan accounting for stock options awarded to a third party contractor.

  NON-CASH AFFINITY-CHANNEL ACQUISITION COST

     The non-cash stock compensation expense related to stock options granted to affinity-channels upon joining our network, receives variable plan accounting treatment, which values these options at fair market value at the end of each reporting period.

  DEPRECIATION AND AMORTIZATION

     Amortization consists primarily of the amortization of cash payments, amortization of intangibles associated with asset acquisitions, and amortization of the cost of domain names.

     Depreciation and amortization consist of the following:

                                                       DECEMBER 31,   DECEMBER 31,
                                                           1998           1999
                                                       ------------   ------------
Property and equipment depreciation..................    $ 7,805        $462,393
Publisher signing bonus amortization.................     10,122         294,813
Goodwill amortization................................     24,115          48,229
Intangible amortization..............................      5,885          11,771
Domain Name amortization.............................      3,963          40,017
Acquired asset amortization..........................         --          24,431
                                                         -------        --------
                                                         $51,890        $881,654
                                                         =======        ========

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of salary and other expenses related to general corporate functions as well as fees for professional services and costs of facilities.

  LONG-LIVED ASSETS

     The Company periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property, equipment and leasehold improvements and other long-term assets. The carrying value of a long-lived asset is considered impaired when the undiscounted net cash flow from such asset is estimated to be less than its carrying value.

                                RIVALS.COM, INC.

Should a long-lived asset be deemed to be impaired, the Company would record the difference between the undiscounted net cash flow and carrying value as impairment. Management does not believe that there were any long-lived assets which were subject to impairment at December 31, 1999.

  SHAREHOLDERS' EQUITY

     DETACHABLE STOCK PURCHASE WARRANTS. Proceeds from debt issued with detachable stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.5%, expected dividend yield of -0-%, volatility of 80% and expected life of 2 years.

     STOCK-BASED COMPENSATION. The Company's stock option plan is subject to the provisions of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the provisions of this standard, employee and director stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), or the fair value method described in SFAS 123. Companies choosing the intrinsic-value method are required to disclose the pro forma impact of the fair value method on net income. The Company has elected to account for its employee and director stock-based awards under the provisions of APB 25. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the underlying common stock on the date of grant over the exercise price of the stock option. Stock-based compensation expense for all equity instruments is recognized using the aggregated percentage of compensation accrued method as prescribed by FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28").

     The Company is required to implement the provisions of SFAS 123 for stock-based awards to other than employees and directors. The Company accounts for stock options issued to non-employees in accordance with SFAS 123.

     UNEARNED COMPENSATION. Unearned compensation represents the unamortized difference between the option exercise price and the deemed fair market value of the Company's common stock for shares subject to grant at the grant date, for options issued under the Company's stock incentive plan (Note 5). The Company's stock-based compensation expense is subject to the provisions of FIN 28. The amortization of deferred compensation is charged to operations and is amortized over the vesting period of the options using an accelerated basis based on the related vesting periods.

     NET LOSS PER SHARE. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of the exercise of stock options and warrants (using the treasury stock method) or the conversion of convertible preferred stock. Common equivalent shares are excluded from the computation if their effect is antidilutive. None of the convertible preferred stock, options and warrants to purchase common stock outstanding during the period presented was included in the computation of diluted loss per

                                RIVALS.COM, INC.

share as they were antidilutive. Preferred stock convertible into, and options and warrants to purchase, 5,244,953 and 33,087,910 shares of common stock were excluded from the calculations of diluted loss per share for the periods ended December 31, 1998 and 1999, respectively.

     Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the date the shares were originally issued.

     UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY. The Company's Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the IPO). If the IPO is consummated under the terms presently anticipated, all of the outstanding shares of convertible preferred stock as of December 31, 1999 will be converted into 18,344,125 shares of common stock upon the closing of the IPO. The effect of the conversion of the preferred stock outstanding at December 31, 1999 has been reflected in the unaudited pro forma shareholders' equity.

     SHAREHOLDER NOTES RECEIVABLE. The Company allowed two officers to exercise stock options in exchange for interest bearing promissory notes. The promissory notes bear interest at 6%. The notes and interest are due on December 31, 2002.

  COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") effective January 1, 1998. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the period from March 11, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, the components of other comprehensive income were insignificant.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company places its cash equivalents with major financial institutions.

     The Company sells advertising to various companies across several industries. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

     At December 31, 1998, two customers accounted for 100% of accounts receivable with the larger of the two customers comprising 84% of the total. At December 31, 1999, approximately 70% of accounts receivable was comprised of five customers who individually accounted for more than 10% of total accounts receivable. Accounts receivable are generally

                                RIVALS.COM, INC.

unsecured and uninsured. To date, the Company has not experienced significant collection issues.

  STOCK SPLIT

     On December 4, 1998, the Board approved a four-to-one stock split of its common stock. All references to shares, share prices and per share amounts have been adjusted to reflect the stock split.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), as amended by SFAS 137. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company does not currently hold any derivatives and management does not expect this pronouncement to materially impact its results of operations.

2. BALANCE SHEET INFORMATION

     Prepaid expenses:

                                                       DECEMBER 31,   DECEMBER 31,
                                                           1998           1999
                                                       ------------   ------------
       Deferred advertising..........................    $    --       $2,870,159
       Prepaid licenses and affiliate payments.......     63,708          528,603
       Prepaid content...............................         --          727,680
       Prepaid other.................................      3,060        1,005,288
                                                         -------       ----------
                                                         $66,768       $5,131,730
                                                         =======       ==========

     Property, equipment, and leasehold improvements:

                                                       DECEMBER 31,   DECEMBER 31,
                                                           1998           1999
                                                       ------------   ------------
       Computer hardware.............................    $75,442       $2,186,215
       Office furniture and fixtures.................     15,420          990,303
       Capitalized internally developed software
          costs......................................         --          206,169
       Leasehold improvements........................         --          139,110
                                                         -------       ----------
                                                          90,862        3,521,797
       Accumulated depreciation and amortization.....     (7,805)        (463,434)
                                                         -------       ----------
                                                         $83,057       $3,058,363
                                                         =======       ==========

                                RIVALS.COM, INC.

     Prepaid licenses and other long-term assets:

                                                   DECEMBER 31,   DECEMBER 31,
                                                       1998           1999
                                                   ------------   ------------
Deferred advertising.............................    $    --       $3,999,351
Prepaid licenses and affiliate payments..........     40,409          735,324
Prepaid content..................................         --        1,819,199
Other............................................     52,968          620,776
                                                     -------       ----------
                                                     $93,377       $7,174,650
                                                     =======       ==========

     Accounts payable and other current liabilities:

                                                   DECEMBER 31,   DECEMBER 31,
                                                       1998           1999
                                                   ------------   ------------
Accounts payable.................................    $196,247      $2,209,326
Commissions payable..............................          --         387,412
Other current liabilities........................     149,882         965,870
                                                     --------      ----------
                                                     $346,129      $3,562,608
                                                     ========      ==========

3. DEBT

  LINE OF CREDIT

     At December 31, 1999, the Company had a $1,000,000 line of credit with a financial institution. The line of credit bears interest at prime (8.5% at December 31, 1999), with interest payable monthly. The line of credit principal balance was $923,134 at December 31, 1999. The line of credit is secured by the Company's tangible and intangible property. Under the facility, we are required to comply with certain restrictive covenants which include, among other items, maintenance of certain financial ratios. In January 2000, the Company's line of credit was increased to $6,000,000. The new line of credit bears interest at prime with interest payable monthly. The line of credit matures on January 4, 2004.

  CONVERTIBLE NOTES PAYABLE

     Between October 1998 and February 1999, the Company issued convertible promissory notes with detachable warrants in the amount of $915,000, bearing interest at 8% per year. On March 5, 1999, the outstanding principal and accrued interest on the convertible notes of $929,448 was converted into 885,189 shares of the Company's Series B convertible preferred stock at $1.05 per share. The unamortized debt discount was expensed on the date of the conversion. In connection with these notes, the Company issued warrants to the note holders to purchase up to 87,128 shares of Series B Preferred Stock at $1.05 per share. The warrants are exercisable immediately and expire in February 2003. Proceeds from debt were allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants was $48,634.

     The weighted average interest rate on short-term borrowings outstanding was 17.1% and 16.0% as of December 31, 1998 and 1999, respectively.

                                RIVALS.COM, INC.

4. INCOME TAXES

     No provision for federal income tax has been recorded as the Company has incurred net operating losses through December 31, 1999. At December 31, 1999, the Company had approximately $16,010,722 of net operating loss carryforwards for federal income tax reporting purposes available to offset future taxable income; such carryforwards expire from 2019 to 2020. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

     The tax effects of temporary differences and net operating loss carryforwards that give rise to the Company's deferred tax assets and liabilities are as follows:

     The provision for income taxes is as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
Current tax provision (benefit)
  US federal.......................................   $(455,215)     $(4,877,200)
Deferred tax provision (benefit)
  US federal.......................................      33,286       (2,071,281)
  Credits..........................................           0          (14,427)
                                                      ---------      -----------
Total deferred.....................................      33,286       (2,085,708)
                                                      ---------      -----------
Total tax benefit..................................    (421,929)      (6,962,908)
Valuation allowance................................     421,929        6,962,908
                                                      ---------      -----------
Total provision....................................   $       0      $         0
                                                      =========      ===========

     A reconciliation of the provision for income taxes to the federal statutory rate of 34% is as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
Tax at statutory rate..............................     (34.00)%        (34.00)%
Permanent differences..............................       2.36            2.36%
Change in valuation allowance......................      31.64           31.64%
                                                        ------          ------
Effective tax rate.................................         --%             --%
                                                        ======          ======

                                RIVALS.COM, INC.

     The estimated tax effects of significant temporary differences and carryforwards that give rise to deferred income tax assets are as follows:

                                                       DECEMBER 31,   DECEMBER 31,
                                                           1998           1999
                                                       ------------   ------------
Deferred tax assets:
  Net operating loss carryforward....................   $ 455,215     $ 5,548,577
  Compensation expense -- stock options..............         650       2,423,957
  Accrued liabilities................................          --          96,114
  R&D Credits........................................          --          14,427
                                                        ---------     -----------
     Gross deferred tax assets.......................     455,865       8,083,075
Deferred tax liabilities:
  Depreciation.......................................      (3,246)       (108,366)
  Prepaid license fee................................     (30,690)       (373,709)
                                                        ---------     -----------
     Gross deferred tax liabilities..................     (33,936)       (482,075)
                                                        ---------     -----------
     Net deferred tax assets.........................     421,929       7,601,000
Valuation Allowance..................................    (421,929)     (7,601,000)
                                                        ---------     -----------
Deferred tax balance.................................   $      --     $        --
                                                        =========     ===========

     The Company has recorded a 100% valuation allowance equal to the net deferred tax asset balance based upon management's determination that the recognition criteria for realization have not been met. The net change in the valuation allowance during the period from March 11, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999 was $421,929 and $6,962,908, respectively.

5. SHAREHOLDERS' EQUITY (DEFICIT)

  AUTHORIZED SHARES

     At incorporation, the Company was authorized to issue 100,000,000 shares, consisting of 80,000,000 shares of common stock with no par value and 20,000,000 shares of preferred stock with no par value. The preferred stock may be issued in one or more series.

     On June 19, 1998, the Company filed its Restated Articles of Incorporation. The effect was to designate the rights and preference of 4,000,000 shares of Series A Preferred Stock.

     On November 6, 1999, the Company filed its Second Restated Articles of Incorporation. The effect was to increase the designated number of Series A Preferred Stock from 4,000,000 to 5,600,000.

     On January 7, 1999, the Company filed its Third Restated Articles of Incorporation. The effect was to increase the number of authorized shares to 40,000,000, consisting of 25,000,000 shares of common stock and 15,000,000 shares of preferred stock and to increase the designated number of Series A Preferred Stock from 1,400,000 to 8,600,000. In addition, a four-for-one stock split that was approved by the Company's Board of Directors on December 4, 1998 became effective upon the filing of this Restated Certificate of Incorporation.

     On March 5, 1999, the Company filed its Fourth Restated Articles of Incorporation. The effect was to decrease the number of authorized shares to 37,310,000, consisting of

                                RIVALS.COM, INC.

25,000,000 shares of Common Stock and 12,310,000 shares of preferred stock. Of the preferred stock, 4,060,000 was designated Series A Preferred Stock and 8,250,000 was designated Series B Preferred Stock. The Series B Preferred Stock contains substantially the same rights and preferences as the previous series of preferred stock.

     On September 28, 1999, the Company filed its Fifth Restated Articles of Incorporation. The effect was to increase the number of authorized shares to 60,608,946, consisting of 40,000,000 shares of Common Stock and 20,608,946 shares of preferred stock. Of the preferred stock, 4,060,000 was designated Series A Preferred Stock, 7,733,613 was designated Series B Preferred Stock, 7,350,000 was designated Series C Preferred Stock, and 1,465,333 was designated Series D Preferred Stock. The Series C and D Preferred Stock contains substantially the same rights and preferences as the previously issued Series A Preferred Stock and Series B Preferred Stock. To date, no Series D Preferred Stock has been issued.

     On December 21, 1999, the Company filed its Sixth Restated Articles of Incorporation. The effect was to change the authorized number of shares of all classes of Company stock to 75,411,066 shares, consisting of 50,000,000 shares of common stock and 25,411,066 shares of preferred stock. Of the preferred stock, 4,060,000 was designated Series A Preferred Stock, 7,733,613 was designated Series B Preferred Stock, 7,350,000 was designated Series C Preferred Stock, 1,465,333 was designated Series D Preferred Stock, 3,000,000 was designated as Series E Preferred Stock, and 1,802,120 was designated as Series F Preferred Stock. The Series E and F Preferred Stock contains substantially the same rights and preferences as the previously issued Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. To date, no Series F Preferred Stock has been issued.

  CONVERTIBLE PREFERRED STOCK

     On June 19, 1998, the Company acquired certain assets of Sports Washington, a division of Heckman Media Inc., a company wholly owned by the Company's Chief Executive Officer in exchange for 1,200,000 shares of Series A Preferred stock for a total purchase price of $300,000 (See Note 10). Additionally, the Company issued 300,000 shares of Series A Preferred stock to certain officers of the Company for services rendered and recorded compensation expense for $75,000. Between June 19, 1998 and February 15, 1999, the Company issued 2,500,000 shares of Series A Convertible voting Preferred Stock at $0.25 per share resulting in proceeds of $613,460 net of issuance costs of $12,140.

     In conjunction with the Series C Preferred Stock financing, the Company issued a warrant to purchase 427,357 shares of Series C Preferred Stock at $3.54 per share to the Company's Chief Executive Officer. The warrant is immediately exercisable and expires on September 30, 2002. The Company has recorded the warrant issued to its Chief Executive Officer under APB 25.

     In conjunction with the September 30, 1999 issuance of Series C Preferred Stock, the Company also issued a warrant to a Series C Preferred Stock shareholder to purchase 1,465,333 shares of Series D Preferred Stock at $11.50 per share that is immediately exercisable and expires on the earlier of September 30, 2002 or fifteen days after receiving notification from the Company that it is filing a registration statement under the Securities Act of 1933. This shareholder also received an additional warrant to purchase 5,861,331

                                RIVALS.COM, INC.

shares of common stock at an exercise price of $14.15 that are immediately exercisable and expire on the earlier of September 30, 2002 or 180 days following the closing of the Company's Initial Public Offering. Immediately upon issuance, the Company recorded a prepaid content asset of $836,420 related to the Series D Preferred Stock warrant and $1,771,098 related to the common stock warrant. This represents the fair value of the warrants. The warrants were valued using the Black Scholes pricing method with the following assumptions for all periods presented: an estimated life of the warrants of two years; a volatility of 80%; and a risk free interest rate of 5.5%. This prepaid content asset is being amortized over the life of the agreement.

     Each share of Series A, Series B, Series C, and Series D Preferred Stock is convertible on a one-for-one basis to common stock at the option of the holder or automatically upon registration of the Company's common stock pursuant to a public offering under the Securities Act of 1933 (an "Offering"). The Series A, Series B, Series C and Series D preferred stock would be converted upon an Offering at a price of not less than $7.08 per share with aggregate proceeds of not less than $15,000,000, or by the written consent of the majority of the holders of the outstanding shares of Series A, Series B and Series C preferred stock. The conversion price is subject to adjustment in certain instances including stock splits, and dividends and recapitalizations.

     The holder of each share of preferred stock has the right to one vote for each share of common stock into which such preferred stock can be converted. Preferred stockholders have the same voting rights and powers as common stockholders. Certain holders of the Company's preferred stock and warrants have registration rights.

     Dividends are not cumulative and are payable only when and if declared by the Board of Directors. Dividends are payable at a rate of $0.02, $0.09, $0.32, $1.035, $0.92 and $1.13 per share per annum on each outstanding share of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock, respectively.

     In the event of a liquidation of the Company, the holders of Series E and Series F preferred stock will receive a liquidation preference of $11.50 and $14.50 per share, respectively, as well as any declared but unpaid dividends on each share over the holders of Series A, Series B, Series C and Series D preferred stock and common stock. Upon satisfaction of Series E and F preferences, distributions will be made to Series A, Series B, Series C and Series D preferred stockholders in an amount up to $0.25, $1.05, $3.54, and $11.50 per share, respectively as well as any declared but unpaid dividends. Any remaining amounts will be distributed among the holders of the preferred and common stockholders on a pro rata basis.

  1998 STOCK OPTION PLAN

     On March 18, 1998, the Board of Directors approved the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan provides employees of the Company an opportunity to purchase shares of stock pursuant to options which may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and employees, officers, directors, independent contractors and consultants of the Company an opportunity to purchase shares of stock pursuant to options which are not described in Section 422 of the Code ("non-qualified stock options"). As of December 31, 1999 an aggregate of 8,859,160 shares of common stock were reserved for issuance pursuant to the

                                RIVALS.COM, INC.

1998 Plan. The 1998 Plan also provides for the sale or bonus of stock to eligible individuals in connection with the performance of services for the Company. Finally, the 1998 Plan authorizes the grant of stock appreciation rights ("SARS"), either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. To date the Company has not issued any SARS. If an option is surrendered, or for any other reason ceases to be exercisable in whole or in part, the shares which were subject to option but on which the option has not been exercised shall continue to be available under the 1998 Plan. The Plan is administered by the Board of Directors. Options granted under the 1998 Plan typically are granted at fair market value and vest over four years, 25% one year from the date of grant and ratably thereafter on a monthly basis.

  1999 NETWORK AFFILIATE STOCK OPTION PLAN

     On April 21, 1999, the Board of Directors approved the 1999 Network Affiliate Stock Option Plan (the "Network Affiliate Plan"). The Network Affiliate Plan provides the Company's affiliates and consultants an opportunity to purchase shares of stock pursuant to options that qualify as non-qualified stock options. An aggregate of 400,000 shares of common stock were reserved for issuance pursuant to the Network Affiliate Plan. The Network Affiliate Plan is administered by the Board of Directors. Options granted under the Network Affiliate Plan are typically granted at fair market value and vest over four years, 25% one year from the date of grant and ratably thereafter on a monthly basis.

     Stock option activity and option price information:

                                                                WEIGHTED AVERAGE
                                                    SHARES       EXERCISE PRICE
                                                  ----------    ----------------
Balance, March 11, 1998 (inception).............          --            --
  Granted.......................................   1,571,152         $0.10
  Exercised.....................................     (24,688)         0.25
  Canceled......................................    (341,980)         0.05
                                                  ----------         -----
Balance, December 31, 1998......................   1,204,484          0.11
                                                  ----------         -----
  Granted.......................................   8,416,767          0.95
  Exercised.....................................  (1,685,828)         0.23
  Canceled......................................    (633,210)         0.29
                                                  ----------         -----
Balance, December 31, 1999......................   7,302,213         $1.03
                                                  ==========         =====
Options Exercisable, December 31, 1999..........   1,671,848         $0.43
                                                  ==========         =====

     At December 31, 1999 the Company had an aggregate of 246,431 shares of common stock available for future issuance under its stock option plans.

                                RIVALS.COM, INC.

     Information regarding stock option grants during the period March 11, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 is summarized as follows:

                                 MARCH 11 (INCEPTION) TO                  YEAR ENDED
                                    DECEMBER 31, 1998                  DECEMBER 31, 1999
                             -------------------------------   ---------------------------------
                                         WEIGHTED   WEIGHTED               WEIGHTED    WEIGHTED
                                         AVERAGE    AVERAGE                AVERAGE     AVERAGE
                                         EXERCISE     FAIR                 EXERCISE      FAIR
                              SHARES      PRICE      VALUE      SHARES      PRICE       VALUE
                             ---------   --------   --------   ---------   --------   ----------
Exercise price exceeds
  market price.............    526,672    $0.250     $0.025    2,120,000    $0.265      $0.237
Exercise price equals
  market price.............  1,044,480    $0.025     $0.025    4,287,624    $0.299      $0.299
Exercise price is less than
  market price.............         --        --         --    2,009,143    $ 3.06      $ 6.09

     For various price ranges, weighted average characteristics of outstanding stock options at December 31, 1999 were as follows:

                                           OUTSTANDING OPTIONS          EXERCISABLE OPTIONS
                                     --------------------------------   --------------------
                                                 REMAINING   WEIGHTED               WEIGHTED
                                                   LIFE      AVERAGE                AVERAGE
     RANGE OF EXERCISE PRICES         SHARES      (YEARS)     PRICE      SHARES      PRICE
     ------------------------        ---------   ---------   --------   ---------   --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
         $0.025-0.0275.............    681,993     8.81      $0.0253      359,319   $0.0250
          0.250-0.275..............  4,496,275     9.28       0.2565    1,218,779    0.2679
          1.0000...................    703,886     9.69       1.0000           --    1.0000
          4.0000...................  1,420,059     9.90       4.0000       93,750    4.0000
                                     ---------     ----      -------    ---------   -------
                                     7,302,213     9.40      $1.0346    1,671,848   $0.4343
                                     =========     ====      =======    =========   =======

     The Company accounts for stock options and employee stock purchase plans in accordance with APB 25. To the extent the options granted are below fair market value, the Company records unearned compensation that is amortized using the aggregated percentage of compensation accrued method as prescribed by FIN 28. The fair value of options granted has been estimated at the date of grant using a Black Scholes option pricing model with the following weighted average assumptions:

                                                    MARCH 11, 1998
                                                    (INCEPTION) TO     YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 31,
                                                         1998             1999
                                                    --------------    ------------
Stock option plans:
  Expected life in years..........................       5.0              5.0
  Risk-free interest rate.........................       5.5%             5.5%
  Volatility -- non-employees.....................       0.8              0.8
  Dividend yield..................................       0.0%             0.0%

                                RIVALS.COM, INC.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted average estimated fair value of stock options granted in 1998, and 1999 was $.025, and $1.68 per share. Had compensation cost for these plans been determined based on the Black-Scholes value at the grant dates for awards as prescribed in SFAS 123, pro forma net income and loss per share would have been:

                                                    MARCH 11, 1998
                                                    (INCEPTION) TO     YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 31,
                                                         1998             1999
                                                    --------------    ------------
Net loss as reported..............................    $1,270,968      $21,416,126
Net loss -- pro forma.............................    $1,272,063      $21,570,337
Basic and diluted net loss per share -- pro
  forma...........................................    $  (118.23)     $    (32.16)

6. RELATED PARTIES

     An officer of the Company is an owner of the building in which the Company currently subleases space. Total rent expense in connection with this lease for 1998 and 1999 was $0 and $117,500, respectively.

7. COMMITMENTS AND CONTINGENCIES

  COMMITMENTS

     The Company rents office facilities and an automobile under operating leases. In May 2000, the Company will relocate its Seattle, Washington operations to a new facility under an operating lease agreement. The lease agreement expires in February 2005. The lease contains an option to renew for an additional five years. At December 31, 1999, the Company had commitments for capital expenditures of approximately $1,750,000 relating to leasehold improvements at the new facility.

     At December 31, 1999, future minimum lease payments under non-cancelable operating leases are:

2000.......................................................  $1,204,558
2001.......................................................   1,575,337
2002.......................................................   1,280,722
2003.......................................................   1,227,190
2004.......................................................   1,229,786
2005 and thereafter........................................     164,704
                                                             ----------
     Total minimum lease payments..........................  $6,682,297
                                                             ==========

     Rental expense under operating leases totaled $10,590 and $244,531 for the period from March 11, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, respectively.

     The Company has entered into an agreement to sponsor the 2001 and 2002 Hula Bowl at a cost of $325,000 and $350,000 per year, respectively.

                                RIVALS.COM, INC.

  CONTINGENCIES

     In the course of business, the Company has various claims in process, matters in litigation and other contingencies. The Company regularly assesses all contingencies and believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of December 31, 1999.

8. SEGMENT INFORMATION

     As of December 31, 1999, the Company generated substantially all of its revenues from advertising served on a common, aggregated and integrated network of affinity-channels delivered through a common physical infrastructure, and therefore the Company has only one reportable segment. Substantially all revenues are generated from domestic sources. All Company long-lived assets are physically located within the United States. Other than the $73,197 of operating expenses recorded in the year ended December 31, 1999 related to the Company's majority owned joint venture, all expenses have been incurred in the United States.

     Total operating expenses are controlled centrally by the operating department based on established budgets. Operating department include sales and marketing, production and content, product development, and general and administration. Assets, technology, and personnel resources of the Company are shared and utilized for all of the Company's service offerings. The Company does not prepare operating statements by revenue source. The Company does not account for, and does not report to management, its assets or capital expenditures by revenue source.

     Revenues are derived primarily from two sources: advertising sales and e-commerce. Advertising revenues include national and local advertising. E-commerce revenues include e-commerce transactions of merchandise.

                                                    MARCH 11, 1998
                                                    (INCEPTION) TO     YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 30,
                                                         1998             1999
                                                    --------------    ------------
Revenue
  Advertising revenue -- affinity-channels........     $     --        $1,087,941
  Advertising revenue -- print publication........      233,282                --
  Advertising revenue -- promotional events.......      115,000                --
  E-commerce revenue..............................       20,153            79,981
                                                       --------        ----------
          Total revenue...........................     $368,435        $1,167,922
                                                       ========        ==========

                                RIVALS.COM, INC.

  CUSTOMER INFORMATION

     The following table presents customers that individually represent 10% or more of revenue in each respective period.

                                                    MARCH 11, 1998
                                                    (INCEPTION) TO     YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 31,
                                                         1998             1999
                                                    --------------    ------------
Customers
  Customer A .....................................        40%              --
  Customer B......................................        --               29%
  Customer C......................................        --               15%
  Customer D......................................        --               13%

9. INVESTMENT IN JOINT VENTURE

     On November 17, 1999, the Company established Rivals.com Ltd, a wholly owned subsidiary incorporated in London, England. On December 22, 1999, the Company and Rivals.com, Ltd. entered into a joint venture agreement with another party, Chrysalis Holding Limited (Chrysalis), forming a new company named Rivals Europe with the purpose of carrying on the business of aggregating sports related websites and content on the Internet in Europe. Under the license agreement between the Company and Rivals Europe entered into on December 22, 1999, the Company licenses its technology and agrees to provide technical support services to Rivals Europe in exchange for 75% of the issued and outstanding stock of the joint venture. On December 22, 1999, Chrysalis invested $1,000,000 in exchange for 25% of the issued and outstanding stock of Rivals Europe. The Company consolidates results of the Rivals Europe in its financial statements and reflects the 25% owned by Chrysalis as minority interest. All intercompany transactions have been eliminated. For the period ended December 31, 1999, the Company recorded no revenue and total operating expenses of $73,196 related to the joint venture.

10. BUSINESS COMBINATION

     On June 19, 1998, the Company issued 1,200,000 shares of Series A Preferred Stock in exchange for certain intangible assets from Heckman Media. Heckman Media is wholly owned by the Company's Chief Executive Officer. The assets acquired primarily consisted of assets related to a periodical published by Heckman Media; Sports Washington. In addition to the periodical, the Company acquired contact lists, customer lists, a telephonic information line, a related web site, and intellectual property. The results of Sports Washington have been "carved out" of Heckman Media. Sports Washington operations began to be included in the Company's financial statements on the effective date of the acquisition, June 19, 1998. This transaction has been accounted for under the purchase method. The Company continues to publish the Sports Washington periodical, however, amounts were not material to the operating results of the Company.

                                RIVALS.COM, INC.

     The allocation of purchase price, as determined after the release of shares from escrow was finalized, is summarized as follows:

                                                               BOOK AND
                                                              FAIR VALUE
                                                              ----------
Purchase price..............................................    300,000
Fair value of intangible assets acquired....................   $ 58,854
                                                               --------
Excess of purchase price over assets acquired, allocated to
  goodwill (amortized on a straight line basis over five
  years)....................................................   $241,146
                                                               ========

     The accompanying statement presents direct revenues and expenses for the year ended December 31, 1997 and period ended June 19, 1998, respectively and represents a "carve out" of the Sports Washington operating line from Heckman Media. The Company has excluded the advertising operating line of Heckman Media as the Company did not continue the operations of the advertising operating line. The Company has continued to produce the Sports Washington periodical.

     Management believes that the audited statement of direct revenues and expenses for the year ended December 31, 1997 and the period ended June 19, 1998 represents the operations that preceded Rivals.com and continues to exist subsequent to the acquisition on June 19, 1998.

                                                         JANUARY 1,     JANUARY 1,
                                                        1997 THROUGH     THROUGH
                                                        DECEMBER 31,     JUNE 18,
                                                            1997           1998
                                                        ------------    ----------
Direct revenues.......................................    $97,613        $28,986
Direct expenses.......................................     64,071         23,105
                                                          -------        -------
Excess of direct revenues over direct expenses........    $33,542        $ 5,881
                                                          =======        =======

11. SUBSEQUENT EVENTS

     In January 2000, the Company paid $2,500,000 in cash in exchange for certain assets of Alliance Sports, Inc. As part of the agreement, the Company received all the intellectual property, domain names, accounts receivable, and fixed assets of Alliance Sports. In addition, the Company renegotiated all the existing contracts between certain consultants of Alliance Sports such that these consultants now have agreements with the Company with similar terms to those of other affiliates of the Company. This acquisition will be accounted for under the purchase method.

     In February 2000, the Company closed a private equity placement of 3,000,000 shares of Series E Preferred Stock at $11.50 per share resulting in proceeds of $34,484,500 net of offering costs of $15,500. In conjunction with the Company's convertible Series E Preferred Stock financing, the Company issued a warrant to purchase 1,802,120 shares of convertible Series F Preferred Stock at $14.15 per share to a shareholder that is immediately exercisable and expires 180 days following the closing of the Company's Initial Public Offering. The Series E and Series F preferred stock would be converted upon an Offering with aggregate proceeds of not less than $40,000,000.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Rivals.com, Inc.
Seattle, Washington

     We have audited the accompanying statements of direct revenues and direct expenses of the Sports Washington Operating Line of Heckman Media for the year ended December 31, 1997 and the period from January 1, 1998 to June 19, 1998. These statements are the responsibility of Heckman Media's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements referred to above are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements referred to above. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements referred to above. We believe that our audits provide a reasonable basis for our opinion.

     The operations covered by the statements referred to above were a part of Heckman Media and have no separate legal status. As described in Note 1 to the statements, the statements referred to above have been prepared from Heckman Media financial records and no allocations of overhead expenses have been made. These statements are not necessarily indicative of the costs and expenses that would have been incurred by Sports Washington, an operating line of Heckman Media, on a stand-alone basis.

     In our opinion, the statements referred to above present fairly, in all material respects, the direct revenues and direct expenses of the Sports Washington Operating Line of Heckman Media for the year ended December 31, 1997 and the period from January 1, 1998 to June 19, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

March 9, 2000
Seattle, Washington

                        HECKMAN MEDIA-SPORTS WASHINGTON

                STATEMENT OF DIRECT REVENUES AND DIRECT EXPENSES

                                                        JANUARY 1, 1997     JANUARY 1, 1998
                                                            THROUGH             THROUGH
                                                       DECEMBER 31, 1997     JUNE 18, 1998
                                                       -----------------    ---------------
Direct revenues......................................       $97,613             $28,986
Direct expenses......................................        64,071              23,105
                                                            -------             -------
Excess of direct revenues over direct expenses.......       $33,542             $ 5,881
                                                            =======             =======

See Accompanying note to statements

                        HECKMAN MEDIA-SPORTS WASHINGTON

            NOTE TO STATEMENT OF DIRECT REVENUES AND DIRECT EXPENSES

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Prior to June 19, 1998, Heckman Media a company wholly owned by the Chief Executive Officer of Rivals.com, Inc. operated in the print publication industry. Heckman Media offered two primary operating lines which consisted of advertising sales and Sports Washington, a print publication. On June 19, 1998, Rivals.com, Inc. entered into a Series A Preferred Stock Purchase Agreement with Heckman Media whereby Heckman Media was issued 1,200,000 shares of our Series A Preferred Stock in exchange for certain intangible assets of Heckman Media, including Sports Washington.

     The accompanying audited statement presents direct revenues and expenses for the year ended December 31, 1997 and period ended June 19, 1998, respectively, which represents a "carve out" of the Sports Washington operating line from Heckman Media. Rivals.com, Inc. has excluded the advertising operating line of Heckman Media as Rivals.com, Inc. did not continue the operations of the advertising operating line. Rivals.com, Inc. has continued to produce the Sports Washington periodical.

     Management believes that the audited statement of direct revenues and expenses for the year ended December 31, 1997 and the period ended June 19, 1998 represents the operations that preceded Rivals.com and continue to exist subsequent to the acquisition on June 19, 1998.

  DIRECT REVENUE

     Direct revenues are generated through the subscription of print publications. Revenues are recognized over the term of the subscriptions.

  DIRECT EXPENSES

     Direct expenses primarily consist of costs associated with printing and distribution of the publications.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                        ADDITIONS
                                               ---------------------------
                                 BALANCE AT     CHARGED       CHARGED TO
                                 BEGINNING         TO           OTHER                         BALANCE AT
                                     OF         COST AND     ACCOUNTS --     DEDUCTIONS --      END OF
                                   PERIOD       EXPENSES       DESCRIBE        DESCRIBE         PERIOD
                                ------------   ----------   --------------   -------------   -------------
Year Ended December 31, 1998:
  Deducted from asset
     accounts.................
Allowance for uncollectable
  accounts....................       $0         $      0                          $0(1)        $      0
  Inventory reserve...........        0                0                           0(2)               0
                                     --         --------                          --           --------
                                     $0         $      0                          $0           $      0
                                     ==         ========                          ==           ========
Year Ended December 31, 1999:
  Deducted from asset
     accounts.................
Allowance for uncollectable
  accounts....................       $0         $ 79,028                          $0(1)        $ 79,028
  Inventory reserve...........        0           69,129                           0(2)          69,129
                                     --         --------                          --           --------
                                     $0         $148,157                          $0           $148,157
                                     ==         ========                          ==           ========

-------------------------
(1) Write-off of uncollectable accounts, net of recoveries

(2) Write-off of bad inventory

---------------------------------------------------------
---------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................     3
Risk Factors........................     7
Special Note Regarding Forward-
  Looking Statements................    25
Use of Proceeds.....................    25
Dividend Policy.....................    25
Capitalization......................    26
Dilution............................    28
Selected Consolidated Financial
  Data..............................    29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    30
Business............................    37
Management..........................    54
Certain Relationships and Related
  Transactions......................    62
Principal Shareholders..............    65
Description of Capital Stock........    67
Shares Eligible for Future Sale.....    70
Underwriting........................    72
Legal Matters.......................    74
Experts.............................    74
Change in Accountants...............    74
Additional Information..............    74
Index to Financial Statements.......   F-1

                           -------------------------

  Through and including              , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------

                                            Shares

                              RIVALNETWORKS, INC.

                                  Common Stock
                           -------------------------

                              [RIVALNETWORKS LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                   CHASE H&Q

                      Representatives of the Underwriters

---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Rivals.com, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $
NASD filing fee.............................................
Nasdaq National Market listing fee..........................
Printing and engraving costs................................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue Sky fees and expenses..................................
Transfer Agent and Registrar fees...........................
Miscellaneous expenses......................................
                                                              -------
  Total.....................................................  $
                                                              =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate a director's liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions to shareholders, or (3) transactions from which a director derives an improper personal benefit.

     Article 9 of the Registrant's Sixth Amended and Restated Articles of Incorporation provides for the indemnification of directors to the fullest extent permissible under Washington law.

     Section 5 of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES; USES OF PROCEEDS FROM SALES OF REGISTERED SECURITIES

     During the past two years, we and our predecessors Rival Media, Inc., Rival Communications, Inc., a Washington corporation and Rivalnet, Inc., a Washington corporation (collectively, "Predecessor"), have issued unregistered securities to a limited number of persons as described below. The information regarding our shares of stock has been adjusted to give effect to the four-for-one stock split of our Series A preferred stock effected in January 1999.

      (1) From inception through February 15, 2000, we granted options to purchase an aggregate of 7,929,980 shares of our common stock to our employees and consultants at exercise prices ranging from $0.025 to $10.00 pursuant to our 1998 Stock Option Plan.

      (2) From April 21, 1999 through February 15, 2000, we granted options to purchase an aggregate of 225,740 shares of our common stock at exercise prices ranging from $0.25 to $4.00 to our network affiliates pursuant to our 1999 Network Affiliates Option Plan.

      (3) From inception through February 15, 2000, we sold an aggregate of 1,901,349 shares of our common stock at prices ranging from $0.025 to $0.275 per share.

      (4) On June 19, 1998, Predecessor issued an aggregate of 3,200,000 shares of Series A preferred stock which are convertible into 3,200,000 shares of common stock, to 12 investors for a consideration of $0.25 per share of Series A preferred stock or an aggregate of $800,000. The purchasers consisted of one investor who is presently related to a director and purchased 100,000 shares, one investor that is an affiliate of a director and purchased 1,200,000 shares and 10 unaffiliated investors who purchased 1,900,000 shares.

      (5) On September 27, 1998, Predecessor issued an aggregate of 800,000 shares of Series A preferred stock, which are convertible into 800,000 shares of common stock, to 11 investors for a consideration of $0.25 per share of Series A preferred stock or an aggregate of $200,000. The purchasers consisted of one investor who is presently related to a director and purchased 40,000 shares, one investor that is an affiliate of a director and purchased 40,000 and 9 unaffiliated investors who purchased 720,000 shares. All but four of the purchasers had previously purchased Series A preferred stock in June 1998.

      (6) On February 15, 1998, Predecessor issued an aggregate of 60,000 shares of Series A preferred stock, which are convertible into 60,000 shares of common stock, to one investor for a consideration of $0.25 per share of Series A preferred stock, or an aggregate of $15,000.

      (7) In November and December of 1998 and January and February of 1999, Predecessor issued a total of 19 warrants to purchase Preferred Stock in connection with a bridge loan transaction. The warrants are exercisable for an aggregate of up to 89,524 shares of our Series B Preferred Stock, which are in turn convertible into 89,524 shares of our Common Stock. The purchasers consisted of 19 unaffiliated investors, some of whom had invested in us previously.

      (8) On March 5, 1999, April 3, 1999 and May 18, 1999, Predecessor issued an aggregate of 7,646,485 shares of Series B preferred stock, which are convertible into 7,646,485 shares of common stock, to 28 investors for a consideration of $1.05 per share of Series B preferred stock or an aggregate of approximately $8,028,809. The purchasers consisted of two investors that are affiliates of a director and purchased 3,811,217 shares, one investor that is a director and purchased 47,619 and 25 unaffiliated investors who purchased 3,835,268 shares.

      (9) In August 1999, we issued to Heckman Media, Inc. a warrant to purchase 427,357 shares of Series C preferred stock at an exercise price of $3.54 per share. The warrant may be exercised incrementally and carries a cashless exercise feature. The warrant terminates after three years or on a change of control.

     (10) In September 1999, we issued an aggregate of 6,637,640 shares of Series C preferred stock, which are convertible into 6,637,640 shares of common stock, to five investors for a consideration of $3.54 per share of Series C preferred stock, or an aggregate of approximately $23,497,245. The purchasers consisted of one investor that is an affiliate of a director and purchased 1,313,509 shares, one investor that is a director and purchased 100,000 shares and three unaffiliated investors who purchased 5,324,131 shares.

     (11) In September 1999, we issued to News America Incorporated a warrant to purchase 1,465,333 shares of Series D preferred stock at a price equal to the lesser of $11.50 and the price of our common stock in this offering. If exercised, the warrant must be exercised in whole. The warrant terminates upon the earlier to occur of the three year anniversary of the day it was issued, a change in control or 15 days after the warrant holder receives notice of this offering.

     (12) In September 1999, we issued to News America Incorporated a warrant to purchase 5,861,331 shares of our common stock at an exercise price per share of $14.15. The warrant may be exercised incrementally, may not be exercised until after this offering and terminates 180 days after this offering.

     (13) On February 11, 2000, we issued an aggregate of 3,000,000 shares of Series E preferred stock which are convertible into 3,000,000 shares of common stock, to one investor for a consideration of $11.50 per share of Series E preferred stock, or an aggregate of approximately $34,500,000.

     (14) On February 11, 2000, we issued to affiliates of Softbank Capital Partners warrants to purchase 1,802,120 shares of Series F preferred stock at a price of $14.15 per share. The warrants are immediately exercisable, may be exercised in increments and terminate 180 days after this offering.

     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such

Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us and the Predecessor, to information about us and the Predecessor.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

     The Exhibits are as set forth on the Exhibit Index hereto.

(b) FINANCIAL STATEMENT SCHEDULES

                          SCHEDULE                            PAGE
                          --------                            ----
II -- Valuation of Accounts.................................  S-1

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1993, as amended, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 13th day of March, 2000.

                                          RIVALS.COM, INC.

                                          By:  /s/ JAMES C. HECKMAN, JR.
                                            ------------------------------------
                                                   James C. Heckman, Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Heckman, Jr. and Saul Gamoran and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                              TITLE                      DATE
             ---------                              -----                      ----
     /s/ JAMES C. HECKMAN, JR.       Chief Executive Officer and          March 13, 2000
-----------------------------------  Chairman of the Board of Directors
      (James C. Heckman, Jr.)        (Principal Executive Officer)

         /s/ KAREN NORTHUP           Chief Financial Officer (Principal   March 13, 2000
-----------------------------------  Financial Officer)
          (Karen Northup)

         /s/ SAUL GAMORAN            Executive Vice President and         March 13, 2000
-----------------------------------  Director
          (Saul Gamoran)

      /s/ JONATHAN D. LAZARUS        Director                             March 13, 2000
-----------------------------------
       (Jonathan D. Lazarus)

             SIGNATURE                              TITLE                      DATE
             ---------                              -----                      ----
          /s/ MIKE SLADE             Director                             March 13, 2000
-----------------------------------
           (Mike Slade)

          /s/ ANN WINBLAD            Director                             March 13, 2000
-----------------------------------
           (Ann Winblad)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
 1.1      Form of Underwriting Agreement
 3.1      Sixth Amended and Restated Articles of Incorporation of the
          Registrant, as currently in effect
 3.2*     Form of Amended and Restated Articles of Incorporation of
          the Registrant, to be filed upon the closing of this
          offering
 3.3      Bylaws of the Registrant, as currently in effect
 3.4*     Amended and Restated Bylaws of the Registrant, to be in
          effect after the closing of this offering
 4.1*     Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
 5.1*     Opinion of Morrison & Foerster, LLP
10.1*     Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2      Employment Agreement dated March 5, 1999 for James C.
          Heckman, Jr.
10.3      Employment Letter Agreement dated January 11, 1999 for
          William C. Sornsin, Jr.
10.4      Lease Agreement dated November 22, 1999 between the
          Registrant and Pine Street Development L.L.C.
10.5      Sublease Agreement dated June 30, 1999 between the
          Registrant and Think New Ideas, Inc.
10.6      Sublease Agreement dated June 17, 1999 between the
          Registrant and Bowne Internet Solutions, Inc.
10.7      Amended and Restated Investors' Rights Agreement between the
          Registrant and the Investors listed therein
10.8      Amended and Restated Voting Agreement between the Registrant and the Investors listed therein
10.9      Amended and Restated 1998 Stock Option Plan
10.10     1999 Network Affiliate Stock Option Plan
10.11*    Asset Purchase Agreement between the Registrant,
          AllianceSports, LLC, Greg Gough and Cayce Terry, dated
          January 8, 2000
10.12*    Content and Link Agreement between the Registrant and News
          Digital Media dated September 30, 1999
10.13*    Shareholders Agreement among the Registrant, Rivals.com
          Limited, Chrysalis Holdings Limited and Rivals Europe
          Limited dated December 22, 1999
16.1      Letter from Ernst & Young LLP
23.1      Consent of Deloitte & Touche LLP, Independent Accountants
23.2      Independent Auditors' Report on Supplemental Schedule
23.3      Consent of Counsel (see Exhibit 5.1)
24.1      Power of Attorney (see page II-6)
27.1      Financial Data Schedules

-------------------------

 * To be filed by amendment